amadeus

Madrid, 29th May 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 6/15

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Annual Corporate Governance Report 2003 (Relevant Fact of April 27, 2004)
- Amendment typo in above document (Relevant fact of May 6, 2004)
- Presentation 1Q 2004 Results
- IAS financial statements 1st Quarter 2004.
- Report on agreed-upon procedures as of March 31, 2004.
- First Quarter 2004 Review.
- Calling the General Assembly of Shareholders, Agenda Items, Reports issued by the Board of Directors, Regulations of the General Assembly and Proposal of Resolutions (relevant fact of May 27, 2004).

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. ANNUAL CORPORATE GOVERNANCE REPORT 2003

In accordance with Article 116 of the Stock Market Law (modified by Act 26/2003, of 17 July), publicly traded companies will have to make available to the public on an annual basis the Annual Corporate Governance Report. The Report will be filed with the Spanish Securities Exchange Commission (CNMV) and it will be disclosed by mean of a "relevant fact".

The Board of Directors´Meeting of Amadeus held today has approved by unanimity the Annual Corporate Governance Report for the fiscal year 2003, attached to this note.

Madrid, 27th April 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT 2003
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Introduction

Since AMADEUS Global Travel Distribution, S.A. (AMADEUS or the Company) became listed on the stock exchange, back in October 1999, its corporate structure has constantly reflected the transparency recommendations, first in the "Olivencia Code" and the "Aldama Report" and then, when certain aspects finally became compulsory regulations, in Act 26/2003, of July 17.

Thus, since it was first listed on the stock market, AMADEUS has had By-laws adapted to the corporate practices of the time, with the Regulations of the Board of Directors and the Code of Conduct for Matters related to the Stock Market. Since 2000, the Board of Directors has included independent Directors, and has set up Audit, Compensation and Nomination Committees.

In line with its usual practice, AMADEUS has filled in the "Form for the governance report of companies listed on the stock market", which is available to the public, and the annual management report on good governance practices.

For the financial year ended December 31, 2003, pursuant to the aforementioned Act 26/2003, which amends the Stock Market Act and the Spanish Corporations Law, and in line with the provisions of Order Eco/3722/2003, of December 26, concerning annual corporate governance reports and other instruments for information about listed and other companies, AMADEUS not only intends to comply with the compulsory contents of the Act, but to provide all the other information that, while not compulsory, may contribute to making the Company and its corporate structure more transparent.

AMADEUS is sure that this Annual Report, together with the information available on the Company's corporate website, which supplements the information contained in this Report, will be a valuable source of information for shareholders.

The annual corporate governance report is set out as follows:

1. The Company's ownership structure.
2. The Company's management structure.
3. Associated transactions.
4. Risk control systems.
5. Operation of the General Shareholders' Meeting.
6. Follow-up of Corporate Governance recommendations

1. The Company's ownership structure

AMADEUS Global Travel Distribution, S.A. was incorporated on July 14, 1988 and its registered offices are in Madrid.

On December 31, 2003, AMADEUS' share capital was TWENTY-SEVEN MILLION EIGHT HUNDRED AND NINETY-EIGHT THOUSAND THREE HUNDRED AND TEN EUROS (€27,898,310), represented by FIVE HUNDRED AND NINETY MILLION (590,000,000) preferred Class A shares, with a par value of one Euro cent (€0.01) each, made up of one single series; and by TWO HUNDRED AND NINETEEN MILLION NINE HUNDRED AND EIGHTY-THREE THOUSAND ONE HUNDRED (219,983,100) common Class B shares, with a par value of ten Euro cents (€0.10) each, made up of one single series.

All of the Company's shares are fully subscribed and paid up, and are represented by means of book entries.

The Class A shares are listed on the Madrid and Barcelona stock exchanges (Continuous Market), and the Paris and Frankfurt stock markets. The Class B shares are listed on the Madrid and Barcelona stock exchanges, but they are not traded since there is no demand as they are all held by three major shareholders.

AMADEUS' shares are included in the IBEX 35 selective index and have been included in the "New Market" special trading segment since the year 2000.

Modification to the share capital

The last modification to the share capital took place through a resolution of the general shareholders' meeting on June 20, 2001.

We should mention that a proposal will be submitted to the next Ordinary General Shareholders' Meeting to be held in June 2004 for a reduction in capital through the redemption of 48,539,400 Class B shares. If the reduction is approved, the share capital will be TWENTY-THREE MILLION FORTY-FOUR THOUSAND THREE HUNDRED AND SEVENTY EUROS (€23,044,370), represented by FIVE HUNDRED AND NINETY MILLION (590,000,000) preferred Class A shares, with a par value of one Euro cent (€0.01) each, made up of one single series; and by ONE HUNDRED AND SEVENTY-ONE MILLION FOUR HUNDRED AND FORTY-THREE THOUSAND SEVEN HUNDRED (171,443,700) common Class B shares, with a par value of ten Euro cents (€0.10) each, made up of one single series.

Direct and indirect holders of major holdings

During the financial year 2003 there was no significant change in AMADEUS' shareholding structure.

On December 31, the direct shareholders with major holdings, meaning those that directly or indirectly hold more than 5% of the share capital, were as follows.

Shareholders	No. Class "A" shares	No. Class "B" shares	Par value in euros	% Class "A"	% Class "B"	% Class "A" + "B"
Air France	137,847,654		1,378,476.54	23.36%		35.69%
		85,782,614	8,578,261.40		39.00%	
Iberia	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Lufthansa**	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Others*	236,500,000		2,365,000.00	40.08%		8.47%
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**	**100.00%**

* Includes treasury stock and shares held by the public

** LUFTHANSA Commercial Holding, GmbH

Following the sale of 78,000,000 AMADEUS Class A shares by Lufthansa on February 12, 2004 and the future redemption of the 48,539,400 Class B shares that will be submitted for the approval of the annual general shareholders' meeting to be held in June 2004, the major shareholders' holdings will be as follows:

Shareholders	No. Class "A" shares	No. Class "B" shares	Par value in euros	% Class "A"	% Class "B"	% Class "A" + "B"
Air France	137,847,654		1,378,476.54	23.36%		43.21%
		85,782,614	8,578,261.40		50.04%	
Iberia	107,826,173		1,078,261.73	18.28%		33.80%
		67,100,243	6,710,024.30		39.14%	
Lufthansa**	29,826,173		298,261.73	5.05%		9.34%
		18,560,843	1,856,084.30		10.82%	
Others*	314,500,000		3,145,000.00	53.31%		13.65%
Total	**590,000,000**	**171,443,700**	**23,044,370.00**	**100.00%**	**100.00%**	**100.00%**

* Includes treasury stock and shares held by the public

** LUFTHANSA Comercial Holding, GmbH

LUFTHANSA Commercial Holding GmbH is a wholly-owned subsidiary of the German airline company Deutsche LUFTHANSA AG, so the latter indirectly owns the holding in AMADEUS.

Société AIR FRANCE, IBERIA Líneas Aéreas de España, S.A. and Deutsche LUFTHANSA AG are all companies listed on various stock markets.

Holdings in the Company owned by the members of the Board of Directors

The table below shows the members of the Board of Directors and their holding in AMADEUS:

Name	Date of appointment	No. of shares	% of share capital
Mr. José Caparrós Pérez	14/11/2003	450	0.00%
Ms. Silvia Cairo Jordán	17/12/2003	10	0.00%
Mr. Bruno Matheu	22/09/2003	1	0.00%
Total		**461**	**0.00%**

On December 31, 2003, no member of the Board of Directors of AMADEUS is Board member in any other company listed on official stock markets in Spain.

Shareholders' agreements that the Company has been notified of

The three shareholders with major holdings, IBERIA, AIR FRANCE and LUFTHANSA, have signed a shareholders' agreement. This agreement, dated September 27, 1999, was signed before AMADEUS' shares became listed on the stock market and was authorized in a public deed by the notary public of Madrid Mr. Antonio Fernández-Golfín Aparicio on that date.

This shareholders' agreement, the main features of which were notified to the Spanish Securities and Exchange Commission (CNMV) and its existence was made public in the informative prospectus verified and recorded in the CNMV's official registry on October 1, 1999 and in the informative prospectus verified and recorded in the CNMV's official registry on May 18, 2000, affected 91.53% of the Company's share capital on December 31, 2003.

The most recent reference to the shareholders' agreement was in the informative prospectus verified and recorded in the CNMV's official registry by LUFTHANSA on February 12, 2004, on the occasion of the sale of 78,000,000 AMADEUS Class A shares.

The shareholders' agreement includes a mechanism for ensuring that the shareholders that are signatories to the agreement that own Class B shares keep a minimum number of Class A shares in the proportion of one Class A share per 0.6223 Class B shares that they hold. For this purpose, a mechanism is established that, in general terms, consists of an obligation on the holder of Class B shares to transfer 0.6223 Class B shares for each Class A share it transfers, whenever such a transfer of Class A shares means that the corresponding number thereof would be below the amount resulting from the aforementioned proportion.

This mechanism ensures that there is always a certain proportion of AMADEUS Class A and Class B shares owned by the shareholders that are signatories to the agreement. The holdings in AMADEUS owned by the shareholders that are signatories to the agreement must always be kept in the aforementioned minimum proportion of one Class A share per 0.6223 Class B shares, regardless of the number of shares of each class in circulation at any time.

In the same manner, by virtue of the shareholders' agreement, the number of Class B shares corresponding to the number of Class A shares transferred (in the aforementioned proportion) must be redeemed by the Company through the relevant decrease in capital with the return of the contributions to the affected shareholders, which must take place in the next General Shareholders' Meeting held after the transfer of Class A shares. The Class B shares redeemed will be valued at 10% of their par value.

During the period in which such Class B shares that are to be redeemed are owned by the major shareholders, until they are redeemed by a resolution of the General Shareholders' Meeting, the shareholders may not exercise any right inherent to the Class B shares that are to be redeemed.

This is all in line with the underlying ratio in the shareholders' agreement, according to which the voting rights inherent to the Class B shares must be exercised taking into consideration the economic rights that derive from the Class A shares, in such a manner as to avoid the risk of the controlling shareholders adopting measures that could harm the interests of the holders of Class A shares.

Additionally, the shareholders' agreement guarantees that the political control is linked to a specific level of commitment of economic rights, in such a way that the transfer of Class A shares and therefore, the corresponding economic divest, implies the proportional reduction of Class B shares and political control accordingly.

The shareholders' agreement contains certain agreements concerning who can transfer Class B shares and under what conditions, the number of Directors that each shareholder that is a party to the agreement may appoint, depending on the percentage of Class B shares that they hold, the rotation of the Chairmanship of the Board and the consequences of breaching the shareholders' agreement.

The manner by which one infers that there is concerted action between the three shareholders that are signatories to the shareholders' agreement for the purposes of the stock market legislation, as said in the informative prospectus prepared when the Company was listed, is the appointment and dismissal of the shareholder´s representative Directors. A major shareholder that is a signatory to the agreement is entitled to appoint a certain number of directors depending on the percentage of Class B shares that it holds, the other major shareholders that are signatories to the agreement being obliged to vote in favor of such appointments. In the same manner, a reduction in the percentage of Class B shares held, within certain percentages, means that one or several corresponding Directors must be dismissed.

The table below shows the percentages of Class B shares and the number of directors to which they entitle the parties:

% Class B shares	Number of directors
More than 45%	5
More than 35% and less than 45%	4
More than 25% and less than 35%	3
More than 15% and less than 25%	2
More than 5% and less than 15%	1

The reinforced majorities set forth in the shareholders' agreement for the decision-making process by the Board of Directors do not exceed the reinforced majorities set forth in the By-laws of the Company.

Family, commercial, contractual or corporate relationships between major shareholders.

AMADEUS is not aware of any significant commercial, contractual or corporate relationships between the major shareholders, except for those that may result from the ordinary course of business or commercial trade.

Family, commercial, contractual or corporate relationships between major shareholders and the Company.

The commercial or contractual relationships between AMADEUS and the major shareholders are those resulting from the ordinary course of business or commercial trade.

From a corporate point of view, on December 31, 2003, AMADEUS had holdings in the following companies in which a major shareholder also had a holding:

Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA)

AMADEUS Global Travel Distribution, S.A.	34%
IBERIA Líneas Aéreas de España, S.A.	66%

AMADEUS France SNC

AMADEUS Global Travel Distribution, S.A.	34%
Société AIR FRANCE	66%

Treasury stock at the close of the financial year 2003 and significant variations throughout the financial year

On December 31, 2003, the treasury stock was made up of 15,502,843 Class "A" shares, representing 0.55% of the share capital.

There were no significant variations in the treasury stock throughout the financial year, since 22,025 shares were purchased during the financial year 2003 and 230,912 shares were released during that period, the purpose of both transactions being to fulfill the commitments undertaken in the various employee and/or management remuneration plans.

In the Ordinary General Shareholders' Meeting held on June 20, 2003, the Shareholders authorized the Board of Directors to acquire, on one or more occasions, directly or through controlled companies, the Company's own shares within the scope of that set forth in article 75 of the Spanish Corporations Law. The maximum number of shares to be purchased may not exceed 5% of the Class "A" shares, provided the total par value of the shares acquired as of the date of the resolution of the Shareholders' Meeting, together with the treasury stock held beforehand, does not exceed 5% of the share capital. The maximum and minimum prices are 125% and 75% of their market trading price on the purchase date. They will be used as consideration in future commercial or corporate transactions, financial risk coverage derived from commercial transactions, as well as disposal and/or the application of remuneration systems in force consisting of free delivery of shares or rights over shares to employees and senior management, who carry out senior management duties. The authorization is valid for 18 months from the date on which the shareholders' meeting was held and renders the prior authorization granted by the Ordinary General Shareholders' Meeting held on June 12, 2002 null and void.

Legal and statutory restrictions on exercising voting rights or on the acquisition or transfer of holdings in the share capital

There is no legal or statutory restriction on exercising voting rights or on the acquisition or transfer of Class A shares.

As far as Class B shares are concerned, the restrictions on exercising voting rights and their free transfer are stipulated in the aforementioned shareholders' agreement signed by the three major shareholders IBERIA, AIR FRANCE and LUFTHANSA on September 27, 1999.

In general terms, the Class B shares (together with the corresponding number of Class A shares) may only be transferred to another shareholder that owns Class B shares, under certain conditions, or to any other potential shareholder, provided it is authorized by the other two major shareholders, which will hold a right of first refusal. As mentioned above, until the number of Class B shares corresponding to the transfer of a number of Class A shares (in accordance with the ratio of one Class A share per 0.6223 Class B shares) that are to be redeemed have been redeemed by means of a resolution of the General Shareholders' Meeting, the shareholders that hold them may not exercise any right inherent to such Class B shares that are to be redeemed.

Substantial breach of the shareholders' agreement triggers certain restrictions for the breaching party with regards to exercising its rights to vote in the Shareholders' Meeting and the Board of Directors, as well as certain rights for other shareholders that are party to the shareholders' agreement, including the right to exercise an option over the Class A and B shares of the breaching shareholder.

2. The Company's management structure

Regulations of the Board of Directors

In addition to the By-laws (drafting approved by the General Shareholders' Meeting on August 11, 1999), the Company has established its governance rules through the Regulations of the Board of Directors, the latest wording of which was approved by the Board of Directors on June 20, 2003 (replacing the Regulations of the Board of Directors approved on September 27, 1999), in order to adapt them to the Report of the Special Commission to Foster the Transparency and Security in the Markets and in Listed Companies - the "Aldama Report". The Act 26/2003 of July 17 made certain recommendations in this area but as the Regulations of the Board of Directors have already been adapted to those recommendations, there are no plans to make additional changes to the Regulations.

The Ordinary General Shareholders' Meeting will be informed of its contents in the meeting to be held in June 2004, although the CNMV has been notified through a relevant event registered on July 4, 2003. Its contents are available on the Company's corporate website.

The purpose of the Regulations of the Board of Directors is to determine the principles behind the actions of AMADEUS' Board of Directors, the basic rules for its organization and operation and the rules of conduct for its members, in order to achieve the most efficient management.

In particular, it deals with the following aspects:

- Composition, competence and duties of the Board (general and representative duties and those concerning the annual accounts and the stock market).

- Relations of the Board of Directors (with the shareholders in general, with the institutional shareholders, with the General Shareholders' Meeting, the external auditors and the Company's senior management).

- It develops the Directors' Statute, in particular the following aspects:

    - The appointment and dismissal of Directors (appointment of independent Directors, reappointment and term of office).
    - The duties of the Directors in holding office (general obligations of the Directors, their non-disclosure duty, their non-competition obligation, conflicts of interest, use of company assets, use of company information, business opportunities, indirect transactions and their duties of information).
    - Rights and authority of the Directors (their duty of inspection, assistance by experts and remuneration of the Directors).

- Structure and operation of the Board of Directors (the Chairman, Vice-Chairman, Secretary, Vice-Secretary, their duties and authority).

- The Committees of the Board of Directors

    - The Audit Committee (composition, competence, duties and operation).
    - The Nomination Committee (composition, competence, duties and operation).
    - The Compensation Committee (composition, competence, duties and operation).

Organization and operation of the Board of Directors

The Board of Directors effectively undertakes the powers of management, control and representation duties of the Company, assigned by the Spanish Corporations Law and the Company By-laws and in general:

- It determines the economic targets of the Company and agrees on the strategy, plans and policies to achieve such targets upon a proposal by the senior management.

- It supervises the development of the Company's business, as well as the performance of its strategies, plans and policies.

- It ensures the future feasibility and competitive position of the Company, by implementing the appropriate technological strategies, research plans and re-investment policies.

- It ensures at all times that the Company has suitable leadership and management and assesses the performance thereof.

- It approves the Company's codes of conduct and the general rules regarding the transactions and operations that must be submitted for the approval of the Company's Board of Directors.

- It ensures the quality of the information provided to the shareholders and the markets at the time of the relevant transactions.

Composition of the Board of Directors and meetings during the financial year 2003

The By-laws stipulate a minimum of five and a maximum of twenty Directors.

AMADEUS' Board of Directors is made up of 13 Directors (one Chairman and twelve Board members), all of which are external Directors, a non-executive Secretary and a non-executive Vice-Secretary. No specific requirement for being the Chairman of the Board is stipulated in either the Company By-laws or the Regulations of the Board of Directors.

Since there are no executive Directors, the Chairman of the Board is always an external Director and there is no risk of an accumulation of powers within a single person.

The composition on December 31, 2003 was as follows.

Name	Position on the Board / Position on the Board Committees	Nature of the position
Mr. Pierre-Henri Gourgeon	Chairman of the Board Member of the Nomination Committee	Shareholder's representative
Mr. Philippe Calavia	Member of the Board Member of the Audit Committee	Shareholder's representative
Mr. Christian Boireau	Member of the Board Member of the Compensation Committee	Shareholder's Representative
Mr. Bruno Matheu	Member of the Board	Shareholder's representative
Mr. Enrique Dupuy de Lôme	Member of the Board Member of the Audit Committee Member of the Nomination Committee	Shareholder's representative
Mr. Manuel López-Colmenarejo	Member of the Board	Shareholder's Representative
Ms. Silvia Cairo Jordán	Member of the Board	Shareholder's Representative
Dr. Karl-Ludwig Kley	Member of the Board Chairman of the Nomination Committee	Shareholder's Representative
Dr. Peter Franke *	Member of the Board	Shareholder's Representative
Dr. Ralf Teckentrup *	Member of the Board Member of the Compensation Committee	Shareholder's Representative
Dr. Friedrich Fröschl	Member of the Board Chairman of the Audit Committee	Independent
Mr. Francis Lorentz	Member of the Board Chairman of the Compensation Committee	Independent
Mr. José Caparrós Pérez	Member of the Board Member of the Audit Committee Member of the Compensation Committee	Independent

* Messrs. Peter Franke and Ralf Teckentrup tendered their resignation as members of the board on February 17, 2004.

Mr. Tomás López Fernebrand	Non-executive Secretary
Mr. Jacinto Esclapés Díaz	Non-executive Vice-Secretary

Other members of the Board during the financial year 2003 were as follows:

- Mr. Guillermo Serrano de Entrambasaguas, a shareholder´s representative Director, who tendered his resignation on November 15, 2003.

- Mr. Jean-Paul Hamon, a shareholder´s representative Director, who tendered his resignation on September 9, 2003.

- Mr. Fernando Conte García, an independent Director, who tendered his resignation on June 13, 2003.

As mentioned above, all of the Directors are external Directors and there are no executive Directors. Neither is there a "Consejero Delegado", since the Board acts as a collegiate body and none of its members have delegated powers.

Throughout the financial year, the Board of Directors physically met on six occasions, on two of which the chairman was unable to attend, as well as a further two Board sessions held by mail vote.

To the date of this Annual Report, there are two vacancies in the Board of Directors that will be covered or alternatively redeemed, in the next Ordinary General Assembly to be held in June 2004.

Appointment, reappointment and dismissal of Directors

1. Appointment

The Directors are appointed by the General Shareholders' Meeting or by the Board of Directors, pursuant to that stipulated in the Spanish Corporations Law and in the Company By-laws.

Any proposals for appointment of Directors submitted by the Board of Directors for the consideration of the General Shareholders' Meeting and the decisions for appointment adopted thereby by virtue of the authority of co-optation that it is legally vested therewith, must be in accordance with the reports issued by the Nomination Committee, and must be assigned to persons of recognized honesty, solvency and technical competence and experience.

2. Term of office

The Directors shall hold their term of office for four years and may be reappointed one or more times for consecutive terms of four years.

The Directors appointed by co-optation shall hold their offices until the date the first General Shareholders' Meeting is held.

3. Reappointment

Any proposals for re-appointment of Directors that the Board of Directors decides to submit to the General Shareholders' Meeting must be subject to a formal process of being drawn up, in which a report issued by the Nomination Committee must be included and which shall assess the quality of the work and the proposed Directors' dedication to their work during the previous term of office.

4. Dismissal

The Directors shall be dismissed from their posts when the term for which they had been appointed has expired and when this is decided by the General Shareholders' Meeting by applying its authority granted by law and the By-laws.

The Directors must leave their offices, should the Board of Directors deem this appropriate, and carry out the formalities for their relevant resignation in the following cases:

- When they reach the age of 70. In this case, the dismissal of the Director will take place, when appropriate, at the next General Shareholders' Meeting.

- When they are involved in any situation of disqualification or prohibition stipulated by law.

- When they are seriously sanctioned by the Nomination Committee, due to having infringed their obligations as Directors.

Special reference to the independent Directors

The Board of Directors may not propose or appoint any person to hold the office of an independent Director who has any relationship with the ordinary management of the Company or has any family or commercial ties with the Directors or any other senior executives of the Company.

In particular, the following persons may not be proposed or appointed as independent Directors:

a) Any persons who, during the term of office or during the two years before the appointment, are or have been Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, its senior executives or any of the companies in the group or subsidiaries.

b) The persons that during their term of office or two years prior to their appointment are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature, or are or have been senior executives of any shareholder with more than 5% of the stock capital of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. or the companies in the group of the shareholder with a shareholding interest that is represented by shareholder´s representative Directors.

c) Neither may any persons be proposed or appointed who, during their term of office or in the two years prior to the appointment, are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature, or are or have been senior executives of credit institutions with an important position in the financing of the Company, or organizations that are granted substantial subsidies by the Company.

If any of the foregoing relationships exist, they must be reported to and assessed by the Board of Directors, with a prior report by the Nomination Committee and included in the Annual Report.

The Board of Directors may not propose the reappointment of the independent external Directors for more than one additional term of office.

Directors appointed to represent major shareholders

The shareholder´s representative Directors are as follows:

- The Directors Mr. Pierre-Henri Gourgeon, Mr. Philippe Calavia, Mr. Christian Boireau and Mr. Bruno Matheu represent the major shareholder Societé AIR FRANCE.

- The Directors Mr. Enrique Dupuy de Lôme, Mr. Manuel López-Colmenarejo and Ms. Silvia Cairo Jordán represent the major shareholder IBERIA Líneas Aéreas de España, S.A.

- The Directors Dr. Karl-Ludwig Kley, Dr. Peter Franke and Dr. Ralf Teckentrup represent the major shareholder LUFTHANSA Commercial Holding, GmbH.

Members of AMADEUS' Board of Directors who are also members of the Board of Directors of a major shareholder

- Dr. Karl-Ludwig Kley is also a member of the Board of Directors of Deutsche LUFTHANSA AG, a shareholder with an indirect major holding through its wholly-owned subsidiary LUFTHANSA Commercial Holding GmbH.

Members of AMADEUS' Board of Directors who hold positions as Directors or Senior Executives in other companies that are part of the AMADEUS group

For this purpose, the AMADEUS group is regarded as AMADEUS and its subsidiaries, meaning those companies in which AMADEUS exercises control, whether through a shareholding or the Board of Directors.

On December 31, no member of AMADEUS' Board of Directors held the position of Director or Senior Executive in companies in the AMADEUS group in the aforementioned terms.

In companies in which AMADEUS holds more than 20% of the share capital, but less than 50%, the following members of AMADEUS' Board of Directors hold the following positions:

- Mr. Manuel López-Colmenarejo, Chairman of the Board of Directors of Sistemas Automatizados Agencias de Viaje, S.A. (SAVIA).

- Mr. Christian Boireau, member of the Board of Directors of AMADEUS France, SNC.

Neither of them receives any remuneration as a member of the Board of Directors of such companies.

In addition, none of the members of the Board have holdings in the capital of companies with the same, similar or complementary kind of business as the Company or its group.

Members of AMADEUS' Board of Directors that hold management positions in AMADEUS' major shareholders

- Mr. Philippe Calavia, CFO of Sociéte AIR FRANCE.
- Mr. Pierre-Henri Gourgeon, CEO of Société AIR FRANCE.
- Mr. Bruno Matheu, Executive Vice-president (EVP) of Société AIR FRANCE.
- Mr. Enrique Dupuy de Lôme, CFO of IBERIA Líneas Aéreas de España, S.A.
- Mr. Manuel López-Colmenarejo, Senior Vice-President of IBERIA Líneas Aéreas de España, S.A.
- Dr. Karl-Ludwig Kley, CFO of Deutsche LUFTHANSA AG.

Quorum and decision-making on the Board of Directors

The Board of Directors shall be deemed to be validly assembled when one-half plus one of its members are present or duly represented. Each Director shall hold one vote.

Notwithstanding the above, in the event that the Board of Directors must decide on (i) the substantial modification of the corporate structure of the Company or its group; (ii) the proposal to the General Meeting of the following subject matters: increase or reduction of share capital, transformation, merger, spin-off or dissolution of the Company and, in general, any amendment to the corporate By-laws the attendance, either present or represented, of five-sixths of the total number of Board members, shall be required.

The favorable vote of five-sixths of the total number of Board members shall be required for the adoption of the following resolutions: (i) the substantial modification of the corporate structure of the Company or its group; (ii) the proposal to the General Meeting of the following subject matters: increase or reduction of share capital, transformation, merger, spin-off or dissolution of the Company and, in general, any amendment to the corporate By-laws.

Decisions on any matters other than those listed above shall be adopted by simple majority of votes of the total number of members of the Board of Directors.

The Chairman of the Board does not have a casting vote.

As far as powers of delegation are concerned, the members of the Board may grant their representation to other Directors by means of a specific proxy or mandate for each meeting. If there is any doubt, the Chairman will decide on the validity of proxy granted by Directors that do not attend the meeting. Such proxy may be granted by letter or by any other means that ensures the certainty of the proxy in the Chairman's opinion.

Committees of the Board of Directors

I. Audit Committee

The Audit Committee was set up by a Board of Directors' resolution on September 21, 2000.

1. Composition

According to the By-laws and the Regulations of the Board, the Audit Committee must be composed of four (4) Directors, two of which must be independent Directors. On December 31, 2003, the composition was as follows:

Name	Position	Nature of the position
Dr. Friedrich Fröschl	Chairman	Independent
Mr. Philippe Calavia	Member	Shareholder´s representative
Mr. José Caparrós Pérez	Member	Independent
Mr. Enrique Dupuy de Lôme	Member	Shareholder´s representative

Mr. Tomás López Fernebrand — Secretary (non-executive)
Mr. Jacinto Esclapés Díaz — Vice-Secretary (non-executive)

2. Duties

The basic duty of the Audit Committee is to support the Board of Directors in its supervisory tasks, by means of regular review of the process for drawing up the economic and financial information, its internal controls and the independence of the external auditors. The Audit Committee is responsible for drawing up the proposal for a resolution by the Board of Directors on the appointment of the external auditors of the Company, extending the term of office and dismissal thereof and on the terms and conditions of their contract. It shall also be responsible for receiving information on any issues that could jeopardize the independence of the external auditors and any others related to the process of the development of the accounting audit, as well as any other notifications set forth in accounts audit law and the technical audit rules.

3. Operation

The Audit Committee must appoint a Chairman from among its members, who must be an independent Director. The term of office for the Chairman is a maximum of four years, and he may be re-appointed once one year has elapsed since he stepped down from office.

The Secretary of the Board of Directors acts as Secretary and in the absence thereof the Vice-Secretary of the Board does so.

The Committee holds meetings as often as it decides, whenever it is summoned by its Chairman and at least once every quarter.

The conclusions reached at each meeting must be drawn up in minutes, which must be reported to a full meeting of the Board.

All the members of the executive team or staff of the Company or its subsidiaries must attend the meetings of the Committee when requested to do so and provide their collaboration and access to the information they may have. The Committee may also request the attendance of the Company external auditors at its meetings.

The Audit Committee met four times in 2003 and drew up an annual report on its activities in accordance with the board regulations, which has been included in the Company's management report.

The Company's external auditor has taken part in each and every one of the aforementioned meetings.

II. Nomination Committee

The Nomination Committee was set up by a Board of Directors' resolution on September 21, 2000.

1. Composition

According to the By-laws and the Regulations of the Board, the Nomination Committee must be composed of three non-executive Directors. On December 31, 2003, the composition was as follows:

Name	Position	Nature of the position
Mr. Pierre-Henri Gourgeon	Chairman	Shareholder´s representative
Dr. Karl-Ludwig Kley	Member	Shareholder´s representative
Mr. Enrique Dupuy de Lôme	Member	Shareholder´s representative

Mr. Tomás López Fernebrand — Secretary (non-executive)
Mr. Jacinto Esclapés Díaz — Vice-Secretary (non-executive)

2. Duties

The Nomination Committee's general duties are as follows:

- To previously report all the proposals that the Board of Directors makes to the General Shareholders' Meeting to appoint or dismiss Directors, including cases of co-optation by the Board of Directors.

- To report the proposals for appointment, reappointment and dismissal of members on the Committees of the Board of Directors.

- To draw up the report on the reappointment of Directors

- To draw up and keep a record book of the situations of the Directors and Senior Executives of the Company.

3. Operation

The Nomination Committee must appoint a Chairman from among its members.
It must meet whenever the Board or Chairman of the Board requests the issuing of reports or the adoption of proposals within the scope of its duties.

The conclusions reached in each meeting must be drawn up in minutes and reported to a full meeting of the Board.

The Nomination Committee met three times in the financial year 2003.

III. Compensation Committee

The Compensation Committee was set up by a Board of Directors' resolution on September 21, 2000.

1. Composition

According to the By-laws and the Regulations of the Board, the Compensation Committee must be composed of four (4) Directors, two of whom must be independent Directors. On December 31, 2003 its composition was as follows:

Name	Position	Nature of the position
Mr. Francis Lorentz	Chairman	Independent
Mr. Christian Boireau	Member	Shareholder´s representative
Mr. José Caparrós Pérez	Member	Independent
Dr. Ralf Teckentrup *	Member	Shareholder´s representative

* Dr. Ralf Teckentrup resigned as a member of the board on February 17, 2004

Mr. Tomás López Fernebrand	Secretary (non-executive)
Mr. Jacinto Esclapés Díaz	Vice-Secretary (non-executive)

2. Duties

The Compensation Committee's duties include the following duties to make proposals or report to the Board of Directors:

- To approve the remuneration tranches for the President or Chief Executive Officer (CEO) of the Company.
- To approve the standard contracts for the Senior executives.
- To determine the remuneration system for the Chairman, Vice-Chairman, Secretary and Vice-Secretary.
- To determine the remuneration system for the Directors and regularly review it to ensure it is suitable for the tasks performed thereby.
- To provide information on incentive schemes.
- To draw up an annual report on the remuneration policy for the Directors.

3. Operation

The Compensation Committee must appoint a Chairman from among its members, who must be an independent Director. The term of office for the Chairman is a maximum of four years, and he may be re-appointed once one year has elapsed since he stepped down from office.

The Secretary of the Board of Directors acts as Secretary and in the absence thereof the Vice-Secretary of the Board does so.

The conclusions reached at each meeting must be drawn up in minutes, which must be reported to a full meeting of the Board.

The Compensation Committee must meet whenever the Board or Chairman of the board requests the issuing of reports or the adoption of proposals within the scope of its duties.

The Compensation Committee must have access to the necessary information and documents for the financial year to which its duties apply. For this purpose, the Company's CEO must attend the meeting of the Committee and cooperate with it if requested to do so.

The Compensation Committee met twice during the financial year 2003 and issued the relevant annual report on the Director compensation policy on February 4, 2004, the contents of which are reproduced in the section of this report on the Compensation of the members of the Board of Directors.

Compensation of the members of the Board of Directors

The By-laws stipulate the basic principles for the remuneration of Directors, which are as follows:

> "The General Shareholders' Meeting shall set the Directors' remuneration for each year or with validity for the years determined by the General Shareholders' Meeting in accordance with the limits established by the Spanish Corporations Law ("Ley de Sociedades Anónimas"). The remuneration shall consist of a fixed annual sum as compensation for being members of the Board of Directors and/or of the Board's Committees; per diem allowances for attending Board of Directors meetings and/or meetings of the Board's Committees; as well as the payment of justified travel expenses incurred for attending the said Board of Directors meetings or meetings of the Board's Committees."

Following these principles, the Ordinary General Shareholders' Meeting on June 20, 2001 approved the remuneration of the members of the Board, valid as of January 1, 2001, which is still in force today:

- *Fixed remuneration as a member of the Board:*

Chairman	€35,000
Member	€25,000

- *Remuneration for actual attendance at each Board meeting:* €1,000
- *Fixed annual remuneration as a member of any Board Committee* €5,000
- *Remuneration for actual attendance at each meeting of any Board Committee* €1,000
- *Justified expenses incurred by attending*

On December 31, 2003, there was no kind of remuneration other than that mentioned above, and no distinction was made between the remuneration paid to the independent Directors and the shareholder´s representative Directors.

In the financial year 2003, the members of the Board received total remuneration of €459,767.06, which individually breaks down as follows:

Name	Gross compensation
Mr. Guillermo Serrano de Entrambasaguas	33,136.98
Mr. Manuel López-Colmenarejo	31,000.00
Mr. Fernando Conte García	22,726.01
Mr. Enrique Dupuy de Lôme	40,191.78
Dr. Peter Franke	28,000.00
Dr. Friedrich Fröschl	40,000.00
Mr. Pierre-Henri Gourgeon	38,739.72
Mr. Jean-Paul Hamon	19,191.78
Dr. Karl-Ludwig Kley	44,260.26
Mr. Christian Boireau	37,000.00
Mr. Philippe-Clément Calavia	37,000.00
Mr. Francis Lorentz	37,000.00
Dr. Ralf Teckentrup	36,000.00
Mr. José Caparrós	6,602.73
Mr. Bruno Matheu	8,917.80
TOTAL	**459,767.06**

* For those members of the Board who were appointed or left the Board during the financial year, their fixed remuneration was paid pro rata to the number of days. Ms. Silvia Cairo Jordán was appointed Board member on December 18, 2003, and she has not received any compensation for the year 2003.

Pursuant to that stipulated in article 50.f) of the Board of Directors' Regulations, the Compensation Committee drew up the annual report on the Director´s remuneration policy on February 4, 2004.

Other information of interest

With regards to the drawing up of the individual and consolidated annual accounts for the financial year 2003 by the Board of Directors, before doing so the CEO and the CFO issued a statement about their accuracy and integrity, stating that the consolidated annual accounts include the accounting statements from all of the investee companies within the consolidation scope, in accordance with the applicable commercial and accounting regulations.

The drawing up of the accounts by the board was preceded by a positive recommendation by the Audit Committee.

The regular meetings that the Audit Committee holds with the Company's external auditors guarantee its independence, while making it possible to establish appropriate mechanisms to anticipate and take appropriate corrective measures in the event of there being any sign of a proviso regarding the accounts, which has never been the case to date.

Since the first quarter 2004, the Company has in force an internal code of ethics for all the AMADEUS´group employees that complement the corporate governance measures implemented in the Company for a greater transparency.

3. Associated transactions

Transactions carried out with the Company's major shareholders

The business of the Company and its consolidated group is carried out within the global travel and tourism industry, more specifically the provision of information technology services and distributing bookings for the travel and tourism industry through computerized systems and e-commerce channels.

Hence, it is obvious that the major shareholders, which are all airlines, have commercial relations with AMADEUS, which result in payment obligations and collection rights within the ordinary course of the Company's business with regards to their activities and conditions.

Transactions within the ordinary course of the business

The balances on December 31, 2003 for transactions within the ordinary course of the Company's business with major shareholders and their company groups were as follows:

Accounts receivable	€54,271 Thousand Euros
Accounts payable	€12,153 Thousand Euros

The trade revenues (income) and other operating expenses (expenses) for the financial year 2003, for transactions with major shareholders and their company groups in the ordinary course of the Company's business were as follows:

Income	€505,921 Thousand Euros
Expenses	€281,589 Thousand Euros

Transactions outside of the ordinary course of the business

The significant transactions carried out by the Company with major shareholders outside of the ordinary course of the Company's business notably include AMADEUS' acquisition of the additional 66% of the National Marketing Company in Germany START AMADEUS GmbH (now called AMADEUS Germany GmbH). This company was sold to AMADEUS by LUFTHANSA Commercial Holding GmbH for €123.7 million (without taking into account working capital adjustments).

In addition, LUFTHANSA Commercial Holding GmbH transferred to AMADEUS the German company German Travel Services GmbH, which holds 51% of the National Marketing Company in India, "AMADEUS India PVT Ltd.", for €5 million (without taking into account working capital adjustments).

Transactions carried out between the Company and its group of companies and the Company's Directors

There have been no transactions whatsoever between the Company and/or its group of companies and the Directors, either within or outside of the ordinary course of the Company's business.

Significant transactions carried out between the Company and its group companies

No transactions were carried out between the Company and its group companies other than those eliminated in the process of drawing up the consolidated financial statements.

Conflicts of interest

The potential conflicts of interest between the Company and Directors are stated in the Regulations of the Board, in the specific Section concerning the Directors' Statute, the interpretation and monitoring of which is the responsibility of the Nomination Committee.

4. Risk control systems

Business activities of the Company

The AMADEUS system is a computerized booking system for the travel and tourism industry.

The company's business is split up into three main business areas:

The traditional business, GDS, through which service providers in the travel and tourism industry can share information about schedules, offer availability and the rates charged, thus making it possible and easier to issue tickets. AMADEUS thus links up with suppliers such as airlines, hotels and car hire companies so that the companies that need such information and those connected to the system, such as travel agencies and corporate customers, can access that information through the system and make bookings for an end-customer, the passenger or user, with an airline, hotel or car hire company.

Providing this service over the internet, offering travel solutions through the network of airlines, corporations and travel agencies worldwide.

IT (information technology) consisting of rendering services to airlines, including the following:

- Bookings (through terminals in their own offices and in airports)
- Inventory (the seats sold and available on each flight) and
- Passenger departure control (consisting of several independent services such as passenger check-in at airports, crew rotation, aircraft cargo and load sheets, etc.)

As a result of the foregoing activities, AMADEUS regards itself as subject to the following risks:

- Market and Economic Environment Risks
- Financial Risks
- Operating and Technology Risks
- Corporate Governance Risks
- Regulatory Risks

AMADEUS assesses the importance of risks according to how they may affect its business plan and strategic goals, so its organization, policies, processes and systems focus on assessing the risks, and proposing and putting the appropriate measures in place to alleviate them.

Management Bodies and Control of the Company

In addition to the Board of Directors and its respective Committees, there are the following internal Governance Bodies:

The Executive Management Committee

The management structure of the AMADEUS group is designed around the President and CEO, who is assisted by the Executive Management Committee, which he chairs.

The Executive Management Committee supports the President and CEO in setting out the Company's overall strategy and taking the most relevant decisions. Through its chairman, this Committee makes proposals for the approval of the Board of Directors concerning matters such as the annual budget, as well as the most important investment proposals.

The Executive Management Committee is assisted by several other internal committees, which focus on primarily commercial and technology-related matters.

Specifically on this latter area, review is made of the technological feasibility of projects proposed, as well as periodic monitoring while they are being developed and implemented.

Quality

AMADEUS is aware that quality contributes to increasing the organization's competitiveness, not only in terms of productivity or the quality of the product and the effectiveness of the systems, but also the complete product offer.

AMADEUS holds ISO 9001: 2000 certification for its activities in Madrid, Sophia Antipolis and Erding, as well as its regional offices in Bangkok and Miami. The certification is renewable every 3 years and is due to expire on December 14, 2006.

This year the certification will be extended to e-Travel's Boston offices and, in 2005, to the TOPS business line for travel agencies in Antwerp and Bad-Homburg (Germany)

List and description of the risks

a) Market and Economic Environment Risks

To some extent, AMADEUS' business is linked to the airline business, so the potential risks that affect that industry also indirectly affect the company. The diversification of the company's business, and not depending too much on one geographical area, play a major role in controlling such risks.

b) Financial Risks

Credit Risk: Most airlines process their payments through clearing houses, which lowers credit risks and the risk of exchange rate fluctuations between the invoicing date and the end of the settlement period.

80% of all of the income received by AMADEUS comes from customers that pay through clearing houses (IATA or ACH), which reduces the risk of non-payment.

In addition, clearing houses require their participating members to make a monetary deposit, which is used when they fail to meet their obligations. IATA and ACH also periodically notify all of their members in advance if they find out that any member is having financial problems.

AMADEUS' collection management department carries out the relevant analyses to control customers that do not process their payments through clearing houses, as well as customers who do process their payments through clearing houses but are in financial trouble.

95% of the AMADEUS group's income is billed and collected centrally, so the available information about the status of accounts receivable is received immediately. Based on this information, control is carried out on customers and debtors highly effectively. The risk of non-payment is estimated based on the information obtained by our sales department and the usual collection processes. The provision for possible non-payment is individually assigned based on the perceived risk of non-payment for each of AMADEUS' customers. This provision is revised monthly by a Risk Committee and duly shown on the financial statements.

Interest rate risk: Part of AMADEUS' operations are carried out with external financing. Depending on the circumstances and the market, it may be a fixed or variable and linked to certain reference indexes (EURIBOR or LIBOR etc.). The changes in these reference indexes may make AMADEUS' expenses more volatile so the company may decide to reduce the level of exposure to this risk by using interest rate swaps (IRSs), caps, floors or a combination of the latter two.

Exchange rate risk: This is a result of the multinational operations that AMADEUS commonly carries out. Approximately 75% of AMADEUS' income is in euros, while almost all of the remaining 25% is in US dollars. However, most of the central functions are carried out in the Eurozone and the rest are shared out among the various National Marketing Companies, and in many cases there is a disparity between the currency in which the income is received and the currency in which the expenses generated are paid.

AMADEUS always looks for operating strategies that help reduce the long-term exchange rate risk (natural hedging) but in some cases it is necessary to carry out hedging to minimize the exchange rate risk. The exchange rate risk exposure limits are set annually in the Foreign Exchange Treasury Plan for a three-year period. This plan is submitted to the Board of Directors for approval each year. The instruments used to implement this plan are basically future currency purchases, currency options and combinations of the two.

c) Operating and Technology Risks

One of the basis of AMADEUS' business is the continuity of the services rendered to its customers. These services are provided 24 hours a day, 7 days a week. AMADEUS takes all reasonable precautions to ensure the continuity of all of these services.

The importance and, thus, the cost for AMADEUS of ensuring continuity in the provision of a particular service is in correlation with the impact that an interruption would have on its customers.

In order to adapt the risk prevention measures, and thus their cost, to the services, depending on how critical they are for our customers, the Company performs analysis on the causes that may affect each service in order to take measures to reestablish them within an acceptable period of time if they are interrupted.

Major system interruptions such as data corruption, application failures, hardware and software system failures, communications network failures or infrastructure failures are solved by the system configuration itself, in the Data Processing Centre in Erding (Germany), and through duplication and redundancy of systems and suppliers of computer systems, communication and energy, etc.

The Company is currently looking into supplementary and, when applicable, alternative processes in the area of departure-control and inventory management systems, in order to recover from a full breakdown in the Data Processing Centre.

d) **Corporate Governance Risks**

Since it is a company listed on several European Stock Exchanges, AMADEUS needs to take into account not only the regulations but also the recommendations concerning corporate governance in its main corporate documents and its general activity.

The Secretary of the Board deals with the task of monitoring these matters, together with the Audit Committee of the Board

The Committee reviews the activities carried out in this field, in each of its working sessions, with the active participation of the Secretary and Vice-Secretary of the Board of Directors.

The progressive adaptation of the corporate documents to the legislative measures taken in the last two years together with the implementation of the internal processes and codes of conduct that ensure compliance are a fundamental priority for the Secretariat of the Board.

e) **Regulatory Risks**

Since the business of computerized booking systems is regulated in the European Union and other markets in which the company operates, it is necessary to continuously monitor such regulations and implement internal processes to ensure that they are always fulfilled.

Changes in the regulatory framework may affect several of the group's business areas. The Legal Department and Marketing Department analyze the general and specific regulatory framework and actively participate in the sector's discussion forums and engage in dialogue with the European Commission.

5. Operation of the General Shareholders' Meeting

The operation of the General Shareholders' Meeting is developed in the By-laws and, more specifically, in the Regulations of the General Shareholders' Meeting, which will be submitted for the approval of the Ordinary General Shareholders' Meeting next June. At the time that this annual report was drawn up, there was a final draft of the Regulations of the Shareholders' Meeting, which had yet to be ratified by the Board of Directors.

Similarly, in order to adapt the By-laws to the new legal provisions concerning transparency, more specifically regarding the shareholders' rights to information, attendance, representation and exercising the right to vote, all the modifications to the By-laws required to that end are planned to be submitted to the General Shareholders' Meeting for approval.

Competence of the General Shareholders' Meeting

The new wording of the By-laws stipulates the following regarding the competence of the General Shareholders' Meeting:

➢ The General Shareholders' meeting, duly convened and assembled, assumes the supreme power over the Company and, in particular, is competent to carry out the following:

i) Appoint and dismiss the members of the Board of Directors.
ii) Censure the corporate management and approve the annual accounts as well as the management report.
iii) Decide on the application of earnings.
iv) Appoint the outside auditors.
v) Modify the By-laws.
vi) Approve the regulations of the general shareholders' meeting, in accordance with the law and these By-laws.
vii) Any other subject matter which, in accordance with these By-laws or the Spanish Companies Act ("Ley de Sociedades Anónimas"), must be decided on by the General Shareholders' Meeting.

➢ All shareholders, including absentees, dissenters and those that abstain, are bound by the resolutions adopted by the General Shareholders' Meeting pursuant to the By-laws, the Regulations of the General Shareholders' Meeting and the legislation in force, without prejudice to the rights of formal contest and other actions established by law.

Quorum

According to the By-laws, an Ordinary or Extraordinary General Meeting shall be validly assembled in first call when shareholders present or represented own at least 25% of the subscribed voting capital. In second call, the assembly of the General Meeting will be valid no matter the capital participating thereat.

Without prejudice to the provisions of the preceding paragraph, in order that an Ordinary or Extraordinary General Meeting may validly adopt resolutions in respect of bond issues, the increase or reduction of capital, merger, spin-off or dissolution of the Company and, in general, any amendment to the corporate By-laws, shareholders present or represented who own at least 50% (FIFTY PERCENT) of the subscribed voting capital, must participate at such meeting in first call. In second call, the participation of 25% (TWENTY-FIVE PERCENT) of the said capital shall be sufficient.
There is thus no difference to the system concerning the quorum set forth in the Spanish Corporations Law.

Adopting resolutions

The By-laws stipulate the following percentages for the adoption of resolutions in the General Meeting:

I. Resolutions of the Ordinary and Extraordinary General Meeting will be adopted by majority of votes validly cast by shareholders present or duly represented

II. Notwithstanding the provisions of the preceding paragraph, in order that the resolutions referred to bond issues, the increase or reduction of capital, merger, spin-off or dissolution of the Company and, in general, any amendment to the corporate By-laws, may be validly adopted in second call without a

quorum of at least 50% of subscribed voting capital having been achieved, the favorable vote of two-thirds of the capital present or represented at the General Meeting will be necessary.

III. In turn, in order to amend article 6* of the By-laws, as well as for the valid adoption of any resolution, whether or not implying an amendment of the By-laws, and which implies an increase of the economic rights of the Class B shares, the favorable vote of 88% (EIGHTY-EIGHT PERCENT) of the votes pertaining to the Class A shares present or represented at the Extraordinary General Meeting or pertinent separate voting will be required.

* *Article 6.- Shareholders´ fundamental rights*

Each share grants its lawful owner the status of shareholder, assigning said shareholder the rights conferred in the Corporations Act and in these By-laws.

In accordance with Article 50 of the Corporations Act, inherent to each share is the right to a number of votes in proportion to their par value. Therefore, each Class A share gives the right to cast one (1) vote, while each Class B share gives the right to cast ten (10) votes.
As regards economic rights, Class A shares are privileged with respect to Class B shares, since Class A shares confer additional economic rights to their holders. Specifically, the economic rights of Class A and B are defined as follows:

(a) The right to participate in the distribution of the corporate profits will be determined in such a way that dividends will be distributed to holders of Class B Shares in amounts equal to the lower of the following limits, in each distribution: (i) 1% (ONE PERCENT) of the total dividends that the Company distributes, or (ii) 1% (ONE PERCENT) of the par value of Class B Shares. The rest of the dividends will be distributed to the holders of Class A Shares.

(b) The right to participate in the proceeds from the liquidation of the Company will be distributed in the following manner: (i) firstly the entire par value of Class A Shares shall be reimbursed; (ii) secondly, as the case may be, the par value of Class B Shares shall be reimbursed; and (iii) the balance will be distributed among the holders of Class A Shares.

The majorities stipulated in the By-laws for adopting resolutions are no different to the majorities stipulated in the Spanish Corporations Law, except for the aforementioned 88% reinforced majority.

Regulations of the General Shareholders' Meeting

As mentioned above, the Regulations of the General Shareholders' Meeting are in the process of being drawn up and cover the following matters:

- Duties of the General Meeting.
- Convening of the General Meeting.
- Announcement of the convening of the General Meeting.
- Shareholders' information rights prior to holding the General Meeting.
- Attendance at the General Meeting.
- Proxy at General Meetings (public request for proxy).
- Place and holding of the General Meeting.
- Offices of the General Meeting.
- Holding the General Meeting (list of those attending, quorum to hold the Meeting).
- Running the General Meeting (taking the floor).
- Voting on the proposals (remote communication, attendance at the meeting).
- Adopting resolutions.
- Adjourning the General Meeting.
- Minutes of the General Meeting.
- Announcement of the resolutions.
- Investor Relations office.

All of the corporate governance documents are available to the shareholders on the corporate website, www.amadeus.com.

General Shareholders' Meetings held in the financial year 2003

The only General Shareholders' Meeting held during the financial year 2003 was the Ordinary General Shareholders' Meeting held on June 20, 2003.

Attendance

110 shareholders attended the General Shareholders' Meeting, who held 369,320,952 Class A shares representing 13.24% of the share capital.

In addition, 3 shareholders attended the General Shareholders' Meeting, who held 219,983,100 Class B shares, representing 78.85% of the share capital.

1,117 shareholders were represented by proxy at the General Shareholders' Meeting, who held 52,880,037 Class A shares, representing 1.90% of the share capital.

In all, 1,230 shareholders attended the General Shareholders' Meeting, personally attending or represented by proxy, holding a total of 642,184,089 Class A and B shares that represented share capital with a par value of 26,220,319.89 Euros, i.e. 93.99% of the aforementioned capital, which amounts to TWENTY-SEVEN MILLION EIGHT HUNDRED AND NINETY-EIGHT THOUSAND THREE HUNDRED AND TEN Euros (€27,898,310) fully subscribed and paid up, divided into 590,000,000 Class "A" shares with a par value of ONE EURO CENT each, and 219,983,100 Class "B" shares with a par value of TEN EURO CENTS each, all indivisible and represented by book entries, i.e. 93.42% of the share capital with voting rights.

Resolutions and ballots

Resolution One.-
Approval of the Company's accounts

To approve the Company's annual accounts - the balance sheet, profit and loss account and annual report - and the Directors´ report for the year ended as of December 31, 2002.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the General Meeting. There were 1,355,100 abstentions and 106,425 votes against, all of which were included in the instructions for votes by proxy.

Resolution Two.-
Approval of the Company´s accounts and its consolidated group

To approve the consolidated group's annual accounts - the balance sheet, profit and loss account and annual report - and the consolidated Directors´ report for the year ended as of December 31, 2002.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the General Meeting. There were 1,415,854 abstentions and 1,255 votes against, all of which were included in the instructions for votes by proxy.

Resolution Three.-
Proposal for application of results of the year ended as of December 31, 2002.

To approve the following application of results obtained in the fiscal year ending December 31, 2002 (amount in Euros):

³rofit for the financial year	57,222,604.32
Distribution to:	
- Dividends	30,000,000.00
- Other reserves	27,222,604.32
	57,222,604.32

where each Class A share is entitled to a full dividend of 0.05185 Euros, while each Class B share is entitled to a full dividend of 0.0010 Euros, once the economic rights of the shares held in treasury stock have been proportionally attributed to the Class A and B shares.

Likewise, IT IS PROPOSED to the General Shareholders' Meeting to authorize the Board of Directors, and as the case may be, the Company Management, to assign to "Other Reserves" the residual amount of the total dividend approved which cannot be distributed due to the effect of rounding out the dividend per share to five decimal places.

Finally, IT IS PROPOSED to the General Meeting to make payment of the dividend as from July 15, 2003 (ex-dividend date), in accordance with the rules of operation of the Management Company of the Registration Systems, Securities Clearing and Settlement Service (IBERCLEAR), with Banco Bilbao Vizcaya Argentaria acting as paying agent.

Ballot

The resolution was put to a ballot and passed by unanimity of the subscribed capital with voting rights attending the general meeting.

Resolution Four.-
Approval of the management carried out by the Board of Directors during the financial year ended as of December 31, 2002.

The approval by this Annual General Meeting of the management performed by the Board of Directors during the fiscal year ending December 31, 2002.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the general meeting. There were 491,160 abstentions and 61,818 votes against, all of which were included in the instructions for votes by proxy.

Resolution Five.-
Re-appointment of Directors

To re-appoint Mr. Jean-Paul Hamon, Mr. Enrique Dupuy de Lôme Chavarri and Mr. Ralf Burkhard Maria Teckentrup, whose personal circumstances are recorded in the Commercial Registry of Madrid, as Directors of the Company for an additional term of four years.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the general meeting. There were 1,407,601 votes against and no abstention, all of which were included in the instructions for votes by proxy.

Resolution Six.-
Renewal of the appointment of the external auditors of the Company and its consolidated group for fiscal year 2003.

To renew the appointment of Deloitte & Touche, S.A. as the external auditors of the Company and its consolidated group, for an additional term of one year, i.e. for the fiscal year 2003.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the General Meeting. There were 193,020 abstentions and 819,776 votes against, all of which were included in the instructions for votes by proxy.

Resolution Seven.-
Acquisition of Treasury Stock

To authorize the Board of Directors to carry out, in one or more occasions, the derivative acquisition of its own shares by the Company itself and by companies in its group, both directly and indirectly, as applicable, in line with the legal limits and requirements and the following conditions:
To authorize the Board of Directors to proceed, in one or more acts, with the derivative acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, with respect to the limits and legal requisites of the following conditions:

a) Form of acquisition: acquisition through sale and purchase (or any other title admitted by Law) of the Class A Shares of Amadeus Global Travel Distribution, S.A., fully paid-in and free of all liens or encumbrances.

b) Maximum number of shares to be acquired: up to 5% of the Class A shares of Amadeus Global Travel Distribution, S.A. provided that the par value of the shares which are acquired as from the date of this resolution, together with those existing in treasury stock previously, not exceed 5% of the share capital of Amadeus Global Travel Distribution, S.A.

c) Maximum and minimum prices: the minimum acquisition price of the shares will be 75% of their market trading value and the maximum price will be 125% of their market trading value on the acquisition date.

d) Duration of authorization: eighteen (18) months from the date of adoption of this resolution.

e) Destination: Counterpart in future commercial or corporate transactions, hedging of financial risk deriving from commercial transactions, as well as disposal and/or application of current remuneration systems consisting of the delivery, free of charge, of shares or rights to shares for employees and general managers or similar who exercise senior management duties.

Likewise, the following is hereby submitted to the approval of the General Meeting: the revocation of the authorization to acquire treasury stock, granted to the Board of Directors by the General Shareholders' Meeting held on June 12, 2002, which authorization thereby becomes null and void.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the general meeting. There were 800 abstentions and 1,064 votes against, all of which were included in the instructions for votes by proxy.

Resolution Eight.-
Delegation of authority

Without prejudice to the powers legally and statutorily established, it is hereby proposed to delegate, as amply as is required by law, to the Board of Directors, the execution of each and every one of the resolutions adopted at this General Meeting, with the powers to interpret, remedy and complete the same, and to have them notarized, as well as the power to substitute such delegation as it deems most appropriate.

The Secretary and the Vice-Secretary of the Board of Directors are empowered in order that, acting severally and indistinctly, they may proceed to carry out the deposit of the accounts of the Company and its consolidated group pertaining to the fiscal year ending December 31, 2002, as referred to in article 218 of the Spanish Corporations Law ("*Ley de Sociedades Anónimas*"). They are also expressly empowered to sign and execute any type of document, with powers of remedy, until achieving the effective deposit of the accounts with the Commercial Registry.

Ballot

The resolution was put to a ballot and passed by a majority of the subscribed capital with voting rights attending the general meeting. There were 2,140 abstentions and no vote against, all of which were included in the instructions for votes by proxy.

6. Follow-up of Corporate Governance recommendations.

Since no single document on corporate governance has been drawn up to date that contains the recommendations from the Spanish Securities and Exchange Commission (within the scope of that set forth in Order Eco/3722/2003, of December 26), the criteria shown below are based on the corporate governance recommendations included in the "Olivencia Code", adapted to the "Aldama Report" when applicable.

Recommendation 1

"The Board of Directors should expressly undertake, as a core aspect of its role, the general duty of supervision, bear the responsibilities that this involves without delegation and set up a formal catalogue of matters reserved for their knowledge."

This is followed.

Recommendation 2

"The Board of Directors should include a reasonable number of independent Directors, whose profile is that of professionally reputable people who are not associated with the Senior management and the major shareholders."

This is followed.

Recommendation 3

"The composition of the Board of Directors should be such that the external Directors (shareholder´s representatives and independents) are in a clear majority over the executive Directors and the proportion between shareholder´s representative and independent Directors should be set taking into account the relationship between the major holdings in the capital and the rest."

This recommendation has been modified by the "Aldama Report", requiring external Directors to be in the majority and for them to include a significant share of independent Directors, taking into account the shareholding structure and the capital represented on the Board.

There are no executive Directors on the Company's Board of Directors. If one takes into account the proportion of major holdings in the capital (Class A shares and Class B shares), there should be more shareholder´s representative Directors than there are now. However, a premium has been placed on having independent Directors, regardless of the proportion of the capital held by minority shareholders.

Recommendation 4

"The Board of Directors should be the right size to achieve more efficient and participatory operation. In theory, the right size could be between five and fifteen members."

This recommendation was modified by the "Aldama Report", which did not state a maximum or minimum suitable size.

The Company's Board of Directors has 13 members.

Recommendation 5

"If the board chooses a formula whereby the Chairman is also the Company's CEO, it should take the necessary precautions to reduce the risks of power being concentrated in a single person."

This is not applicable as there are no executive Directors on the Company's Board of Directors.

Recommendation 6

"Major importance should be given to the Secretary of the Board, strengthening his/her independence and stability, and stressing his/her duty to safeguard the formal and material legality of the Board's actions."

The Secretary of the Board is a non-executive Secretary (he has no voting right) and is also the legal counsel, carrying out the roles of advice, drafting, filing and issuing certificates, while also ensuring that the Board meetings run smoothly. The Regulations of the Board require him/her to safeguard the formal and material legality of the Board's actions and ensure that its procedure and governance rules are followed and regularly reviewed.

Recommendation 7

"The composition of the executive Committee, when there is one, should have the same balance between the different classes of Directors as the Board, and the relations between the two bodies should be based on the principle of transparency, so the Board is fully aware of the matters dealt with and the decisions adopted by the Committee."

This is not applicable as there is no executive Board Committee.

Recommendation 8

"The Board of Directors should set up delegated control Committees, made up exclusively of external Directors, covering information and accounting control (audit); recruitment of directors and senior managers (nomination); determining and reviewing the remuneration policy (compensation); and assessing the governance system (compliance)."

The Board of Directors has an Audit Committee (required by law), a Nomination Committee and a Compensation Committee.

Recommendation 9

"The necessary measures should be taken to ensure that the Directors receive sufficient information, sufficiently in advance, specifically drawn up for preparing for board meetings, without the importance or reserved nature of information being a reason for leaving it out, except in exceptional circumstances."

This is followed. On average, documents are delivered ten days before Board meetings are held.

Recommendation 10

"In order to ensure the suitable operation of the Board, its meetings should be held as often as necessary to carry out its tasks; the Chairman should encourage all the Directors to contribute and freely take positions; particular care should be taken with the drawing up of the minutes and the quality and efficiency of their work should be assessed at least once a year".

This is followed, although an annual assessment of the quality and efficiency of the Directors' work does not take place.

Recommendation 11

"The Board's involvement in the recruitment and reappointment of its members should follow a formal, transparent procedure, based on a reasoned proposal by the Nomination Committee."

This is followed.

Recommendation 12

"Companies' regulations should include an obligation on the directors to resign in cases that could have a negative effect on the operation of the Board or the Company's credit and reputation."

The Regulations of the Board include this when they are seriously reprimanded by the Nomination Committee due to having breached their obligations as Directors.

Recommendation 13

"There should be an age limit on holding the position of Director, which could be sixty-five for executive Directors and the Chairman, and somewhat more flexible for the rest of the members."

The Aldama Report has revised this point and does not set an age limit, leaving it up to the Company.

The Regulations of the Board set the age limit at 70 years old.

Recommendation 14

"The right of all Directors to gather and obtain the necessary information and advice to carry out their supervisory duties should be formally recognized, and suitable channels should be provided to exercise that right, with recourse to external experts in special circumstances."

This is stipulated in the Regulations of the Board.

Recommendation 15

"The Director compensation policy, which must be proposed, assessed and reviewed by the Compensation Committee, should follow the criteria of moderation, being related to the Company's profits and detailed and personalized information."

We refer to the specific Section of this report concerning "Compensation of the members of the Board of Directors."

Recommendation 16

"The Company's internal regulations should set out the obligations resulting from the Directors general obligations of diligence and loyalty; in particular they should include the situation of conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and the use of Company assets."

The following Director's obligations are set out in the chapter of the Regulations of the Board on the Directors' Statute:

- General obligations of the Directors.
- Non-disclosure duty of the Directors.
- Non-competition obligation.
- Conflict of interest.
- Use of Company assets.
- Use of Company information
- Business opportunities.
- Indirect transactions.
- Duties of information of the Directors.

Recommendation 17

"The Board of Directors should promote appropriate measures to extend the duties of loyalty to the major shareholders, in particular establishing cautions on the transactions carried out between them and the Company".

The sector in which the Company operates is linked to the sector in which the major shareholders (airlines) operate, without them being treated with any discrimination whatsoever compared to the rest of the airlines that use the Company's services. The transactions carried out by the Company with the shareholders as airlines are no different to the usual commercial transactions carried out with the rest of the airlines.

Recommendation 18

"Measures should be put in place to make the mechanism for delegating votes by proxy more transparent and to improve the Company's communication with its shareholders, in particular with institutional investors."

With the proposed modifications to the By-laws and the implementation of the Regulations of the General Shareholders' Meeting, mechanisms have been put in place and regulated in order to exercise the rights to information, representation (including public requests for representation by proxy) and voting.

Recommendation 19

"The Board of Directors should go beyond the regulations in force in taking responsibility for providing the markets with fast, accurate and reliable information, especially concerning the shareholding structure, substantial changes to the governance regulations, particularly significant associated transactions and treasury stock."

This is followed.

Recommendation 20

"All periodical financial information in addition to the annual information that the markets are provided with should be drawn up in accordance with the same professional practices and principles as the annual accounts and, before it is published, it should be checked by the Audit Committee."

The professional practices and principles followed for periodical financial information are no different to those applied to the annual accounts. The Audit Committee checks the annual accounts before they are drawn up by the Board. With regards to the quarterly periodical information, the full Board, including the Audit Committee members, receives the information in advance (before it is published). For the year 2004, it has been agreed to send the quarterly periodical information to the Audit Committee before sending it to the full Board, so that the Audit Committee may make comments before the public disclosure.

Recommendation 21

"The Board of Directors and the Audit Committee should watch out for situations that could imply a risk to the independence of the Company's external auditors. In particular they should verify the fees paid for all items as a proportion of the audit firm's total income, and publicly report the fees for non-audit professional services"

This is followed.

The fees for professional audit services rendered to the Company and its subsidiaries by the auditor Deloitte España and its worldwide organization amounted to 1,248 Thousand Euros of which 409 Thousand Euros were for services rendered to the Company.

In addition, the fees for services similar to audit and those for other professional services rendered to the Company and its subsidiaries by the auditor Deloitte España and its worldwide organization respectively amounted to 725 Thousand Euros (of which 715 Thousand Euros corresponds to the Company) and 906 Thousand Euros of which 642 Thousand Euros corresponds to the Company).

Recommendation 22

"The Board of Directors should seek to prevent the accounts drawn up thereby being submitted to the General Shareholders' Meeting with reservations and provisos in the Auditors' report and, when this is not possible, both the Board and the auditors should clearly explain the contents and scope of the discrepancies to the shareholders and the markets."

No reservations or provisos have been made in the Auditors' report on the annual accounts to date.

****

This Annual Report on Corporate Governance 2003 was unanimously approved by the Board of Directors at a meeting held in Madrid on twenty-sixth April two thousand and four, according to the procedures set forth by Article 140 of Royal Decree 1564/1989 of 22 December and Article 100 of Royal Decree 1784/1996 of 19 July.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

ANNUAL CORPORATE GOVERNANCE REPORT 2003. CORRECTION OF TYPO.

On 27th of May 2004, the annual corporate governance report 2003 was released as a relevant Fact. (date of filing 28/4/04 with number 2004 036442).

A typo has been identified in page 3 of such report that now is amended with the filing of this relevant Fact.

Title "Direct and indirect holders of major holdings", second chart of page 3, column "No Class A Shares" related to Lufthansa should read "29,826,173", instead of "107,826,173".

Madrid, 6th of May 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS

1Q 2004 Results

6 May, 2004

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

Highlights

- Impressive results
  - Bookings up 9%
  - EBITDA up more than 22%
  - Net income up 40%

- Good cost performance
  - Operating costs up 1%

1Q 2004 Main Figures

In million Euros	1Q04	1Q03	Var (%)
Bookings	124	107.1	15.8%
Revenues	538.3	502.7	7.0%
EBITDA	172.8	141.4	22.2%
% Margin	32.1%	28.1%	4 pp
EBIT	126.9	95.5	33.0%
% Margin	23.6%	19.0%	4.6 pp
Net income	71.3	51.2	39.2%

amadeus

Bookings


103.1
7.7
95.4
9%
4.7%
9.4%
112.5
8.1
104.4
124
11.5
1Q 03
1Q 04
Ams Germany Bks
Non Air Bookings
Air Bookings
In million Euros

Revenues



502.7
116.1
386.6
1Q 03
7.0%
4.6%
7.8%
538.0
121.4
416.6
1Q 04
Non Bookings Fee Revenues
Bookings Fee Revenues
In million Euros

amadeus

Non Booking related Revenue


116.1
24.1
3.3
88.6
1Q 03
4.6%
-13.6%
65.6%
7.3%
121.4
20.9
5.5
95.1
1Q 04
IT Services
E-commerce
Traditional
In million Euros

EBITDA & EBIT



141.4
46
95.4
1Q 03
22.2%
0.2%
33%
172.8
45.9
126.9
1Q 04
EBITDA
EBIT
Depreciation & Amortization
In million Euros

Line of Business

Million Euros	Traditional	e-Commerce	IT Services	TOTAL
Revenues	471.7	45.5	20.9	538.1
EBITDA	162.6	4.6	5.6	172.8
% Margin	*34.5%*	*10.1%*	*26.8%*	*32.1%*
EBIT	128.5	0.0	-1.6	126.9
% Margin	*27.2%*	*0.0%*	*-7.7%*	*23.6%*

e-Travel® Planitgo

Agency sites in 90 countries

opodo
Millrun.com
eDreams
Rumbo

Over 60 travel provider sites

Maritim
Cathay Pacific
Qantas
Iberia
Finnair
JAL
Four Seasons Hotels and Resorts
Air France
Adam's Mark
SAS
Thai
Varig

IT Services

Optims

- IT for the hospitality industry
- More than 4,000 hotels in Europe

IT Services

THE FUTURE OF TRAVEL TECHNOLOGY

- IT for leisure travel retailers
- Access to more than 60% of the UK market
- Solutions into the main touroperators in Europe

Outlook 2004

- ➲ Bookings:+ 6% to +7%
- ➲ Revenues: + 4% to +7%
- ➲ Net Income: Eur 185 to 195 million

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements
as of March 31, 2004, prepared in accordance
with International Accounting Standard 34
and Review Report of Independent Accountants

(UNAUDITED)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of March 31, 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the three month period then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE ESPAÑA S.L.

F. Javier Peris Álvarez
Partner

April 30, 2004

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	March 31, 2004 (Unaudited)	December 31, 2003
Current assets		
Cash and cash equivalents	57,803	42,101
Accounts receivable, net	248,654	182,429
Accounts receivable - affiliates, net	81,025	63,021
Loans receivable and advances - affiliates	351	88
Taxes receivable	46,158	42,023
Prepayments and other current assets	69,591	82,810
Total current assets	503,582	412,472
Tangible assets		
Land and buildings	129,213	129,213
Data processing hardware and software	441,131	425,707
Other	131,245	128,503
	701,589	683,423
Less accumulated depreciation	427,835	410,944
Net tangible assets	273,754	272,479
Intangible assets		
Patents, trademarks and licenses	86,325	88,673
Purchased technology	41,688	41,688
Software development projects	346,047	324,957
Purchased contracts	275,443	272,093
Goodwill	316,074	310,961
Other	7,822	5,486
	1,073,399	1,043,858
Less accumulated amortization	517,123	487,806
Net intangible assets	556,276	556,052
Deferred income taxes	119,699	126,115
Loans receivable - affiliates	1,007	1,725
Investments in associates	61,831	63,273
Other long-term investments, net	100,996	104,757
Total other non-current assets	283,533	295,870
Total non-current assets	1,113,563	1,124,401
Total assets	1,617,145	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2004	December 31, 2003
	(Unaudited)	
Current liabilities		
Accounts payable, net	268,691	247,400
Accounts payable - affiliates, net	44,033	24,731
Dividends payable	35	-
Debt payable within one year	24,622	80,310
Current obligations under finance leases	10,131	9,643
Income taxes payable	70,362	35,181
Other current liabilities	137,400	100,739
Total current liabilities	555,274	498,004
Long-term liabilities		
Long-term debt	1,472	701
Obligations under finance leases	101,651	104,420
Deferred income taxes payable	92,341	102,228
Other long-term liabilities	41,227	72,778
Total long-term liabilities	236,691	280,127
Minority Interests	910	1,029
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	379,440	379,358
Treasury shares and other similar equity instruments	(126,817)	(126,899)
Retained earnings	567,976	502,879
Cumulative translation adjustments	(24,227)	(25,523)
Total shareholders' equity	824,270	757,713
Total liabilities and shareholders' equity	1,617,145	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended March 31,	
	2004	2003
	(Unaudited)	
Revenue (Note 3)	538,026	502,667
Cost of sales	392,462	386,637
Gross profit	145,564	116,030
Selling, general and administrative expenses	18,644	20,579
Operating income	126,920	95,451
Other income (expense)		
Interest expense, net (Note 6)	(2,372)	(3,667)
Exchange gains (losses)	(473)	507
Other income (expense), net	(32)	613
Income before income taxes	124,043	92,904
Income tax	48,377	38,091
Income after taxes	75,666	54,813
Equity in income (losses) from associates	(4,696)	(3,572)
Minority Interests	326	(18)
Net income	71,296	51,223

Basic earnings per Class "A" share, in EURs (Note 7)	0.12	0.09
Basic earnings per Class "B" share, in EURs (Note 7)	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.12	0.09
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended March 31,	
	2004	2003
	(Unaudited)	
Cash flows from operating activities		
Operating income	126,920	95,451
Adjustments for:		
Depreciation and amortization	45,927	45,991
Operating income before changes in working capital:	172,847	141,442
Accounts receivable	(80,567)	(38,953)
Taxes receivable	(2,592)	(59)
Other current assets	6,388	1,711
Accounts payable	29,156	(1,590)
Other current liabilities	36	8,460
Other long-term liabilities	(1,927)	(409)
Cash provided from operating activities	123,341	110,602
Taxes paid	(9,565)	(123)
Net cash provided from operating activities	113,776	110,479
Cash flows from investing activities		
Additions to tangible assets	(14,998)	(6,919)
Additions to intangible assets	(21,705)	(17,577)
Investment in subsidiaries and associates, net of cash acquired	714	(72,737)
Interest received	705	-
Sundry investments and deposits	(26)	(1,599)
Acquisition of Treasury shares	(5)	(47)
Disposal of Treasury shares	62	-
Loans to third parties	(4,256)	(153)
Loans to affiliates	(403)	(1,110)
Cash proceeds collected/(paid) - derivative agreements	1,147	859
Disposals of sundry investments	416	750
Proceeds obtained from disposal of fixed assets	1,081	774
Net cash used in investing activities	(37,268)	(97,759)
Cash flows from financing activities		
Proceeds from borrowings	7,308	109,904
Repayments of borrowings	(62,360)	(56,900)
Interest paid	(3,034)	(3,876)
Payments of finance lease liabilities	(2,285)	(2,351)
Net cash used in financing activities	(60,371)	46,777
Effect of exchange rate changes on cash and cash equivalents	(435)	322
Net increase in cash and cash equivalents	15,702	59,819
Cash and cash equivalents at beginning of period	42,101	18,302
Cash and cash equivalents at end of period	57,803	78,121

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Equity instruments	-	-	-	-	-	-
Available for sale financial assets	-	-	-	(919)	-	(919)
Tax impact	-	-	-	319	-	319
Hedging instruments	-	-	-	1,048	4,328	5,376
Tax impact	-	-	-	(374)	(1,515)	(1,889)
Other gains (losses)	-	-	-	34	(4,272)	(4,238)
Gains (losses) not recognized in the statement of income	-	-	-	108	(1,459)	(1,351)
(Acquisitions) / disposals of Treasury shares, net	-	96	96	(96)	-	96
Net income for the period	-	-	-	51,223	-	51,223
Balance as of March 31, 2003 (Unaudited)	27,898	373,291	(127,954)	418,261	(19,188)	672,308

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713
Equity instruments	-	-	-	-	-	-
Available for sale financial assets	-	-	-	(3,116)	-	(3,116)
Tax impact	-	-	-	1,090	-	1,090
Hedging instruments	-	-	-	(6,292)	(2,042)	(8,334)
Tax impact	-	-	-	2,201	715	2,916
Other gains (losses)	-	-	-	-	2,623	2,623
Gains (losses) not recognized in the statement of income	-	-	-	(6,117)	1,296	(4,821)
(Acquisitions) / disposals of Treasury shares, net	-	82	-82	(82)	-	82
Net income for the period	-	-	-	71,296	-	71,296
Balance as of March 31, 2004 (Unaudited)	27,898	379,440	(126,817)	567,976	(24,227)	824,270

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS") and through its new e-commerce channel of distribution. Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

The accompanying March 31, 2004 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2003.

The interim consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of March 31, 2004 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of March 31, 2004 by approximately EURs 143.3 million and the net income reflected under Spanish GAAP is lower than the net income under IFRS for the three-months ended March 31, 2004 by approximately EURs 8.2 million. As of and for the three-month period ended March 31, 2003 these differences were approximately EURs 162.8 million and EURs 6.2 million, respectively. The main differences as of and for the three-month periods ended March 31, 2004 and 2003 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the three-month period ended March 31,	
	2004	2003
Europe	371,318	345,427
United States	45,046	46,233
Rest of the world	121,662	111,007
Total revenue	538,026	502,667

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of March 31, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	247,883	10,805	15,066	-	273,754
Intangible assets, net	247,376	81,303	16,224	211,373	556,276
Investments in associates	45,833	4,972	11,026	-	61,831
Total	541,092	97,080	42,316	211,373	891,861

The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	249,330	12,177	10,972	-	272,479
Intangible assets, net	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	-	63,273
Total	550,097	104,478	37,184	200,045	891,804

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of March 31, is as follows:

	2004	2003
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.5	0.8
Permanent differences due to goodwill amortization	3.7	3.9
Other permanent differences	1.2	1.1
Losses with no tax benefit recognition	1.3	0.2
Benefit from unrecognized losses used in current period	(2.9)	-
Other	0.2	-
Effective income tax rate	39.0	41.0

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the three-month periods ended March 31, 2004 and 2003, were KEURs 137,744 and KEURs 144,359, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 12 and KEURs 7 for the three-month periods ended March 31, 2004 and 2003, respectively. Interest rates for these loans denominated in United States Dollars (USD) and Euros (EUR) ranged from 3.19% to 5.37% for the three-month period ended March 31, 2004. Interest rates for the loans denominated in Swedish Kroner (SEK) and USD ranged from 2.51% to 5.16% for the three-month period ended March 31, 2003.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 67,272 and KEURs 83,372 for the three-month periods ended March 31, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	For the three-month period ended March 31,	
	2004	2003
Gross personnel costs	94,504	90,417
Less amount capitalized	7,102	6,904
Net charge to income	87,402	83,513
Average number of employees	5,135	4,725

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the three-month periods ending March 31, 2004 and 2003 were of KEURs 16,470 and KEURs 13,200, respectively.

b) The Group's net interest expense was as follows:

	For the three-month period ended March 31,	
	2004	2003
Interest expense	3,063	4,100
Less interest income	691	433
Net interest expense	2,372	3,667

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 23,078 and KEURs 22,839 for the three-month periods ended March 31, 2004 and 2003, respectively.

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of March 31, 2004 in the amount of KEURs 50,473, and as of December 31, 2003 in the amount of KEURs 48,637.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

e) Stock Incentive Plans

Total expenses recognized relating to stock grants and employee stock purchase plans, including social costs, for the three-month periods ending March 31, 2004 and 2003 were of KEURs 22 and KEURs 26, respectively. During the three-month period ended March 31, 2004 the Group delivered 4,275 shares to participants in the employee stock purchase plan. As of March 31, 2004 the number of shares required in order to meet the obligations under the stock grant and option plans was of 3,409 and 11,596,903, respectively.

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2003 and March 31, 2004 can be summarized as follows:

Cash settlement option	Number of warrants
Yes	5,900,000
No	4,768,000
	10,668,000

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of March 31, 2004	As of December 31, 2003	As of March 31, 2004	As of December 31, 2003
Treasury shares	98,437	98,519	15,483,257	15.502,843
Equity swaps	28,380	28,380	4,500,000	4.500,000
	126,817	126,899	19,983,257	20.002,843

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 59 and KEURs 507 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of March 31, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of March 31, 2004 and 2003 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(19,983,257)	(20,195,913)	(19,993,050)	(20,203,822)
Total shares outstanding	570,016,743	569,804,087	570,006,950	569,796,178
Dilutive effect of warrants, stock options and stock grants	686,036	370,621	690,043	380,083
Total number of diluted shares	570,702,779	570,174,708	570,696,993	570,176,261

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended March 31 is as follows:

	2004	2003
Net income, in KEURs	71,296	51,223
Weighted average number of class "A" shares outstanding	570,006,950	569,796,178
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.12	0.09
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended March 31, is as follows:

	2004	2003
Net income, in KEURs	71,296	51,223
Weighted average number of diluted class "A" shares outstanding	570,696,993	570,176,261
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.12	0.09
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of March 31 are as follows:

	2004	2003
Cash on hand and balances with banks	25,119	33,827
Short-term investments	32,684	44,294
	57,803	78,121

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the three-month period ended March 31, 2004 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 42% interest in Amadeus Brasil Limited (total interest 76%).
- 50% interest in Travellink AB (total interest 85%).
- 20% interest in Comtec (Europe) Limited.

ii) Newly created companies:

- 100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.

iii) Capital increases:

- Amadeus Hong Kong Ltd.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	1,417
Conversion of debt to equity	2,478
Cash acquired as a result of current acquisition	2,054
Tax benefit on investments	(737)
Equity in net assets acquired	(1,423)
Excess purchase price	3,789
Allocation of fair value to net assets acquired	-
Goodwill	3,789

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	1,417
Cash acquired related to the pre-existing ownership in Amadeus Brasil and Travellink	(1,465)
Net cash invested in subsidiaries and associates	(48)

b) During the three-month period ended March 31, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in START AMADEUS GmbH (total interest 100%).

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited and Amadeus Marketing Romania S.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	90,076
Deferred consideration	3,881
Cash acquired as a results of current acquisition	33,658
Tax benefit from investments	(14,912)
Equity in net assets acquired	(24,744)
Excess purchase price / Goodwill	87,959

The reconciliation between the net cash paid for the acquisition of the 66% interest and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	90,076
Cash acquired related to the pre-existing ownership in Start Amadeus	(17,339)
Net cash invested in subsidiaries and associates	72,737

Amadeus Global Travel Distribution, S.A.

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income for the three-months periods ended March 31, 2004 and 2003 as included in the consolidated financial statements prepared under International Financial Reporting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IFRS CONSOLIDATED FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for three-month periods ended March 31, 2004 and 2003 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the three-month periods ended March 31, 2004	2003
		(Unaudited)	
Net Income-Spanish GAAP		**63,137**	**45,044**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	5,956	5,826
Treasury shares and other similar equity instruments	2	5,754	(2,739)
Public Offering expenses	3	787	787
Unrealised exchange gains	4	(2,809)	1,470
Accounting for financial instruments	5	(1,833)	12
Equity related instruments	6	304	823
Net Income-IFRS		**71,296**	**51,223**

Reconciliation of Shareholders' Equity

	Note	For the three-month periods ended March 31, 2004 (Unaudited)	2003
Shareholders' equity Spanish GAAP		**967,597**	**835,118**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(89,017)	(109,336)
Treasury shares and other similar equity instruments	2	(101,504)	(98,616)
Public Offering expenses	3	(1,725)	(4,919)
Unrealised exchange gains	4	4,363	6,365
Accounting for financial instruments	5	12,892	6,628
Equity related instruments	6	31,664	37,068
Shareholders' equity-IFRS		**824,270**	**672,308**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

   In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.
d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) - this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

amadeus



First Quarter 2004 Review

amadeus

INDEX



I- Highlights

I. Highlights

Figures in million euros	Q1 2004	Q1 2003	% Growth
Profit & Loss			
Revenues	**538.0**	**502.7**	**7.0%**
EBITDA	**172.8**	**141.4**	**22.2%**
Margin	*32.1%*	*28.1%*	
EBIT	**126.9**	**95.5**	**33.0%**
Margin	*23.6%*	*19.0%*	
Net Income	**71.3**	**51.2**	**39.2%**
Margin	*13.3%*	*10.2%*	
EPS	**0.125**	**0.089**	**39.2%**
Bookings			
Air + Non Air	112.5	103.1	9.0%
German Leisure	11.5	3.9	193.4%
Total	124.0	107.1	15.8%
Revenue Breakdown			
Booking Revenue	416.6	386.6	7.8%
Non Booking Revenue	121.4	116.1	4.6%
Total	538.0	502.7	7.0%

Notes:
Certain historical information has been reclassified for comparison purposes.
Numbers shown in this document reflect changes in un-rounded figures. These may not agree with the result of mathematical operations after rounding.



II- Financial Statements

II. Financial Statements

Profit & Loss

Figures in million euros	Q1 2004	Q1 2003	% Growth
Revenues	538.0	502.7	7.0%
Operating expenses (1)	365.2	361.2	1.1%
EBITDA	172.8	141.4	22.2%
Depreciation & Amortisation	39.4	40.5	(2.8%)
Goodwill Amortisation	6.6	5.5	19.4%
EBIT	126.9	95.5	33.0%
Net financial income / (expense)	(2.8)	(3.2)	(10.0%)
Other non operating	(0.0)	0.6	n/a
Income before income taxes	124.0	92.9	33.5%
Income taxes	48.4	38.1	27.0%
Income after taxes	75.7	54.8	38.0%
Associates	(4.7)	(3.6)	31.5%
Minority interests	0.3	(0.0)	n/a
Net Income	71.3	51.2	39.2%
EPS	0.125	0.089	39.2%
EBITDA margin	32.1%	28.1%	4.0 p.p.
EBIT margin	23.6%	19.0%	4.6 p.p.
Net Income margin	13.3%	10.2%	3.1 p.p.
Effective tax rate	39.0%	41.0%	(2.0) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Balance Sheet - Assets

Figures in million euros	March 2004	Dec 2003
ASSETS		
Current assets		
Cash and cash equivalents	57.8	42.1
Accounts receivable, net	248.7	182.4
Accounts receivable - affiliates, net	81.0	63.0
Loans receivable and advances - affiliates	0.4	0.1
Taxes receivable	46.2	42.0
Prepayments and other current assets	69.6	82.8
Total current assets	503.6	412.5
Tangible assets		
Land and buildings	129.2	129.2
Data processing hardware and software	441.1	425.7
Other Tangible	131.2	128.5
	701.6	683.4
Less accumulated depreciation	427.8	410.9
Net tangible assets	273.8	272.5
Intangible assets		
Patents, trademarks and licenses	86.3	88.7
Purchased technology	41.7	41.7
Software development projects	346.0	325.0
Purchased contracts	275.4	272.1
Goodwill	316.1	311.0
Other Intangible	7.8	5.5
	1,073.4	1,043.9
Less accumulated amortization	517.1	487.8
Net intangible assets	556.3	556.1
Deferred income taxes	119.7	126.1
Loans receivable - affiliates	1.0	1.7
Investment in Associates	61.8	63.3
Long-term investments, net	101.0	104.8
Total other non current assets	283.5	295.9
Total non current assets	1,113.6	1,124.4
TOTAL ASSETS	1,617.1	1,536.9

Balance Sheet - Liabilities

Figures in million euros	March 2004	Dec 2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable, net	268.7	247.4
Accounts payable - affiliates , net	44.0	24.7
Debt payable within one year	24.6	80.3
Current obligations under finance leases	10.1	9.6
Income taxes payable	70.4	35.2
Other current liabilities	137.4	100.7
Total current liabilities	555.3	498.0
Long-term liabilities		
Long-term debt	1.5	0.7
Obligations under finance leases	101.7	104.4
Deferred Income Taxes payable	92.3	102.2
Other long-term liabilities	41.2	72.8
Total long-term liabilities	236.7	280.1
Minority interests	0.9	1.0
Shareholders equity		
Share capital	27.9	27.9
Treasury shares and other similar equity instruments	(126.8)	(126.9)
Additional paid-in capital	379.4	379.4
Retained earnings	568.0	502.9
Cumulative translation adjustments	(24.2)	(25.5)
Total shareholders' equity	824.3	757.7
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	1,617.1	1,536.9

Cash Flow

Figures in million euros	Q1 2004	Q1 2003
Cash flows from operating activities		
Operating income for the period	126.9	95.5
Depreciation & amortisation	45.9	46.0
Operating income before changes in WC	172.8	141.4
Accounts receivable	(80.6)	(39.0)
Loans receivable	0.0	0.0
Taxes receivable	(2.6)	(0.1)
Other current assets	6.4	1.7
Accounts payable	29.2	(1.6)
Other current liabilities	0.0	8.5
Other long term liabilities	(1.9)	(0.4)
Cash provided by operating activities	123.3	110.6
Taxes paid	(9.6)	(0.1)
Net cash from operations	113.8	110.5
Cash flows from investing activities		
Additions to tangible fixed assets	(15.0)	(6.9)
Additions to intangible fixed assets	(21.7)	(17.6)
Investment in subsidiaries and associates	0.7	(72.7)
Interest received	0.7	0.0
Sundry investments and deposits	(0.0)	(1.6)
Acquisition of treasury shares	(0.0)	(0.0)
Disposal of treasury shares	0.1	0.0
Loans to third parties	(4.3)	(0.2)
Loans receivable from / to affiliates	(0.4)	(1.1)
Cash proceeds collected /(paid) - derva. agremts	1.1	0.9
Disposals of sundry investments	0.4	0.8
Dividends received	0.0	0.0
Proceeds obtained from disposal of fixed assets	1.1	0.8
Net cash used in investing activities	(37.3)	(97.8)
Cash flows from financing activities		
Proceeds from borrowings	7.3	109.9
Repayments of borrowings	(62.4)	(56.9)
Interest paid	(3.0)	(3.9)
Payments of finance lease liabilities	(2.3)	(2.4)
Net cash used in financing activities	(60.4)	46.8
Effect of exchange rates on cash	(0.4)	0.3
Net change in cash and equivalents	15.7	59.8
Opening cash and cash equivalents	42.1	18.3
Closing cash and cash equivalents	57.8	78.1



III- Management Discussion and Analysis

III. Management Discussion And Analysis

- Comparable bookings up 9% versus Q1 2003
- Revenues up 7%, to EUR 538.0m
- Operating income increases 33% to EUR 126.9m
- 22.2% increase in EBITDA to EUR 172.8m
- Net income up 39.2% to EUR 71.3m

First quarter highlights (for the three months ended 31 March 2004)

Total revenue for the quarter ended 31 March 2004, was EUR 538.0m, representing an increase of 7.0% or EUR 35.4m compared with the same period in 2003.

Comparable bookings for the quarter were 112.5m, representing an increase of 9.0% with respect to the same period of 2003.

Amadeus Germany leisure bookings amounted to 11.5m, compared to 3.9m last year which only represented one month's volume.

Excluding the aforementioned leisure bookings, bookings increased across all regions. Europe increased 6.4% or 4.6m bookings. In North America, bookings improved by 14.6%, with the Rest of the World (ROW) following suit, reporting an increase of 15.0% or 3.3m. Total air bookings increased by 9.4% or 9.0m to a total of 104.4m. Non-air bookings also increased 4.7% to 8.1m.



Booking Evolution
million bookings
115
105
95
85
75
7.7
95.4
8.1
104.4
+4.7%
+9.4%
2003
2004
Air
Non air

Booking revenue increased by 7.8% or EUR 30.0m to EUR 416.6m over the same period of last year. Excluding Amadeus Germany booking revenue, the impact of hedging and provision for cancellations, comparable booking revenue increased 6%. This was principally due to the 9% increase in comparable booking volumes which was partially offset by adverse foreign exchange variances.

Non booking fee revenue increased EUR 5.4m or 4.6% to EUR 121.4m.


Revenues
€m
600
400
200
0
+4.6%
+7.8%
121.4
2003
2004
Booking
Non Booking

Operating expenses for the quarter were EUR 411.1m, representing an increase of 1.0% over the same period in 2003.

Cost of sales increased by 1.5% or EUR 5.8m to EUR 392.5m. This is mainly due to increases in travel agency incentive payments related to higher booking levels as well as to new acquisitions.

Selling, general and administrative expenses decreased EUR 1.9m or 9.4% over the prior year to EUR 18.6m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 0.5m, representing 3.0% of revenues compared to 3.1% last year.

Operating income for the quarter was EUR 126.9m, up 33.0% compared with EUR 95.5m for the same period in 2003. Operating margin also improved 4.6 p.p. to 23.6%.

EBITDA for the quarter was EUR 172.8m, up 22.2% or EUR 31.4m. Margin improved 4.0 p.p. to 32.1%. During the quarter, we were able to protect EBITDA from the US dollar depreciation due to our hedging activity.


EBITDA
175
150
125
100
75
50
25
0
€m
141.4
+22.2%
172.8
2003
2004

Results from associates for the quarter, before amortisation of goodwill of EUR 3.1m, were losses of EUR 1.6m compared with gains of EUR 0.6m for the same quarter in 2003. Our associates' results were impacted by EUR 1.3m due to an asset write-off made at local level in OneTravel.com.

Consequently, **net income** for the quarter was EUR 71.3m, an increase of 39.2% compared with EUR 51.2m for the same period in 2003.


Net Income
80
70
60
50
40
30
20
10
0
€m
51.2
+39.2%
71.3
2003
2004

Provision for Taxes

The effective tax rate as at 31 March 2004 was 39.0% which is in line with our year-end expectations.

Outlook

In view of the strength of bookings seen in the first quarter, management has revised its year-end outlook and offers the following guidance to the market for the full year:

Comparable Bookings	**6-7% YoY growth**
Revenues	**4 -7% YoY growth**
Net income	**EUR 185 - 195m**

First Quarter 2004 - Operating Highlights

Travel Distribution

During the first quarter, Amadeus started to pilot with British Airways one of the key elements of its new value-based pricing philosophy released in November 2003: the Low-Fare Distribution (LFD) model. This initiative has been well received by the trade and more than 85 percent of Amadeus' UK travel agency customers in terms of booking volume have chosen to opt-in to this programme which brings them access to BA's low fare inventory.

- Amadeus in the UK has also enjoyed its best first quarter for new sales and signed on 13 new clients including: Travel Trust Association, Sackville Travel, Explore Worldwide and Classic Collection Holidays - equalling more than one million bookings for Amadeus on an annual basis.

- During this quarter, Amadeus consolidated ownership of its National Marketing Company (NMC) in Brazil. This operation will enable Amadeus to adapt faster to industry changes in this strategic region and for the market to capitalise on Amadeus' global development expertise.

An additional six[1] airlines raised their participation level to provide travel agents with real time schedule and availability information. Further, six[2] upgraded their participation level and are now available at the highest level of connectivity in the Amadeus System

- Amadeus now provides e-ticketing for 67 airlines in 82 countries, more than twice the number of markets as our nearest competitor. During the first quarter 2004, Amadeus extended e-ticketing facilities for 36 airlines in a total of 16 markets.

---

[1] Aires, Bangkok Airways, Ocean Airways, Siem Reap Airways, Ural Airlines, Viaggio Air

[2] Aires, Bangkok Airways, Belavia , Bulgaria Air, Eastern Airways, Siem Reap Airways

In the leisure arena, Amadeus expanded its agency and tour distribution offering through a strategic technology partnership with **Comtec** (Europe) Ltd, the UK's leading provider of innovative software solutions for the leisure travel industry, and acquired a 20% shareholding in the company.

- Revenue for **non-air services** was 10.6% above that for the first quarter of 2003. **Hotel** bookings grew by 15% over the first quarter of 2003, and in February, **Optims** and Amadeus announced a direct connection between their electronic hotel distribution and reservation systems, increasing Amadeus' hotel content to its worldwide travel agency and airline ticket office users.

- **Amadeus Cruise** bookings grew by a robust 376.2% thanks to increased adoption by travel agents and the fact that there is now a major amount of cruise providers available on the state-of-the-art system.

- Ten new **tour** providers were signed up in the first quarter of 2004 and during the period German tour bookings were up by 6.1% compared with the first quarter of 2003.

- The European rail operator, **Eurostar** became available on the Amadeus airline display in January 2004. The US market in particular has reacted very positively, with a large increase in bookings.

- With **National Car Rental** and **Advantage** now upgraded to **Complete Access Plus**, Amadeus offers 95% of its car rental providers seamlessly. This means 100% accurate rates and availability information.

- In keeping with Amadeus' drive to provide a seamless link between providers and agents, the first **Direct Connection** link was set up during this quarter between the Amadeus system and the Danish and Swedish subsidiaries of one of Europe's largest travel insurance companies **Europäische Reiseversicherung** of Germany. The Amadeus Insurance booking tool was announced to the Spanish market at the trade fair FITUR in January 2004. With this implementation, Amadeus offers Amadeus Insurance in all its main European markets.

Airline IT Services

During the first quarter, Amadeus successfully concluded the user acceptance and performance testing phase for Altéa Plan (new generation inventory systems). On 3 May, launch customer Qantas Airways started migration to Altéa Plan.

Altéa Sell (sales & reservation), **Altéa Plan** and **Altéa Fly** (new generation departure control systems) together comprise the airline industry's first suite of customer management solutions that fully integrate sales, inventory and departure control systems, leveraging a single source of data across all three customer touch-points. In

this way Amadeus is pioneering Customer Management Solutions enabling airlines to turn passengers into loyal customers.

Icelandair is the latest carrier to implement **Amadeus Electronic Ticket Server** (ETS) to manage their e-ticketing activities. Multi-carrier ETS hosts all of an airlines' e-ticket records. Internally, it links to the departure control system for check-in purposes and to the airlines' sales & reservations offices for direct sales. Externally, it provides links to GDSs for travel agency distribution and to partner airlines, to enable multi-carrier single ticketing (interlining) bringing substantial savings to an airline.

Amadeus e-Travel

This quarter has seen bookings through Amadeus e-Travel grow by 106%, compared with the same period in 2003.

Amadeus e-Travel's Planitgo solution for airlines registered an all-time high bookings growth rate in Q1 2004 of 131%. After launching Amadeus e-Travel's newest faring solution, **Planitgo Flex Pricer** to power its web site for domestic fares, **Iberia** has increased online bookings by 60%. With Flex Pricer, travellers can create their own journeys by combining one-way flights, mixing various classes with fares rules in plain language. At the end of Q1 2004 six airlines had already adopted eTravel's newest faring technology: **bmi, Qantas, Spanair, Iberia, Finnair** and **Maersk**.

Aergo, Amadeus e-Travel's corporate self-booking tool, registered a bookings growth rate of 63% in the US and 119% in the rest of the world.

Aergo launched the complete set of administration wizards to make policy application quick and easy.

SAP Travel Management (SAP TM) powered by Amadeus e-Travel is now used by customers in more than 90 countries worldwide, including corporations such as Daimler Chrysler and Robert Bosch GmbH. **Woodside Energy** (Woodside), a leading Australian resources company, is the first corporation to adopt SAP TM in Asia Pacific. SAP TM facilitates complete self-service online travel booking and integration with policy control, management reporting and expense management. An e-Travel dedicated unit was set up in Amadeus Australia to support Woodside and further growth plans in this market.



IV- Other Financial Information

IV. Other Financial Information

Revenue Breakdown

Figures in million euros	Q1 2004	Q1 2003	% Growth
Booking Revenues	**416.6**	**386.6**	**7.8%**
Traditional	95.1	88.6	7.2%
E-Commerce	5.5	3.3	65.6%
IT	20.9	24.1	(13.6%)
Non Booking Revenues	**121.4**	**116.1**	**4.6%**
Total Revenues	**538.0**	**502.7**	**7.0%**

Cost structure

Figures in million euros	Q1 2004	Q1 2003	% Growth
Cost of Sales	392.5	386.6	1.5%
D&A included in CoS	45.4	45.3	0.1%
SG&A	18.6	20.6	(9.4%)
D&A included in SG&A	0.6	0.7	(16.0%)
Total Operating Expenses	365.2	361.2	1.1%
Total Opex + D&A	411.1	407.2	1.0%

Earnings per Share (EPS)

A Class Shares - Weighted Average *Figures in millions*	Q1 2004	Q1 2003	% Growth
Total shares issued	590.0	590.0	-
Treasury shares & other	(20.0)	(20.2)	(1.0%)
Total shares outstanding	570.0	569.8	0.0%
Dilutive effect of warrants & other	0.7	0.4	81.6%
Total diluted shares	**570.7**	**570.2**	**0.1%**
Earnings Per Share	**0.125**	**0.089**	**39.2%**

Capital Expenditures (CAPEX)

Figures in million euros	Q1 2004	Q1 2003	% Growth
Additions to tangible fixed assets	15.0	6.9	116.8%
Additions to intangible fixed assets	21.7	17.6	23.5%
Operating Capital Expenditures	36.7	24.5	**49.8%**
of which Capitalisations	16.5	13.2	24.8%
Equity Investments	0.0	72.7	n/a
Total Capital Expenditures	36.7	97.2	(62.3%)

Line of Business

Figures in million euros	Q1 2004	Q1 2003	% Growth
Bookings excl. German Leisure			
Traditional	101.7	96.5	5.4%
e-Commerce	10.7	6.7	61.4%
IT	--	--	--
Total	**112.5**	**103.1**	9.0%
Revenues			
Traditional	471.7	449.6	4.9%
e-Commerce	45.5	28.9	57.5%
IT	20.9	24.1	(13.6%)
Total	**538.0**	**502.7**	7.0%
EBITDA			
Traditional	162.7	138.0	17.9%
e-Commerce	4.6	(2.9)	(259.9%)
IT	5.6	6.3	(12.2%)
Total	172.8	141.4	22.2%
EBIT			
Traditional	128.5	104.6	22.9%
e-Commerce	0.0	(7.6)	(100.4%)
IT	(1.6)	(1.5)	9.7%
Total	126.9	95.5	33.0%



V- Operating Information

V. Operating Information

Figures in thousands	Q1 2004	Q1 2003	% Growth	% Total
Bookings by Type				
Air	104,393	95,440	9.4%	92.8%
Non - Air	8,061	7,696	4.7%	7.2%
Bookings by Region				
North America	10,824	9,443	14.6%	9.6%
Europe	75,972	71,383	6.4%	67.6%
Rest of the World	25,657	22,310	15.0%	22.8%
Bookings by Channel				
Travel Agency (Indirect)	87,359	80,572	8.4%	77.7%
Direct[1]	25,095	22,565	11.2%	22.3%
Traditional vs E-Commerce				
Traditional	101,717	96,485	5.4%	90.5%
E-Commerce	10,737	6,651	61.4%	9.5%
Bookings excl. German Leisure	112,454	103,136	9.0%	100.0%
German Leisure Bookings	11,500	3,919	193.4%	
Total Bookings	123,954	107,055	15.8%	

(1) Airport Ticket Offices / City Ticket Offices and Airline websites


EL MUNDO

VI- Press Release

VI. Press release

First Quarter 2004 Results[3]

(For the period 1 January to 31 March 2004)

AMADEUS DELIVERS STRONG FIRST QUARTER PERFORMANCE AND RAISES FULL YEAR FORECAST

Global travel recovery, coupled with ongoing cost control underlies positive start to year

Commenting on the results, Amadeus President and CEO José Antonio Tazón said:

"Amadeus has exceeded expectations for the first quarter 2004. Strong figures across the board reflect the recovery in travel, especially in North America and Asia Pacific, two of the regions most affected by crises in 2003. Comparable global reservations for this quarter grew by 9 percent to 112.5 million, excluding German leisure bookings.

Revenue was up by 7 per cent to EUR 538 million. This, together with a limited operating expenses growth of 1 percent, permitted us to reach a net income figure, including special items, of EUR 71.3 million, almost 40 per cent up on first quarter 2003.

This first quarter reflects the effects of our cost control strategy and shows once again how Amadeus' unequalled global spread of business allows us to benefit from regional growth patterns.

Given this excellent start of the year we are raising our forecast[4] for net income 2004 to EUR 185-195 million and now expect bookings to grow by 6 to 7 per cent, with a revenue increase of 4 to 7 per cent, compared with 2003."

For further information please contact:

Edward P. Ross

Amadeus Corporate and Marketing Communication
Tel.: +34 91 582 0160
Fax: +34 91 582 0188
E-Mail: externalcommunication@amadeus.net

Web: www.amadeus.com

Alejandra Moore Mayorga

Grupo Albión
Tel: +34 91 531 23 88
Mobile: +34 670 799 335
Email: amoore@grupoalbion.net

[3] Based on International Accounting Standards (IAS); figures unaudited.
[4] In Full Year 2003 Results, Amadeus' forecast for the full year 2004, was: net income EUR 165m-175m; reservations growth 3% - 4%; revenue at flat growth to 5%.

First Quarter 2004 Results[5]

Madrid, 6 May 2004: Amadeus Global Travel Distribution (MAD: AMS), the leading Global Distribution System (GDS) and travel industry technology provider, has today reported its first quarter results for the period ended 31 March 2004.

First Quarter 2004 Highlights (to 31 March 2004)

(in million EUR)	Q1 2004	Q1 2003	Growth %
Revenue	538.0	502.7	7.0
EBITDA (1)	172.8	141.4	22.2
Net Income (including special items)	71.3	51.2	39.2
Bookings (millions) excl German Leisure	112.5	103.1	9.0
Total Bookings (millions) incl German Leisure	124.0	107.1	15.8

(1) EBITDA = operating income + operating depreciation and amortisation

Total revenue for the first quarter ended 31 March 2004 was EUR 538 million, an increase of 7% over the same period in 2003. Booking revenue in the quarter increased by 9%, while non-booking revenue stayed flat.

Overall bookings for the period were 124 million, an increase of 15.8% over the first quarter of 2003. MIDT (Marketing Industry Data Tapes), which track travel agency air reservations worldwide for all GDSs, show Amadeus with a global market share of 28.7%, 1.3 percentage points ahead of its nearest competitor.

The industry-wide recovery in travel agency air reservations was registered in every region of the world, with Amadeus clearly outpacing market growth in Central Europe and Africa/Middle East with increases of 34.4 and 39.5% respectively[6]. In the ten countries that joined the European Union on 1 May, Amadeus has local market shares of over 70% in seven of those markets[7] and of over 30% in the remaining three[8], proof of the company's early engagement in emerging economies.

Operating income was EUR 126.9 million, which was 33% ahead of the first quarter in 2003. **EBITDA** for the quarter was EUR 172.8 million, an increase of 22.2% over the equivalent period in 2003.

Net income for the quarter was EUR 71.3 million, an increase of 39.2% over the initial quarter of 2003.

[5] Based on International Accounting Standards (IAS); figures unaudited.
[6] Total market growth during first quarter 2004 compared to first quarter 2003 was 26.8% for Central Europe and 19.4% for Africa/Middle East.
[7] Czech Republic, Estonia, Latvia, Lithuania, Poland, Slovakia and Slovenia
[8] Cyprus, Hungary and Malta

Notes to the Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves some 61,000 travel agency locations and more than 11,000 airline sales offices, totalling around 300,000 points of sale located in over 210 markets worldwide.

  Through the Amadeus GDS, travel agencies and airline offices can make bookings on more than 95 per cent of the world's scheduled airline seats. The system also provides access to 51,000 hotel properties, 50 car rental companies serving over 26,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

- Amadeus is a leading IT solutions provider to the airline industry. 138 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

  Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

- e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2003, the company reported revenues of EUR 1,929m and net income excluding special items of EUR 158.4m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has 5,000 employees worldwide.



VII- Historical Data

VII- Historical Data

Profit & Loss	Q1 2000	Q1 2001	Q1 2002	2003 Q1	2003 Q2	2003 Q3	2003 Q4	Total 2003	2004 Q1
Figures in million euros									
Revenues	393.4	482.2	481.0	502.7	469.7	481.1	475.6	1,929.0	538.0
Operating expenses (1)	285.6	352.6	345.5	361.2	343.2	339.7	352.3	1,396.5	365.2
EBITDA	107.8	129.7	135.5	141.4	126.4	141.4	123.3	532.5	172.8
Depreciation & Amortisation	26.8	32.4	38.2	40.5	44.1	42.7	44.8	172.1	39.4
Goodwill Amortisation	2.0	3.2	3.3	5.5	6.5	16.9	10.9	39.8	6.6
EBIT	79.0	94.1	94.0	95.5	75.8	81.8	67.5	320.6	126.9
Net financial income / (expense)	(4.6)	(6.5)	(3.2)	(3.2)	(4.4)	(4.7)	(5.4)	(17.6)	(2.8)
Other non operating	1.1	0.4	10.0	0.6	1.6	0.4	0.4	3.0	(0.0)
Income before income taxes	75.4	88.0	100.8	92.9	73.0	77.6	62.5	306.0	124.0
Income taxes	26.9	30.9	38.8	38.1	29.1	31.4	23.6	122.2	48.4
Income after taxes	48.5	57.1	62.0	54.8	43.9	46.1	38.9	183.8	75.7
Associates	1.5	(3.1)	(5.4)	(3.6)	(5.1)	(3.8)	(11.2)	(23.6)	(4.7)
Minority interests	0.0	0.0	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	0.3
Net Income	50.0	54.0	56.7	51.2	38.7	42.3	27.8	160.1	71.3
EBITDA margin	27.4%	26.9%	28.2%	28.1%	26.9%	29.4%	25.9%	27.6%	32.1%
EBIT margin	20.1%	19.5%	19.5%	19.0%	16.1%	17.0%	14.2%	16.6%	23.6%
Net Income margin	12.7%	11.2%	11.8%	10.2%	8.3%	8.8%	5.8%	8.3%	13.3%
Effective tax rate	35.6%	35.2%	38.5%	41.0%	39.9%	40.5%	37.7%	39.9%	39.0%

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Booking Breakdown

Figures in thousands

	Q1			2003				Total	2004
	2000	2001	2002	Q1	Q2	Q3	Q4	2003	Q1
Bookings by Type									
Air	99,157	102,815	97,288	95,440	86,082	89,105	85,766	356,393	104,393
Non - Air	7,775	8,041	8,111	7,696	7,371	6,278	7,733	29,078	8,061
Bookings by Region									
North America	14,944	13,655	10,855	9,443	9,818	9,449	8,238	36,948	10,824
Europe	70,245	73,628	70,220	71,383	63,001	60,883	62,466	257,733	75,972
Rest of the World	21,742	23,573	24,324	22,310	20,634	25,051	22,795	90,790	25,657
Bookings by Channel									
Travel Agency (Indirect)	86,395	88,505	82,395	80,572	75,156	74,374	71,938	302,040	87,359
Direct[(1)]	20,537	22,351	23,004	22,565	18,297	21,009	21,561	83,432	25,095
Traditional vs E-Commerce									
Traditional	106,760	109,326	101,391	96,485	86,388	88,500	86,235	357,609	101,717
E-Commerce	172	1,530	4,008	6,651	7,065	6,883	7,264	27,863	10,737
Bookings excl. German Leisure	106,932	110,856	105,399	103,136	93,453	95,383	93,499	385,471	112,454
German Leisure Bookings	--	--	--	3,919	10,991	11,211	10,217	36,338	11,500
Total Bookings	106,932	110,856	105,399	107,055	104,444	106,594	103,716	421,809	123,954

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

AMADEUS

Revenue Breakdown

Figures in million euros

	Q1		2003				Total	2004
	2001	2002	Q1	Q2	Q3	Q4	2003	Q1
Booking Revenues	401.8	395.3	386.6	353.2	364.0	351.5	1,455.4	416.6
Traditional	64.2	66.5	88.6	92.0	91.5	98.7	371.0	95.1
E-Commerce	3.4	3.3	3.3	4.3	4.4	4.9	16.9	5.5
IT	12.9	15.9	24.1	20.1	21.1	20.5	85.8	20.9
Non Booking Revenues	80.4	85.6	116.1	116.4	117.0	124.1	473.7	121.4
Total Revenues	482.2	481.0	502.7	469.7	481.1	475.6	1,929.0	538.0

Capital Expenditures

Figures in million euros

	Q1		2003				Total	2004
	2001	2002	Q1	Q2	Q3	Q4	2003	Q1
Additions to tangible fixed assets	18.4	14.4	6.9	8.8	11.8	25.3	52.8	15.0
Additions to intangible fixed assets	26.8	28.5	17.6	28.1	21.9	21.5	89.0	21.7
Operating Capital Expenditures	45.2	42.8	24.5	36.9	33.6	46.8	141.8	36.7
of which Capitalisations	19.7	17.4	13.2	12.2	15.0	15.0	55.4	16.5
Equity Investments	2.7	2.3	72.7	0.4	6.3	4.5	84.0	0.0
Total Capital Expenditures	47.9	45.1	97.2	37.3	39.9	51.3	225.8	36.7

Balance Sheet

Figures in million euros

	Dec 1999	Dec 2000	Dec 2001	Dec 2002	Dec 2003	March 2004
ASSETS						
Current assets						
Cash and cash equivalents	15.7	38.9	18.6	18.3	42.1	57.8
Accounts receivable, net	116.2	150.9	139.5	167.2	182.4	248.7
Accounts receivable - affiliates, net	41.4	50.3	57.0	60.1	63.0	81.0
Loans receivable and advances - affiliates	1.2	1.7	4.6	0.1	0.1	0.4
Taxes receivable	57.9	31.0	37.6	55.4	42.0	46.2
Prepayments and other current assets	17.3	37.6	42.1	66.5	82.8	69.6
Total current assets	**249.8**	**310.5**	**299.4**	**367.6**	**412.5**	**503.6**
Tangible assets						
Land and buildings	117.7	129.0	129.3	129.4	129.2	129.2
Data processing hardware and software	275.9	330.9	381.6	410.5	425.7	441.1
Other Tangible	85.1	97.5	109.6	116.0	128.5	131.2
	478.7	557.3	620.5	655.8	683.4	701.6
Less accumulated depreciation	221.1	276.2	334.2	379.0	410.9	427.8
Net tangible assets	**257.6**	**281.1**	**286.4**	**276.9**	**272.5**	**273.8**
Intangible assets						
Patents, trademarks and licenses	44.5	83.6	81.5	82.8	88.7	86.3
Purchased technology	0.0	0.0	0.0	0.0	41.7	41.7
Software development projects	98.0	133.5	213.6	269.8	325.0	346.0
Purchased contracts	131.3	202.7	255.7	260.5	272.1	275.4
Goodwill	45.3	137.9	157.5	225.7	311.0	316.1
Other Intangible	12.3	12.4	14.4	16.0	5.5	7.8
	331.4	570.1	722.7	854.8	1,043.9	1,073.4
Less accumulated amortization	162.4	218.4	299.5	384.1	487.8	517.1
Net intangible assets	**168.9**	**351.7**	**423.3**	**470.6**	**556.1**	**556.3**
Deferred income taxes	170.8	171.0	183.2	135.9	126.1	119.7
Loans receivable - affiliates	5.6	5.0	13.0	2.8	1.7	1.0
Investment in Associates	148.7	165.7	148.1	124.2	63.3	61.8
Long-term investments, net	16.2	16.2	38.6	38.3	104.8	[illegible]
Total other non current assets	**341.3**	**357.9**	**382.9**	**301.1**	**295.9**	[illegible]
Total non current assets	**767.8**	**990.7**	**1,092.6**	**1,048.6**	**1,124.4**	[illegible]
TOTAL ASSETS	**1,017.6**	**1,301.2**	**1,391.9**	**1,416.2**	**1,536.9**	[illegible]

AMADEUS

Balance Sheet

Figures in million euros

	Dec					March
	1999	2000	2001	2002	2003	
LIABILITIES AND SHAREHOLDERS´ EQUITY						[redacted]
Current liabilities						[redacted]
Accounts payable, net	118.9	186.7	191.4	229.6	247.4	[redacted]
Accounts payable - affiliates , net	45.9	52.1	31.9	31.1	24.7	[redacted]
Dividends Payable	0.0	52.2	0.0	0.0	0.0	[redacted]
Debt payable within one year	58.5	134.5	220.7	67.6	80.3	[redacted]
Current obligations under finance leases	18.3	13.3	10.0	8.1	9.6	[redacted]
Income taxes payable	6.4	2.5	6.5	11.1	35.2	[redacted]
Other current liabilities	48.2	54.2	68.3	77.6	100.7	[redacted]
Total current liabilities	296.2	495.5	528.9	425.2	498.0	[redacted]
Long-term liabilities						[redacted]
Long-term debt	150.4	128.1	36.9	140.8	0.7	[redacted]
Obligations under finance leases	126.0	125.0	116.3	110.0	104.4	[redacted]
Deferred Income Taxes payable	19.1	36.2	74.2	45.3	102.2	[redacted]
Other long-term liabilities	8.2	40.0	43.9	71.5	72.8	[redacted]
Total long-term liabilities	303.7	329.3	271.2	367.6	280.1	[redacted]
Minority interests	0.0	0.0	0.0	1.0	1.0	[redacted]
Shareholders equity						[redacted]
Share capital	37.3	33.4	27.9	27.9	27.9	[redacted]
Treasury shares and other similar equity instruments	(38.2)	(35.7)	(51.6)	(128.1)	(126.9)	[redacted]
Additional paid-in capital	424.1	435.1	438.1	373.2	379.4	[redacted]
Retained earnings	(14.8)	43.3	177.9	367.0	502.9	[redacted]
Cumulative translation adjustments	9.2	0.4	(0.5)	(17.7)	(25.5)	[redacted]
Total shareholders´ equity	417.7	476.5	591.8	622.3	757.7	[redacted]
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	1,017.6	1,301.2	1,391.9	1,416.2	1,536.9	[redacted]

AMADEUS

Cash Flow

Figures in million euros

	Q1			2003				Total	2004
	2000	2001	2002	Q1	Q2	Q3	Q4	2003	Q1
Cash flows from operating activities									
Operating income for the period	79.0	94.1	94.0	95.5	75.8	81.8	67.5	320.6	126.9
Depreciation & amortisation	28.8	35.6	41.5	46.0	50.6	59.5	55.8	211.9	45.9
Loss on disposal of assets	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating income before changes in WC	108.8	129.7	135.5	141.4	126.4	141.4	123.3	532.5	172.8
Accounts receivable	(64.0)	(79.7)	(68.0)	(39.0)	(0.3)	1.5	33.7	(4.1)	(80.6)
Loans receivable	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Taxes receivable	0.1	2.1	(5.5)	(0.1)	(2.0)	4.5	0.0	2.5	(2.8)
Other current assets	(2.2)	(5.8)	(5.5)	1.7	2.2	11.8	0.2	15.8	6.4
Accounts payable	5.7	16.9	25.3	(1.6)	(3.5)	0.3	(12.5)	(17.3)	29.2
Other current liabilities	7.1	32.0	11.4	8.5	(16.1)	6.6	2.9	1.8	0.0
Other long term liabilities	0.4	(3.6)	(2.3)	(0.4)	0.1	(0.5)	3.0	2.1	(1.9)
Cash provided by operating activities	55.8	91.5	90.9	110.6	106.8	165.6	150.5	533.5	123.3
Taxes paid	(6.5)	(13.1)	(6.1)	(0.1)	(23.1)	(11.1)	(27.5)	(61.8)	(9.6)
Net cash from operations	49.3	78.4	84.8	110.5	83.7	154.5	123.0	471.6	113.8
Cash flows from investing activities									
Additions to tangible fixed assets	(14.3)	(18.4)	(14.4)	(6.9)	(8.8)	(11.8)	(25.3)	(52.8)	(15.0)
Additions to intangible fixed assets	(8.0)	(26.8)	(28.5)	(17.6)	(28.1)	(21.9)	(21.5)	(89.0)	(21.7)
Investment in subsidiaries and associates	(1.2)	(2.7)	(2.3)	(72.7)	(0.4)	(6.3)	(4.5)	(84.0)	0.7
Interest received	0.6	0.7	1.0	0.0	0.2	0.6	1.0	1.8	0.7
Sundry investments and deposits	(0.5)	(6.4)	(1.7)	(1.6)	(0.2)	(0.2)	(6.5)	(8.5)	(0.0)
Acquisition of treasury shares	0.0	0.0	(6.5)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)
Disposal of treasury shares	0.0	0.0	0.4	0.0	0.0	0.1	0.1	0.2	0.1
Loans to third parties	0.0	(0.1)	(0.3)	(0.2)	(53.3)	(0.3)	(1.9)	(55.7)	(4.3)
Loans receivable from / to affiliates	(0.6)	(1.3)	0.4	(1.1)	(0.3)	(1.1)	(2.5)	(4.9)	(0.4)
Cash proceeds collected /(paid) - derva. agremts	0.0	(8.5)	11.5	0.9	4.4	2.5	4.5	12.2	1.1
Disposals of sundry investments	1.2	0.0	0.0	0.8	1.2	0.5	0.2	2.7	0.4
Dividends received	0.0	1.4	2.2	0.0	2.1	2.5	4.4	9.1	0.0
Proceeds obtained from disposal of fixed assets	1.1	0.8	0.7	0.8	1.0	0.4	2.9	5.1	1.1
Net cash used in investing activities	(21.5)	(61.3)	(37.4)	(97.8)	(82.4)	(34.8)	(48.9)	(263.9)	(37.3)
Cash flows from financing activities									
Proceeds from borrowings	23.0	56.0	32.5	109.9	147.4	25.6	17.7	300.6	7.3
Repayments of borrowings	(30.2)	(35.6)	(71.6)	(56.9)	(207.5)	(94.1)	(69.4)	(427.8)	(62.4)
Interest paid	(3.8)	(6.5)	(5.6)	(3.9)	(2.3)	(6.1)	(5.6)	(17.9)	(3.0)
Dividends paid	0.0	(52.2)	0.0	0.0	0.0	(30.0)	0.0	(30.0)	0.0
Payments of finance lease liabilities	(5.2)	(2.8)	(2.9)	(2.4)	(2.3)	(2.4)	(2.7)	(9.8)	(2.3)
Net cash used in financing activities	(16.2)	(41.1)	(47.5)	46.8	(64.7)	(107.0)	(60.0)	(184.9)	(60.4)
Effect of exchange rates on cash	(0.1)	(0.3)	(0.1)	0.3	0.1	(0.0)	0.6	0.9	(0.4)
Net change in cash and equivalents	11.4	(24.3)	(0.2)	59.8	(63.4)	12.7	14.7	23.8	15.7
Opening cash and cash equivalents	19.0	38.9	18.6	18.3	78.1	14.7	27.4	18.3	42.1
Closing cash and cash equivalents	30.4	14.6	18.4	78.1	14.7	27.4	42.1	42.1	57.8

AMADEUS



VIII- Investor Information

VIII- Investor Information

Share ownership structure

As of May 6th, 2004, and to managements' knowledge, Amadeus Shareholder Structure is as follows:

Class 'A' Shares


23.36%
18.28%
Lufthansa
5.05%

Shareholders	Class 'A' Shares	Class 'B' Shares	Par Value in Euro **
Air France	137,847,654		1,378,476.54
		85,782,614	8,578,261.40
Iberia	107,826,173		1,078,261.73
		67,100,243	6,710,024.30
Lufthansa***	29,826,173		298,261.73
		67,100,243	6,710,024.30
Others*	314,500,000		3,145,000.00
Total	**590,000,000.00**	**219,983,100.00**	**27,898,310.00**

Shareholders	% Class 'A' Shares	% Class 'B' Shares****	% 'A' +'B' Shares****
Air France	23.36%	50.04%	43.21%
Iberia	18.28%	39.14%	33.80%
Lufthansa	5.05%	10.83%	9.34%
Others*	53.31%		13.65%
Total	**100.0%**	**100.0%**	**100.0%**

* Treasury stock and public shares included.

** Par Value of Class 'A' shares is 1 cent of euro and meanwhile Par Value of Class 'B' shares is 10 cents of euro.

*** Out of the 67,100,243 class 'B' shares, only 18,560,843 will maintain their economic & voting rights. The remaining 48,539,400 class 'B' shares will be duly redeemed in the next General Shareholder's Meeting. Until then and as per the Shareholders Agreements the holder of those shares will not be able to exercise their economic nor voting rights.

**** Percentages calculated assuming the amortisation of 48,539,400 class 'B' shares.

Share performance

On the 31st of March, Amadeus share price closed at 4.61 euros, showing a decrease in the quarter of 10.5%. As of the 5th of May, Amadeus share price was 5.08 showing a decrease of 1.4% for the year to date.

	Q1 Share Price			% Variation	Average Daily
	High	Low	Last	Q1	Volume 1Q (m)
Amadeus	5.72 *27/01/2004*	4.31 *22/03/2004*	4.61 *31/03/2004*	(10.5%)	3.7
Ibex 35	8,369.7 *08/03/2004*	7,699.1 *15/03/2004*	8,018.1 *31/03/2004*	3.6%	169.6

Source: Bloomberg

Outlook (May 6th, 2004)

In view of the strength of bookings seen in the first quarter, management has revised its year-end outlook and offers the following guidance to the market for the full year:

Bookings (GDS)	6 -7% YoY growth
Revenues	4 -7% YoY growth
Net income	EUR 185 - 195m

Contact

For any other information please contact:

Jose C. Durán
Mario Alfonso
Ana Rosales
Tel: 91 582 0117
E-mail: ir@amadeus.net
Web: www.amadeus.com

Disclaimer

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

amadeus

Press Release

First Quarter 2004 Results[1]

(For the period 1 January to 31 March 2004)

AMADEUS DELIVERS STRONG FIRST QUARTER PERFORMANCE AND RAISES FULL YEAR FORECAST

Global travel recovery, coupled with ongoing cost control underlies positive start to year

Commenting on the results, Amadeus President and CEO José Antonio Tazón said:

"Amadeus has exceeded expectations for the first quarter 2004. Strong figures across the board reflect the recovery in travel, especially in North America and Asia Pacific, two of the regions most affected by crises in 2003. Comparable global reservations for this quarter grew by 9 percent to 112.5 million, excluding German leisure bookings.

Revenue was up by 7 per cent to EUR 538 million. This, together with a limited operating expenses growth of 1 percent, permitted us to reach a net income figure, including special items, of EUR 71.3 million, almost 40 per cent up on first quarter 2003.

This first quarter reflects the effects of our cost control strategy and shows once again how Amadeus' unequalled global spread of business allows us to benefit from regional growth patterns.

Given this excellent start of the year we are raising our forecast[2] for net income 2004 to EUR 185-195 million and now expect bookings to grow by 6 to 7 per cent, with a revenue increase of 4 to 7 per cent, compared with 2003."

For further information please contact:

Edward P. Ross
Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel. : +34 91 582 0160
Fax : +34 91 582 0188
E-Mail: externalcommunication@amadeus.net
Web: www.amadeus.com

Alejandra Moore Mayorga
Grupo Albión
Tel: +34 91 531 23 88
Mobile: +34 670 799 335
Email: amoore@grupoalbion.net

[1] Based on International Accounting Standards (IAS); figures unaudited.
[2] In Full Year 2003 Results, Amadeus' forecast for the full year 2004, was: net income EUR 165m - 175m; reservations growth 3% - 4%; revenue at flat growth to 5%.

First Quarter 2004 Results[3]

Madrid, 6 May 2004: Amadeus Global Travel Distribution (MAD: AMS), the leading Global Distribution System (GDS) and travel industry technology provider, has today reported its first quarter results for the period ended 31 March 2004.

First Quarter 2004 Highlights (to 31 March 2004)

(in million EUR)	Q1 2004	Q1 2003	Growth %
Revenue	538.0	502.7	7.0
EBITDA (1)	172.8	141.4	22.2
Net Income (including special items)	71.3	51.2	39.2
Bookings (millions) excl German Leisure	112.5	103.1	9.0
Total Bookings (millions) incl German Leisure	124.0	107.1	15.8

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the first quarter ended 31 March 2004 was EUR 538 million, an increase of 7% over the same period in 2003. Booking revenue in the quarter increased by 9%, while non-booking revenue stayed flat.

Overall **bookings** for the period were 124 million, an increase of 15.8% over the first quarter of 2003. MIDT (Marketing Industry Data Tapes), which track travel agency air reservations worldwide for all GDSs, show Amadeus with a global market share of 28.7%, 1.3 percentage points ahead of its nearest competitor.

The industry-wide recovery in travel agency air reservations was registered in every region of the world, with Amadeus clearly outpacing market growth in Central Europe and Africa/Middle East with increases of 34.4 and 39.5% respectively[4]. In the ten countries that joined the European Union on 1 May, Amadeus has local market shares of over 70% in seven of those markets[5] and of over 30% in the remaining three[6], proof of the company's early engagement in emerging economies.

Operating income was EUR 126.9 million, which was 33% ahead of the first quarter in 2003. **EBITDA** for the quarter was EUR 172.8 million, an increase of 22.2% over the equivalent period in 2003.

Net income for the quarter was EUR 71.3 million, an increase of 39.2% over the initial quarter of 2003.

[3] Based on International Accounting Standards (IAS); figures unaudited.
[4] Total market growth during first quarter 2004 compared to first quarter 2003 was 26.8% for Central Europe and 19.4% for Africa/Middle East.
[5] Czech Republic, Estonia, Latvia, Lithuania, Poland, Slovakia and Slovenia
[6] Cyprus, Hungary and Malta

First Quarter 2004 – Operating Highlights

Travel Distribution

During the first quarter, Amadeus started to pilot with British Airways one of the key elements of its new value-based pricing philosophy released in November 2003: the Low-Fare Distribution (LFD) model. This initiative has been well received by the trade and more than 85 percent of Amadeus' UK travel agency customers in terms of booking volume have chosen to opt-in to this programme which brings them access to BA's low fare inventory.

- Amadeus in the UK has also enjoyed its best first quarter for new sales and signed on 13 new clients including: Travel Trust Association, Sackville Travel, Explore Worldwide and Classic Collection Holidays – equalling more than one million bookings for Amadeus on an annual basis.

- During this quarter, Amadeus consolidated ownership of its National Marketing Company (NMC) in Brazil. This operation will enable Amadeus to adapt faster to industry changes in this strategic region and for the market to capitalise on Amadeus' global development expertise.

An additional six[7] airlines raised their participation level to provide travel agents with real time schedule and availability information. Further, six[8] upgraded their participation level and are now available at the highest level of connectivity in the Amadeus System

- Amadeus now provides e-ticketing for 67 airlines in 82 countries, more than twice the number of markets as our nearest competitor. During the first quarter 2004, Amadeus extended e-ticketing facilities for 36 airlines in a total of 16 markets.

In the leisure arena, Amadeus expanded its agency and tour distribution offering through a strategic technology partnership with **Comtec** (Europe) Ltd, the UK's leading provider of innovative software solutions for the leisure travel industry, and acquired a 20% shareholding in the company.

- Revenue for **non-air services** was 10.6% above that for the first quarter of 2003. **Hotel** bookings grew by 15% over the first quarter of 2003, and in February, **Optims** and Amadeus announced a direct connection between their electronic hotel distribution and reservation systems, increasing Amadeus' hotel content to its worldwide travel agency and airline ticket office users.

- **Amadeus Cruise** bookings grew by a robust 376.2% thanks to increased adoption by travel agents and the fact that there is now a major amount of cruise providers available on the state-of-the-art system.

- Ten new tour providers were signed up in the first quarter of 2004 and during the period German tour bookings were up by 6.1% compared with the first quarter of 2003.

- The European rail operator, **Eurostar** became available on the Amadeus airline display in January 2004. The US market in particular has reacted very positively, with a large increase in bookings.

- With **National Car Rental** and **Advantage** now upgraded to **Complete Access Plus**, Amadeus offers 95% of its car rental providers seamlessly. This means 100% accurate rates and availability information.

---

[7] Aires, Bangkok Airways, Ocean Airways, Siem Reap Airways, Ural Airlines, Viaggio Air

[8] Aires, Bangkok Airways, Belavia , Bulgaria Air, Eastern Airways, Siem Reap Airways

➢ In keeping with Amadeus' drive to provide a seamless link between providers and agents, the first **Direct Connection** link was set up during this quarter between the Amadeus system and the Danish and Swedish subsidiaries of one of Europe's largest travel insurance companies **Europäische Reiseversicherung** of Germany. The Amadeus Insurance booking tool was announced to the Spanish market at the trade fair FITUR in January 2004. With this implementation, Amadeus offers Amadeus Insurance in all its main European markets.

Airline IT Services

During the first quarter, Amadeus successfully concluded the user acceptance and performance testing phase for Altéa Plan (new generation inventory systems). On 3 May, launch customer Qantas Airways started migration to Altéa Plan.

Altéa Sell (sales & reservation), Altéa Plan and Altéa Fly (new generation departure control systems) together comprise the airline industry's first suite of customer management solutions that fully integrate sales, inventory and departure control systems, leveraging a single source of data across all three customer touch-points. In this way Amadeus is pioneering Customer Management Solutions enabling airlines to turn passengers into loyal customers.

Icelandair is the latest carrier to implement **Amadeus Electronic Ticket Server** (ETS) to manage their e-ticketing activities. Multi-carrier ETS hosts all of an airlines' e-ticket records. Internally, it links to the departure control system for check-in purposes and to the airlines' sales & reservations offices for direct sales. Externally, it provides links to GDSs for travel agency distribution and to partner airlines, to enable multi-carrier single ticketing (interlining) bringing substantial savings to an airline.

Amadeus e-Travel

This quarter has seen bookings through Amadeus e-Travel grow by 106%, compared with the same period in 2003.

➢ Amadeus e-Travel's Planitgo solution for airlines registered an all-time high bookings growth rate in Q1 2004 of 131%. After launching Amadeus e-Travel's newest faring solution, **Planitgo Flex Pricer** to power its web site for domestic fares, **Iberia** has increased online bookings by 60%. With Flex Pricer, travellers can create their own journeys by combining one-way flights, mixing various classes with fares rules in plain language. At the end of Q1 2004 six airlines had already adopted e-Travel's newest faring technology: **bmi**, **Qantas**, **Spanair**, **Iberia**, **Finnair** and **Maersk**.

➢ Aergo, Amadeus e-Travel's corporate self-booking tool, registered a bookings growth rate of 63% in the US and 119% in the rest of the world.

➢ Aergo launched the complete set of administration wizards to make policy application quick and easy.

➢ **SAP Travel Management (SAP TM)** powered by Amadeus e-Travel is now used by customers in more than 90 countries worldwide, including corporations such as Daimler Chrysler and Robert Bosch GmbH. **Woodside Energy** (Woodside), a leading Australian resources company, is the first corporation to adopt SAP TM in Asia Pacific. SAP TM facilitates complete self-service online travel booking and integration with policy control, management reporting and expense management. An e-Travel dedicated unit was set up in Amadeus Australia to support Woodside and further growth plans in this market.

-END-

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Notes to the Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves some 61,000 travel agency locations and more than 11,000 airline sales offices, totalling around 300,000 points of sale located in over 210 markets worldwide.

  Through the Amadeus GDS, travel agencies and airline offices can make bookings on more than 95 per cent of the world's scheduled airline seats. The system also provides access to 51,000 hotel properties, 50 car rental companies serving over 28,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

- Amadeus is a leading IT solutions provider to the airline industry. 138 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

  Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

- e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2003, the company reported revenues of EUR 1,929m and net income excluding special items of EUR 158.4m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has 5,000 employees worldwide.

Selected Financial Information and Operating Statistics
For the three-month period, ended 31 March 2004

Figures in million euros	Q1 2004	Q1 2003	% Growth
Revenues	**538.0**	**502.7**	**7.0%**
Operating expenses [1]	365.2	361.2	1.1%
EBITDA	**172.8**	**141.4**	**22.2%**
Depreciation & Amortisation	39.4	40.5	(2.8%)
Goodwill Amortisation	6.6	5.5	19.4%
EBIT	**126.9**	**95.5**	**33.0%**
Net financial income / (expense)	(2.8)	(3.2)	(10.0%)
Other non operating	(0.0)	0.6	(105.2%)
Income before income taxes	124.0	92.9	33.5%
Income taxes	48.4	38.1	27.0%
Income after taxes	75.7	54.8	38.0%
Associates	(4.7)	(3.6)	31.5%
Minority interests	0.3	(0.0)	n/a
Net Income	**71.3**	**51.2**	**39.2%**
EPS	**0.125**	**0.089**	**39.2%**
EBITDA margin	32.1%	28.1%	4.0 p.p.
EBIT margin	23.6%	19.0%	4.6 p.p.
Net Income margin	13.3%	10.2%	3.1 p.p.
Effective tax rate	39.0%	41.0%	(2.0) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Bookings details
For the three-month period, ended 31 March 2004

Figures in thousands	Q1 2004	Q1 2003	% Growth	% Total
Bookings by Type				
Air	104,393	95,440	9.4%	92.8%
Non - Air	8,061	7,696	4.7%	7.2%
Bookings by Region				
North America	10,824	9,443	14.6%	9.6%
Europe	75,972	71,383	6.4%	67.6%
Rest of the World	25,657	22,310	15.0%	22.8%
Bookings by Channel				
Travel Agency (Indirect)	87,359	80,572	8.4%	77.7%
Direct(1)	25,095	22,565	11.2%	22.3%
Traditional vs E-Commerce				
Traditional	101,717	96,485	5.4%	90.5%
E-Commerce	10,737	6,651	61.4%	9.5%
Bookings excl. German Leisure	**112,454**	**103,136**	**9.0%**	**100.0%**
German Leisure Bookings	11,500	3,919	193.4%	
Total Bookings	**123,954**	**107,055**	**15.8%**	

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. CALLING THE GENERAL ASSEMBLY OF SHAREHOLDERS, AGENDA ITEMS, REPORTS ISSUED BY THE BOARD OF DIRECTORS, REGULATIONS OF THE GENERAL ASSEMBLY AND PROPOSAL OF RESOLUTIONS.

The Board of Directors, in the meeting held on May 24, 2004, approved to call the Ordinary General Shareholders Meeting on 14 June 2004 on first call and on 15 of June on second call. See attached to this relevant fact the following documents:

- Legal announcement calling the General Assembly and Agenda Items.
- Reports issued the Board of Directors.
- Proposal of Regulations of the General Assembly of Shareholders.
- Proposal submitted to the resolution of the General Assembly.

Madrid, 27 May 2004

Fdo. Jacinto Esclapés Díaz
Amadeus Global Travel Distribution, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notice and Agenda for the

ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors of "Amadeus Global Travel Distribution, S.A." ("the Company") has resolved, in accordance with the applicable legislation, to CALL the Annual General Meeting of Shareholders of the Company ("the AGMS") to be held in Madrid, on first call, at Paseo de la Habana nº 208, Auditorio de la O.N.C.E. Antonio Vicente Mosquete, Madrid, on June 14th, 2004, 11.30 hours a.m., or on second call, on June 15, 2004, at the same place and time.

The purpose of this call is to submit to the consideration and resolution of the AGMS the items listed in the Agenda below.

AGENDA ITEMS

1. Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the company for the fiscal year ended as of December 31, 2003.

2. Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the consolidated Group for the fiscal year ended as of December 31, 2003.

3. Proposal for the distribution of the results for the fiscal year ended as of December 31, 2003.

4. Discharge of the Directors by the General Assembly of all actions undertaken by the Board of Directors during the fiscal year ended as of December 31, 2003.

5. Resignation of Board Members. Ratification, appointment and re-election of Board Members.

6. Renewal of the appointment of the external auditors of the Company and its consolidated group for the fiscal year 2004.

7. Reduction of the share capital of the Company with return of contributions to the shareholders by means of the redemption of 48,539,400 Class B shares and subsequent amendment of Article 5 (Share capital) of the By-laws.

8. Amendment of the following Articles of the By-laws; Art. 12 (Competencies of the General Shareholders´Meeting), Art. 14 (Notice of Meetings), Art. 17 (Attendance and proxies), Art. 20 (Chairman and Secretary of the Meeting), Art. 22 (The Board of Directors), Art. 23 (Powers of the Board of Directors), Art. 25 (Board Committees), Art. 27 (Constitution and the adoption of resolutions), Art. 29 (Internal Regime Regulations), Art. 30 (Board members general obligations), Art. 31 (Use of non-public information), Art. 32 (Business opportunities and conflict of interest) and Art. 33 (Corporate year). Addition of a new Art. 17 bis (Exercising the right to remote voting) and Art. 21 bis (The Shareholders´right to information) to the Bylaws of the Company.

9. Approval of the Regulations of the General Shareholders´Meeting.

10. Amendment to the Amadeus´Management Stock Option Program, approved by the General Shareholders´Meeting held on 16 June 2000, in order to eliminate the existing restrictions as far as the transferability of the options is concerned.

11. Authorization to the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the company itself and by companies of its Group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law, and to revoke the previous authorisation granted by the General Shareholders´ Meeting held on June 20, 2003.

12. Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

RIGHT TO INFORMATION

The shareholders have the right to review, at the registered address, in Madrid, calle Salvador de Madariaga, No 1, and the right to obtain copies of all the below listed documents or request that these be sent to them free of charge:

- The Company's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 1 of the Agenda).
- The consolidated Group's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 2 of the Agenda).
- Full text of the modifications of Article 5 of the Bylaws and supporting report rendered by the Board of Directors regarding item 7 of the Agenda.
- Full text of the modifications of Articles 12, 14, 17, 20, 22, 23, 25, 27, 29, 30, 31 32 y 33 of the Bylaws, addition of Articles 17 bis and 21 bis and supporting report rendered by the Board of Directors regarding item 8 of the Agenda.
- Full text of the Regulations of the General Shareholders Meeting (Item 9 of the Agenda).
- Proposal of resolutions to be submitted for consideration of the General Shareholders Meeting.

RIGHT TO ATTEND

Pursuant to article 17 of the Company's Bylaws, shareholders owning, at least, 200 Class A shares, or 20 Class B shares, or a combination of both classes of shares with a total combined nominal value of 2 EURO will be eligible to participate at the AGMS. To attend the meeting with the right to speak and vote in the AGMS every shareholder should have their shares entered into the respective account registry at least five days prior to the date of the celebration of the AGMS. Grouping of shares with the aim to exercise the rights to participate and vote in the AGMS is permissible.

The Chairman of the AGMS will be able to allow the attendance of any other persons as he may deem convenient, although the AGMS may revoke such authorization.

Without prejudice to the provisions of Article 108 of the "Ley de Sociedades Anónimas" (Spanish Corporations Law), for each AGMS any shareholder may appoint, in writing, other person as his representative. Such representative needs not be a shareholder himself.

The proxy to the shareholder's representative will include:

a) Identity of the individual representing the shareholder. The absence of this identification will be understood and taken as a representation conferred upon the Chairman of the Board of Directors.

b) Instructions as to the way in which votes must be casted by the representative, with the understanding that in absence of specific instructions, the representative will vote in favour of the proposals and motions put forward by the Board of Directors.

Taking into account the nature of the proposals submitted to discussion and resolution by the AGMS, it should be noted that the celebration of the AGMS on a first call will require the concurrence of shareholders, both present and represented, owning at least the 50% of the subscribed capital with a voting right, while on a second call, a concurrence of a 25% of said capital will suffice.

Notwithstanding the foregoing, the adoption of resolutions modifying the Bylaws on a second call (item 7 and 8 of the Agenda) if the quorum reached was below the 50% of the subscribed capital with a voting right, then a supermajority of two thirds (2/3) of the capital present and represented at the AGMS will be required.

Furthermore, taking into account that item 7 of the Agenda implies the amortization of Class B shares through the reimbursement to the owning shareholder, and not affecting such reimbursement to all the shares, the pertinent resolution will require, in addition to a decision by the AGMS under the terms mentioned above, the concurrent favourable resolution of all the shareholders owning Class B shares. To that end, and pursuant to Article 148.2 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), such concurrent resolution will have to be adopted separately by all shareholders owning Class B shares. Nevertheless, affecting the amortisation only certain shares of the same Class B, the Class B shares affected by the amortisation and those Class B shares not affected by the amortisation shall be considered as separate classes, being then requested to obtain a separate decision from each of them.

PARTICIPATION OF PUBLIC NOTARY

As provided by Article 114 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), the Board of Directors has agreed to request the presence of a Notary Public to draw up the minutes of the AGMS.

IMPORTANT NOTE

Shareholders are hereby made aware that it is foreseen that the AGMS will take place on FIRST CALL on 14 JUNE 2004, at 11.30 hours a.m., at Paseo de la Habana nº 208, Auditorio de la O.N.C.E. Antonio Vicente Mosquete, Madrid.

Madrid, 25 May, 2004

THE SECRETARY OF THE BOARD OF DIRECTORS
Tomás López Fernebrand

<u>REPORT DRAWN UP BY THE DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., IN ACCORDANCE WITH ARTICLE 144,1.a) OF THE SPANISH CORPORATIONS LAW</u>

(AGENDA ITEM No SEVEN OF GENERAL SHAREHOLDERS MEETING)

The Directors of **AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**, in accordance with article 144,1.a) of Royal Decree 1564/1989, of 22nd of December, by which the "Texto Refundido de la Ley de Sociedades Anónimas" (hereinafter "TRLSA") was approved, have drawn up the current written report with the aim of providing an explanation in detail of the proposed By-law modification, as stated in the current Spanish legislation.

****

As reflected in the "Folleto Informativo" filed with the Spanish Stock Exchange Commission on October 1st, 1999 and in the "Folleto Informativo Continuado" filed with the aforementioned Commission on May 18, 2000, as well as in the Annual Corporate Governace Report 2003 and the Shareholders´ Agreement executed in the presence of a Spanish Notary by the three major shareholders on September 27, 1999, provides for a mechanism that, in general terms, means that a holder of Class B shares is obliged to transfer 0.6223 shares for each Class A share transferred.

All of the above is in line with the underlying ratio in the Shareholders' Agreement, pursuant to which the voting rights carried by Class B shares must be exercised in the light of the financial rights carried by Class A shares so as to avoid the risk of the controlling shareholders taking measures which could be damaging to the interests of the holders of Class A shares.

That mechanism ensures that the holdings in Amadeus of the shareholders signing the agreement at all times maintain at least a specific proportion between the Class A and Class B shares they own.

Likewise, under the Shareholders' Agreement, the Class B shares will be redeemed and retired by the Company through the relevant reduction of share capital by repayment to the affected shareholders for a price equal to 10% of the par value of the Class B shares.

The redemption and retirement shall be carried out pursuant to Article 164.3 of the Spanish Corporations Law, which requires a favorable resolution by the Shareholders' Meeting which meets the general requirements for amending the bylaws, as well as by the majority of the shareholders owning the redeemed and retired shares (at a special shareholders' meeting or by separate ballot), with a separate favorable resolution by the affected and non affected shares, if any.

During the period in which the transferred Class B shares are owned by the shareholders and until they are redeemed and retired by a resolution of the Shareholders' Meeting, the shareholders owning them cannot exercise any right inherent to them.

Based on this and as a result of the Offering for Sale of 13th of February 2004 (Folleto Informativo Reducido filed with the Official Registry of the CNMV on 12th February 2004) by which the majority Shareholder Lufthansa Commercial Holding GmbH sold 78,000,000 Class A shares, the redemption of 48,539,400 Class B shares, for a price equal to 10% of the par value of each Class B share, is submitted to the General Assembly, in accordance with the following detail:

	Number of Class B shares to be redeemed	**Total price in Euro**
Lufthansa	48,539,400	485,394

In view of the foregoing, the reduction of share capital by repayment to the affected shareholders through the redemption of 48,539,400 Class B shares implies the amendment of Article 5 of the By-laws, with the following new wording:

"ARTICLE 5.- THE SHARE CAPITAL

The Company's share capital is TWENTY-THREE MILLION FORTY-FOUR THOUSAND THREE HUNDRED AND SEVENTY EUROS (€23,044,370) represented by FIVE HUNDRED AND NINETY MILLION (590,000,000) preferential shares each of a par value of one cent of an Euro (€0.01), comprising Class A, consisting of a single series, and by ONE HUNDRED AND SEVENTY ONE MILLION FOUR HUNDRED FORTY-THREE THOUSAND SEVEN HUNDRED (171,443,700) ordinary shares each of a par value of ten cents of an Euro (€0,10), comprising Class B, consisting of a single series.

All the Company's shares are fully subscribed and paid up and are represented by book account entries.

The book account entries are constituted as such by virtue of their entry in the pertinent accounting register and their content shall be as defined in the deed of issue."

Madrid, 24 of May 2004

****

REPORT DRAWN UP BY THE DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., IN ACCORDANCE WITH ARTICLE 144,1.a) OF THE SPANISH CORPORATIONS LAW, IN CONNECTION WITH THE PROPOSAL OF AMENDMENT OF ARTICLES 12, 14, 17, 20, 22, 23, 25, 27, 29, 30, 31, 32 AND 33 AND THE ADDITION OF NEW ARTICLES 17 BIS AND 21 BIS, OF THE BYLAWS OF THE COMPANY

(AGENDA ITEM No EIGHT OF GENERAL SHAREHOLDERS MEETING)

The Directors of **AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**, in accordance with article 144,1.a) of Royal Decree 1564/1989, of 22nd of December, by which the "Texto Refundido de la Ley de Sociedades Anónimas" (hereinafter "TRLSA") was approved, have drawn up the current written report with the aim of providing an explanation in detail of the proposed By-law modification, as stated in the current Spanish legislation.

JUSTIFICATION FOR THE PROPOSED CHANGES TO THE BY-LAWS

The new legislative framework regarding Corporate Governance developed by Law 26/2003, of July 17, which amends the Stock Market Law 24/1988, of July 28 and the Spanish Corporations Act, approved by Legislative Royal Decree 1564/1989, of December 22, in order to make publicly traded companies more transparent, regulates certain aspects of shareholders' right to information, attendance and representation at the General Shareholders' Meeting, while regulating the use of new technologies (electronic or telematic means) in order to exercise such rights.

Such legislative framework also requires publicly traded companies to draw up certain documents such as the Annual Corporate Governance Report, the Regulations of the Board of Directors and the Regulations of the General Shareholders' Meeting, while requiring a corporate website to be created to serve as a means of informing and communicating with shareholders, thus making the companies' management more transparent.

This regulatory process began back with the Financial System Reform Measures Law 44/2002, of November 22, (Ley Financiera) which among other measures introduced an additional provision eighteen to Act 24/1988, of July 28, whereby it makes an Audit Committee compulsory for companies traded on official secondary markets, while regulating its minimum competences.

All the foregoing requires the By-laws to be changed to include these new legislative aspects. Meanwhile, the opportunity has been taken to make some technical improvements to some of the articles, although these are not substantive issues.

SUMMARY OF THE ARTICLES CHANGED AND ADDED

The articles affected and the most noteworthy aspects of the changes are as follows:

Article 12 Competency of the General Shareholders' Meeting

This is a technical improvement, since it adds competences of the Shareholder's Meeting that are stipulated by law, while improving the wording of the effects resulting from the resolutions adopted by the such a body.

Article 14 Notice of Meetings

A final paragraph is added about the contents of the legal meeting notice for the General Shareholders' Meeting, concerning representation and exercising the right to vote by post or electronic means of communication.

Article 17 Attendance and Proxies

The contents of the article are extended to include the shareholders' right to grant representation by proxy in the Shareholders' Meeting by remote electronic means of communication, and to revoke such proxy, pursuant to the new legislation.

The last paragraph of the article refers to article 107 of the Spanish Corporations Law and article 114 of the Stock Market Law regarding a public request for proxy.

Article 17 bis Exercising the right to remote voting

This new article regulates the exercising of the right to vote remotely, both by post and remote electronic means of communication, in the latter case referring to the Regulations of the General Shareholders' Meeting for the specifics of such means.

The Board of Directors is delegated the responsibility of developing and supplementing the regulations included in the Regulations of the Board of Directors, as well as the time from which votes may be cast by remote electronic means of communication.

Lastly, cases of shareholders revoking votes cast by remote means of communication are regulated.

Article 20 Chairman and Secretary of the Meeting

This introduces the possibility of the Chairman or Vice-Chairman of the Board delegating the chairmanship of the General Shareholders' Meeting to another Director.

Article 21 bis The shareholders' right to information

This new article is introduced to reflect the regulatory changes regarding the shareholders' right to information.

It thus refers to the corporate website as an additional information channel for documents that must be made available to shareholders in connection with a General Shareholders' Meeting being held.

In three sections it regulates the specific requests for information that the shareholders make and the terms for doing so, pursuant to the new wording of article 112 of the Spanish Corporations Law, and includes the possibility of requesting such information by post or through other remote electronic means of communication.

Article 22 The Board of Directors

The minimum number of independent Directors that must be on the Board is set at two instead of one as was the case in the previous wording. The reason is to adapt the minimum number to the number of independent Directors that must be on the Audit and Compensation Committees, which is set at two.

The wording referring to independent Directors is replaced with new wording that details and expands on the qualifications for being proposed or appointed as an independent Director, in order to avoid any link that could compromise their independence.

Independent Directors are limited to being reappointed for one additional four-year term of office, as already stipulated in the Regulations of the Board of Directors.

Article 23 Powers of the Board of Directors

This has been adapted to the legislation in force with the introduction of two new paragraphs, the first concerning the drawing up of the Annual Corporate Governance Report, for which the Board of Directors is responsible. It also stipulates the minimum that the report must contain. The second paragraph concerns the existence of the corporate website and the minimum that it must contain, for which the Board of Directors is also responsible.

Article 25 Board Committees

The contents of this article are worded in a more structured manner, with a section about each of the Nomination, Audit and Compensation Committees.

The most important novelty is the wording of the competences of the Audit Committee, which have been adapted to the minimum contents required by additional provision eighteen of Law 24/1988, of July 28, according to the wording given to it by the Financial System Reform Measures Law 44/2002, of November 22 (Ley Financiera).

Article 27 Assembly and the adoption of resolutions

This includes a new section III to determine the qualified majority needed to modify the Regulations of the Board of Directors, which is set at three-quarters of the Directors attending, as already stipulated in the Regulations of the Board of Directors.

The former section III is now section IV.

Article 29 Internal Regime Regulations

The contents of this article are expanded to include the minimum contents that must be included in the Board's internal rules and regulations, which are developed in the Regulations of the Board of Directors, while specifying the contents of the Directors' Statute, which is also developed in the Board Regulations. This is a technical improvement.

Article 30 Board Members general obligations

An initial paragraph is introduced about the Directors' duties of faithfulness, loyalty and secrecy, referring to the new wording of articles 127 bis, 127 ter and 127 quáter of the Spanish Corporations Law.

Paragraphs three and four have been introduced, which refer to the obligation to notify certain information in the Annual Report about holdings in companies and positions that the Directors may hold in other companies, as well as transactions carried out with the Company or companies in its group, outside of the company's ordinary trade or that have not been carried out at arm's length, all pursuant to Law 26/2003, of July 17, mentioned above.

Article 31 Use of non-public information

The contents of this article have been adapted to article 127 quáter of the Spanish Corporations Law by including a second paragraph concerning the Directors' duty of secrecy regarding confidential information and any other information that they may obtain in the performance of their post as Director.

Article 32 Business opportunities and conflict of interest

The phrase "conflict of interest" is added to the article's title and a third paragraph is added about this matter, reflecting what was already stipulated regarding this in the Regulations of the Board of Directors.

Article 33 Fiscal year

The fundamental change is the inclusion of the last three paragraphs of the article, in order to adapt it to the recommendations of the Aldama Report on corporate governance, regarding the certification of the annual accounts by the Chief Executive Officer or Managing Director and the Chief Financial Officer, and the Directors' statements about the drafting of the annual accounts, which must be recorded in the Minutes.

FULL TEXT OF THE NEW WORDING OF AFFECTED ARTICLES

ARTICLE 12.- COMPETENCIES OF THE GENERAL SHAREHOLDERS' MEETING

The General Shareholders' Meeting, duly convened and constituted, has supreme administrative and decision-making powers over the Company, and shall in particular be competent:

i) to appoint and dismiss the members of the Board of Directors;

ii) to censure the corporate management, to approve the annual accounts as well as the management report;

iii) to decide upon the distribution of profits;

iv) to appoint the external auditors;

v) to modify the Bylaws;

vi) to approve the Regulations of the General Shareholders' Meeting, in accordance with the law and these Bylaws, and

vii) any other matters which, according to these Bylaws or the Corporations Act are subject to the decision of the General Shareholders' Meeting.

All the Shareholders, including those absentees, dissenters and those that abstain, shall be bound by the resolutions adopted at the General Shareholders´ Meeting pursuant to the Bylaws, the Regulations of the General Shareholders´Meeting and the legislation in force, without prejudice to their rights and actions according to Law.

ARTICLE 14.- NOTICE OF MEETINGS

The Ordinary General Shareholders' Meeting must be convened in an announcement published in the "Official Business Register Gazette" and in one of the larger-circulation dailies in the province where the registered offices are located at least 15 (FIFTEEN) days in advance of the date set for the Meeting, except in those cases where legal provisions define a longer term for such notice.

Such announcements must indicate the date on which the General Shareholders´ Meeting shall be held on first notice and, in limited form, the Agenda for that Meeting, along with any other reference required in the notice pursuant to the Corporations Act. It must also state the date on which the meeting shall be held on second notice, if necessary. There must be a term of at least 24 hours between the first and second meetings.

The meeting notice for each General Meeting shall state the procedure, requirements, system and term for granting proxy, exercising the right to vote and sending votes to the Company by post or electronic means of remote communication and for revoking them, if applicable, in accordance with these By-laws and the Regulations of the General Shareholders´ Meeting of the Company.

ARTICLE 17.- ATTENDANCE AND PROXIES

Shareholders may attend the General Shareholders´ Meeting with right to speak and to vote, only if each shareholder holds at least 200 (two hundred) Class A shares or at least 20 (twenty) Class B shares, or a combination of both with a joint par value of at least 2 (two) Euro, provided that their shares are registered in the pertinent accounting register five (5) days in advance of the date of the meeting. The grouping of shares for the purpose of exercising the right to attend General Shareholders´ Meetings and the right to vote shall be permitted.

When shareholders exercise their right to vote by using remote means of communication, in the terms described in article 17 bis of the Bylaws, they must also fulfil the foregoing condition concerning recording their shares in the relevant accounting register at the time the vote is cast.

The Directors must attend the General Shareholders' Meeting, without prejudice to the fact that their absence shall not prevent the General Meeting from being validly held. Executives, Managers and Technicians that the Board of Directors considers to have an interest in the good running of the Company business may also attend.

The Chairman of the Board may authorize the attendance of any other person he may deem fit, though the General Shareholders' Meeting may revoke such authorization.

Notwithstanding the provisions of Article 108 of the Corporations Act, any Shareholder may nominate another person as his or her proxy, in writing, for one meeting. Such proxy is not required to be a shareholder.

Similarly, shareholders may grant proxy by remote electronic communication, sufficiently guaranteeing the proxy granted and the identity of the represented party, in the manner set forth in the Regulations of the General Shareholders´Meeting. Only proxy that is granted and accredited with an electronic certificate issued by the institution responsible for recording book entries or the institution authorized as custodian of the shares with the recognized signature of the represented party, received by the Company at least five days prior to the date scheduled for the General Meeting in first call shall be accepted. The Board of Directors may extend such term for those cases when such documents were issued before the due date but received after, but in all cases they must be received one business day prior to the date scheduled for the General Meeting in first call.

The proxy referred to in this article may only be deemed null and void due to subsequent express revocation thereof within the term set forth for such procedure. Personal attendance of the shareholder at the General Meeting shall be deemed revocation of the proxy granted.

In cases of public request for proxy, that set forth in article 107 of the Corporations Act regarding listed companies, when appropriate, and that set forth in article 114 of the Stock Market Act 24/1988, of 28 July, shall be applicable.

ARTICLE 17 bis.- EXERCISING THE RIGHT TO REMOTE VOTING

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any of the General Shareholders' Meetings by post, providing the identity of the party exercising its voting rights is duly guaranteed.

Votes by post will only be valid if received by the company at least five business days prior to the date the General Meeting is held in first call and the Board of Directors may extend such term for those cases in which votes are cast prior to the due date but received afterwards, but in all cases they must be received the day before the General Meeting is held in first call.

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any General Shareholders' Meeting by remote electronic means of communication provided that the means offer the sufficient technical guarantees and the identity of the shareholder is validly verified. The Regulations of the General Shareholders´Meeting will set forth and specify the remote electronic means of communication that shall be deemed valid for casting the votes in the Shareholders´Meeting. Votes cast by remote electronic means of communication will only be valid if they are received by the Company at least five business days prior to the date the General Meeting is held in first call.

The Board of Directors, once the technology and legal environment make it possible and they may sufficiently guarantee the verification of the identity of the shareholder, is authorized to perform and to complete the content of the Regulations of the General Shareholders´Meeting of the Company, setting forth the moment from which the shareholders may cast their votes by remote electronic means of communication, in accordance with the progress and safety of the available technical means.

The rules and any modification to the rules that the Board of Directors may adopt in order to perform and complete the Regulations of the General Shareholders´Meeting as well as the moment from which the shareholders may cast their votes by remote electronic means of communication shall be made available to the public though the web page of the Company and will be added to the Regulations of the General Shareholders´Meeting as soon as possible.

Shareholders that cast their votes by remote communication will be considered present for the purposes of holding the General Meeting.

Votes issued by remote communication shall be deemed null and void in the following cases: i) Due to subsequent, express revocation carried out through the same communication channels within the term set forth for the casting of such votes; ii) If the shareholder who cast the vote attends the General Meeting in person; iii) Due to sale of the shares that grant the voting rights, which the Company is aware of at least five business days before the date scheduled for the General Meeting in first call.

ARTICLE 20.- CHAIRMAN AND SECRETARY OF THE MEETING

The General Shareholders´ Meeting will be presided by the Chairman or the Vice-Chairman of the Board of Directors or by the person that they delegate, in which case he must be a Director or, in the absence of the Chairman or Vice-Chairman and without them having delegated, by the shareholder elected by the General Shareholders´ Meeting.

The person who presides will direct the meeting and lead the debates and designate the order of the discussion. He will be assisted by the Secretary or Vice-Secretary of the Board or, in his absence, by the person designated by the shareholders present at the General Shareholders´Meeting, even if the person designated is not himself a shareholder.

ARTICLE 21 bis.- THE SHAREHOLDERS' RIGHT TO INFORMATION

Without prejudice to the right to obtain the documents referred to in article 35 of the Bylaws free of charge and in printed format, the Shareholders' right to information shall be exercised through the existence of a corporate web page, the minimum contents of which are stipulated in article 23 of the Bylaws. The Company's Board of Directors is responsible for the contents and updating of the corporate web page.

The specific requests for information that shareholders make by virtue of their right to information shall be in accordance with that set forth in article 112 of the Corporations Act and that stipulated in the Regulations of the General Shareholders' Meeting and, in particular, with the following rules:

a) Shareholders may request clarifications or information regarding the matters included on the Agenda from the Company's Directors, in writing, delivering the request to the Company's corporate domicile by post or any other means of remote electronic communication, by the seventh day prior to the date scheduled for the General Meeting in first call. The relevant information or clarification must be made in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted in the manner set forth in the Regulations of the General Shareholders´Meeting of the Company and provided that the electronic certificate issued by the company responsible for the recording of book entries or the institution authorized as custodian of the shares includes the shareholder's recognized electronic signature.

b) For clarifications or information regarding the matters included on the Agenda requested by the shareholder during the General Shareholders' Meeting, the Directors shall answer the request in the same General Meeting, unless that is not possible, in which case they shall be bound to provide the information in writing within seven days following the end of the General Meeting.

c) For clarifications, information or questions in writing regarding information accessible to the public, which has been issued to the Spanish Stock Exchange Commission by the Company since the last General Shareholders' Meeting was held, may be made by delivering the request to the company's corporate domicile by post or by remote electronic communication, by the seventh day before the date scheduled for the next General Meeting in first call. The relevant information or clarification must be made in

writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted in the manner set forth in the Regulations of the General Shareholders´Meeting of the Company and provided that the electronic certificate issued by the company responsible for the recording of book entries or the institution authorized as custodian of the shares includes the shareholder's recognized electronic signature.

ARTICLE 22.- THE BOARD OF DIRECTORS

The Company shall be governed, administered and represented permanently by a Board of Directors comprising a minimum of 5 (FIVE) and a maximum of 20 (TWENTY) Directors who are appointed by the General Shareholders' Meeting. Directors need not be shareholders.

If the company's shares are listed on an official stock exchange, at least two of the Directors must be independent Directors.

In compliance with the provision above related to independent Directors, the Board of Directors may not propose or appoint any person to hold the office of an independent Director who has any relationship with the ordinary management of the Company or has any family or commercial ties with the Directors or any other Senior Executives of the Company.

In particular, the following persons may not be proposed or appointed as independent Directors:

a. Any persons who, during the term of office or during the two years before the appointment, are or have been Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, its Senior Executives or any of the companies in the Group or subsidiaries.

b. The persons that during their term of office or two years prior to their appointment are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, or are or have been Senior Executives of any Shareholder with more than 5% of the stock capital of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. or the companies in the group of the Shareholder with a shareholding interest that is represented by significant Shareholders´ Directors.

c. Neither may any persons be proposed or appointed who, during their term of office or in the two years prior to the appointment, are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature, or are or have been Senior Executives of credit institutions with an important position in the financing of the Company, or organizations that are granted substantial subsidies by the Company.

If there is any prior relationship, this must be reported to and assessed by the Board of Directors, with a prior report by the Nomination Committee and included in the annual report.

The Board of Directors shall appoint its Chairman and, if the case may be, Vice-Chairman from among its members, along with its Secretary and, as applicable, Vice-Secretary, who need not be Directors.

The Company's Chief Executive Officer (CEO), as the case may be, shall be entitled to assist to every meeting of the Board of Directors, with the right to speak but not to vote.

The Board of Directors has full powers, with the exception of those specifically reserved under the legislation or these Bylaws to the General Shareholders' Meeting.

The term of office of the Directors is 4 (FOUR) years; Directors may however be re-elected for further consecutive four-year terms, except for independent Directors, who may not be re-elected for more than one additional mandate.

Vacancies arising at any time on the Board may be filled from among the shareholders by the Board of Directors itself, until the next General Shareholders' Meeting. However, in all events, the Director filling such vacancy shall do so only for the remainder of the term of the Director replaced, without prejudice of his or her eventual re-election.

The Board of Directors will be remunerated The General Shareholders´ Meeting shall fix the Directors´ remuneration for each year or for as many years as the General Shareholders´ Meeting may decide in accordance with the limits set by the Corporation Act. This remuneration will consist of an annual fixed amount as a result of them being members of the Board of Directors and/or of the Board Committees, attendance fees for attending the meetings at the Board of Directors and/or the Board Committees and justified travel expenses incurred by them in order to attend the meetings at the Board of Directors and/or the Board Committees.

ARTICLE 23.- POWERS OF THE BOARD OF DIRECTORS

The Board of Directors, without prejudice to the powers which belong to the General Shareholders' Meeting, will have the representation and exercise of the administration of the Company before all kinds of entities, authorities, individual or legal persons, in court or out of court and is entitled to resolve and execute without any limitation all that it considers appropriate for the management of the Company's business, being entitled to carry out all kinds of acts, business and contracts of administration, acquisition, sale, encumbrance of obligation and absolute ownership, with any kind of individual or legal persons, private or public, Spanish or foreign, including private or official financial institutions as well as with any kind of official bodies, ministries, provincial authorities, autonomous regions, municipalities or any others, and with respect to all kinds of goods, rights, public titles or shares, with the conditions and agreements they may consider appropriate for the best management of the Company's interests.

If the company's shares are listed on an official stock exchange, the Board of Directors shall approve an Annual Corporate Governance Report, the contents of which shall be in agreement with the legal and regulatory provisions in force at any time. Such report's contents shall refer to at least the following: i) the Company's ownership structure; ii) the Company's management structure; iii) associated transactions with major shareholders, Directors and Senior Management of the Company and the Company group that the Company is part of and significant transactions between group companies; iv) risk control systems; v) the operation of the General Shareholders' Meeting and the holding of the General Shareholders' Meetings; vi) the degree to which good governance recommendations have been followed.

The Board of Directors is responsible for the contents of the Company's corporate web page, in line with the legal and regulatory provisions in force at any time, this being one of the means for fulfilling the shareholders' right to information. The minimum contents of the web page shall be as follows: i) the company's Bylaws; ii) the Regulations of the General Shareholders' Meeting; iii) the Regulations of the Board of Directors and the regulations of any Committees of the Board of Directors; iv) the Annual Report and the Internal Code of Conduct; v) the Corporate Governance Reports; vi) the documents concerning the General Shareholders' Meetings; vii) the information about the General Shareholders' Meetings held; viii) the communication channels between the Company and the shareholders; ix) the means and the procedures for granting representation by proxy on the General Shareholders Meeting; x) the means and the procedures for exercising the right to vote by remote means and, if applicable, exercising the right to vote by electronic means; xi) the relevant events communicated to the Spanish Stock Exchange Commission.

ARTICLE 25.- BOARD COMMITTEES

The Board of Directors must set-up a Nomination Committee, an Audit Committee and a Compensation Committee.

<u>The Nomination Committee:</u>

The Nomination Committee shall be composed of three (3) members who must review, inform and recommend to the Board of Directors on the proposals that the Board of Directors makes to the General Shareholders' Meeting to appoint or dismiss Directors, including cases of co-optation by the Board of Directors, as well as the proposals for appointment, reappointment and dismissal of members on the Committees of the Board of Directors.

The Nomination Committee shall appoint a Chairman from among its members. The Secretary of the Board of Directors or, in the absence thereof, the Vice-secretary, shall act as the Secretary of the Nomination Committee.

The Audit Committee

The Audit Committee must i) report to the General Shareholders' Meeting on the issues that the shareholders raise therein concerning the issues for which they are competent; ii) propose the appointment of external auditors to the Board of Directors for submission to the General Shareholders' Meeting; iii) supervise the internal audit services, if the Company has such a body; iv) knowledge of the Company's financial information process and internal control systems; v) keep relations with the external auditors in order to receive information about those matters that could jeopardize the independence of the external auditors and any others related to accounting audit, as well as the other notifications set forth in accounts audit law and the technical audit regulations.

The Audit Committee shall be composed by four (4) members, most of whom shall be non-executive Directors and two of them must be independent Directors. The Managing Director (CEO) may not be a member of the Audit Committee.

The Audit Committee shall appoint a Chairman from among its members, who must be an independent Director and must be replaced every four years, and may be re-appointed one year after ceasing to be the Chairman.

The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary, shall act as the Secretary of the Audit Committee.

The Compensation Committee

The Compensation Committee must review, inform and recommend to the Board on the following subject matters: (i) remuneration policy in respect of Company management, including salary and retribution in kind of officers; (ii) other remuneration, such as incentives, deferred retribution, stock option plans and remuneration and profits of Directors; (iii) all those matters which the Board may require.

The Compensation Committee shall be composed of four (4) members, two of whom must be independent Directors. The Managing Director (CEO) may not be a member of the Compensation Committee.

The Compensation Committee shall appoint, from among its members, a Chairman, who must be an independent Director.

The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary, shall act as the Secretary of the Remuneration Committee.

Committees shall be subject at all times to the Internal Regime Regulations and these Bylaws.

ARTICLE 27.- ASSEMBLY AND THE ADOPTION OF RESOLUTIONS

I. The Board of Directors is deemed validly constituted when half plus one of its total number of members is present or duly represented. Each Director has one vote.

However, if the Board of Directors is to resolve on any of the matters listed in Item II of this Article, the attendance of five sixths of all the Board members, in person or by proxy, is required.

Board members may grant their representation to other Directors in powers of attorney or proxy conferred specifically for each meeting.

II. The vote in favour of at least five sixths of the total number of members of the Board is required to validly resolve on the following matters: (i) fundamental change of the corporate structure of the Company or its group; (ii) proposal to the General Shareholders Meeting of the following matters: increase or reduction of capital, conversion, merger, spin off or dissolution and in general, any amendment of the Bylaws;

III. Any modification of the Regulations of the Board will require a favorable resolution adopted by a majority of three forth of the Directors attending the Meeting, and such resolution must be notified to the first General Shareholders' Meeting that is held thereafter.

IV. Decisions on any matters other than those listed in Point II and III above shall be adopted with the simple majority of votes of the total number of members of the Board of Directors.

ARTICLE 29- INTERNAL REGIME REGULATIONS

The Board of Directors shall approve its Internal Regime Regulations, which shall not be inconsistent with these By-laws, in order to develop and complete the provisions of these Bylaws, subject to those provisions and to the Resolutions of the General Shareholders´ Meetings, containing the specific measures in order to guarantee the best management of the Company.

The Board's Internal Regime Regulations shall contain the following minimum details:

1. The composition, competence and duties of the Board of Directors, with special development of the duties concerning the annual accounts and the management report and the duties concerning the Stock Market.

2. The relations of the Board of Directors with the shareholders in general, the institutional shareholders, the General Shareholders' Meeting, the external accounts auditors and the Senior Management.

3. Development of the Directors' Statute, which must contain at least the following points:

   a) The appointment, re-appointment and dismissal of Directors, in particular the appointment of the independent Directors and their term of office.

b) The duties of the Directors in holding office and, in particular, the non-disclosure duty, the non-competition obligation, conflicts of interest, use of company assets, use of company information, business opportunities, indirect transactions and duties of information of the Board.

c) The rights and authorities of the Board and, in particular, the rights to information and inspection, assistance by experts and compensation of the Directors.

4. The structure and operation of the Board of Directors, with special reference to specific functions within the Board, the Chairman, Vice-Chairman, Secretary and Vice-Secretary, as well as, as the case may be, the Directors with specific assignments, and the number and development of meetings, scheme of meeting notices and for adoption of resolutions, as well as scheme for delegation of votes, which shall only be admitted on an exceptional basis.

5. Creation, as the case may be, of an Executive Committee and the Board of Directors Committees which are deemed necessary, with the exception of the Nomination, Audit and Compensation Committees, which shall be compulsory when the Company's shares are listed on official secondary stock markets, with special reference to the composition, competence and operation of such Committees.

ARTICLE 30.- BOARD MEMBERS GENERAL OBLIGATIONS

The Directors shall act in their posts with the diligence of an orderly businessman and a loyal representative, at all times complying with the duties of fidelity, loyalty and secrecy referred to in articles 127 bis, 127 ter and 127 quáter of the Corporations Act.

Board members shall at all times i.) be informed and prepared for board meetings or any Board Committee to which they belong, diligently informing them of the running of the Company; ii.) endeavour to assist and actively participate at Board meetings or any Board Committee to which they belong; and iii.) undertake any actions directly requested by the Board or any Board Committee, provided it falls within the scope of its duties.

The members of the Board of Directors must notify any holding they have in the capital of a company with the same, analogous or complementary kinds of business to that which is its corporate purpose, as well as the posts and duties they exercise therein, and the performance for a third party or on their own behalf, of the same, analogous or complementary kind of business to that which is its corporate purpose. Such information shall be included in the report.

The members of the Board of Directors shall report in the Company's annual report on the transactions that they have carried out during the financial year to which the annual accounts refer, by themselves or through a person acting on their behalf, with the Company and with a company in the same group, when the transactions are outside of the Company's ordinary trade or have not been carried out at arm's length.

ARTICLE 31.- USE OF NON-PUBLIC INFORMATION

Board members shall at all times comply with conduct rules established in applicable laws and securities regulations and with the Internal Regime Regulations.

The members of the Board of Directors shall keep all the matters discussed in the meetings of the Board of Directors, and the Committees of which they are members, confidential and generally refrain from revealing any relevant information received due to holding their office. The obligation to refrain from revealing any confidential information shall remain in force after they have been dismissed or have left the Company.

ARTICLE 32.- BUSINESS OPPORTUNITIES AND CONFLICT OF INTEREST

Board members may not benefit directly or indirectly from the Company's business opportunities unless: i.) such business opportunity has been first offered to the Company; ii.) the Company has abstained from entering into such business and; iii.) the entering into such business by the Board Member has been authorized by the Board.

Business opportunities shall mean the possibility to invest or enter into a commercial transaction which has been learned by the Board Member as a result of the exercise of his duties or due to any other circumstance that may lead to believe that the offer was directed to the Company.

The members of the Board of Directors must notify the Board of Directors of any direct or indirect situation of conflict that they may have with the Company's interest. In case of conflict, the affected Director shall refrain from taking part in the transaction to which the conflict applies. In any case, the situations of conflict of interest that the Company's Directors are in shall be reported in the Annual Corporate Governance Report.

ARTICLE 33.- FISCAL YEAR

The corporate year shall start on 1 January and end on 31 December of each year. Nonetheless, the first corporate year shall start on the date of incorporation of the Company and end on the following 31 December.

At the end of each fiscal year the accounts will be closed and, no later than the following 31 March, the Board of Directors will draw up the annual accounts, the management report and the distribution of profits proposal. The annual accounts and the management report shall be signed by all Directors.

The annual accounts shall consist of the balance sheet, profit and loss accounts and the Annual Report. These documents forming one document shall be clearly drafted showing a faithful image of the Company´s assets, financial situation and profits in accordance with the rules and principles contained in the Corporations Act and the Commercial Code.

The management report shall contain a faithful exposition of the business developments and the Company´s situation, together with a description of the main risks and uncertainties that it faces, as well as the points as referred in Art. 202. of the Corporations Act.

The annual accounts and management report that are submitted to be drawn up by the Board of Directors must firstly have been certified regarding their accuracy and integrity by the Chairman (if he holds executive duties), the Chief Executive Officer or Managing Director (CEO) and the Chief Financial Officer (CFO) or the head of the relevant department, stating that the consolidated annual accounts include the accounting statements of all the national and international subsidiaries, which make up the consolidation limits, pursuant to applicable commercial and accounting regulations.

The certificate being granted of the aforementioned annual accounts shall not exonerate the Directors from their joint and several liability when drawing up the annual accounts.

All voting members of the Board of Directors shall record in the Minutes that, prior to signing the annual accounts as required by Law, they had been provided with all the required information and they may make any objections that they deem appropriate.

Madrid, 24 of May of 2004

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REGULATIONS OF THE GENERAL SHAREHOLDERS' MEETING OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

These Regulations develop and complete the aspects concerning the General Shareholders' Meeting stipulated by law and the company's Bylaws, and fulfill the requirements set forth in Act 26/2003, of July 17, amending the Securities Market Act 24/1988, of July 28 and the Re-enacted Text of the Spanish Companies Act ("Ley de Sociedades Anónimas"), approved by Legislative Royal Decree 1564/1989, of December 22, in order to improve the transparency of public listed companies.

Article 1. The General Shareholders' Meeting

The General Shareholders' Meeting is the company's highest governing body and its resolutions are compulsory for all shareholders, including absentees, dissenters and those that abstain, without prejudice to the legal rights and other actions they may be entitled to establish by the law.

Article 2. Types of General Meetings

The General Shareholders' Meeting may be of two types; Ordinary or Extraordinary.

The Ordinary General Shareholders' Meeting must be held, after having been previously convened for such purpose, within the first six months of each fiscal year, and the object thereof is to censure the corporate management, approve, when appropriate, the annual accounts of the previous fiscal year and the relevant Management Report, adopt a decision on the application of earnings and any other item on the Agenda, providing that, whether held in first or second call, the number of shareholders and the capital legally or required in the Bylaws in each case are present or represented at the meeting.

All General meetings other than mentioned above shall be deemed Extraordinary General Shareholders' Meetings.

Article 3. Duties of the General Meeting

Pursuant to that set forth by law and the Company Bylaws, the duties of the General Shareholders' Meeting are, among others, the following:

- To appoint and dismiss the members of the Board of Directors.
- To censure the corporate management and approve the annual accounts as well as the management report.
- To decide upon the distribution of profits.
- To appoint the external auditors.
- To modify the Bylaws.

- To approve the Regulations of the General Shareholders' Meeting, in accordance with the law and these Bylaws.
- Any other subject matters which, in accordance with these Bylaws or the Corporations Act ("Ley de Sociedades Anónimas"), are subject to the decision of the General Shareholders' Meeting.

Article 4. Convening General Meetings

The General Shareholders' Meeting must be convened by the Board of Directors.

When it convenes the Annual General Shareholders' Meeting, it must do so in order for the meeting to be held in the first six months of the fiscal year.

If an Annual General Meeting is not convened within the stipulated legal terms, it may be convened at the request of the Shareholders with a hearing of the Directors, by the First Instance Judge of the corporate domicile who shall also appoint the person to chair the meeting.

When it convenes any General meeting other than the Ordinary Meeting, it must be held when it is decided by the Board of Directors or when a number of shareholders whose shares represent at least five per cent of the share capital request a meeting. In this case, the General Meeting must be convened to be held within 30 (THIRTY) days after the date that the Board of Directors have been requested to hold it. The latter order to hold a General Shareholders' Meeting must be carried out through notary channels.

Article 5. Announcement of Convening the General Meeting

The Annual General Shareholders' Meeting must be convened by means of a legal notice published in the Official Mercantile Registry Bulletin ("Boletín Oficial del Registro Mercantil") and in one of the most-widely circulated newspapers in the province where the corporate domicile is located, at least 15 (FIFTEEN) days in advance of the date scheduled for the General Meeting, except in those cases in which greater advance notice for convening the meeting is stipulated by law

The meeting notices must indicate the following:

i) The place, the date it will be held in first call and the time it will begin, as well as the date for holding the General meeting in second call, in the event that it becomes necessary to hold it in second call. In this case a period of at least 24 hours must lapse between the first and the second meeting.

ii) The Agenda for such General meeting, including all the items to be dealt with, drawn up clearly and concisely.

iii) By virtue of the items on the Agenda, the percentage of the subscribed capital with voting rights that must be in attendance in first or second call, when appropriate, for the General Meeting to be validly held.

iv) The procedure, requirements, system and term for exercising the right to vote and sending votes to the Company by post or electronic means of remote communication and for revoking them, if applicable.

v) Requirements for attending the General Meeting.

vi) The shareholders' information rights, with clear reference to the available documents.

The Agenda appearing in the announcement convening the meeting shall be drawn up by the Board of Directors, without prejudice to the right of shareholders holding at least five percent of the share capital to request the inclusion of other matters, through notary channels.

Shareholders' proposals regarding matters to be included on the Agenda must be channeled through the Investor Relations Office, to be passed on to the Board of Directors, which must decide on their appropriateness and, when applicable, the manner in which they shall be passed onto to the General Shareholders' Meeting for voting.

Article 6. Shareholders' information rights prior to holding the General Meeting

From the date the announcement convening the General Meeting is published, shareholders shall be entitled to receive a printed version and request that the documents that must be subject to the approval of the General Meeting by law be sent to them free of charge, including the annual accounts and the Management Report, as well as the Auditors'Report and, when appropriate, the whole text of the proposed amendments to the company Bylaws and the written report justifying the modification drawn up by the Directors.

In all cases, the company's corporate web page, which refers to holding and convening the General Meeting, must contain the following information:

i) Documents related to the General Meeting (the whole text of the announcement convening the meeting, proposals for resolutions drawn up by the Board, with regards to each of the items on the Agenda and whole text of the documents that have to be at the disposal of the shareholders before the General Meeting is held) and the documents that must be subject to the approval of the General Meeting, according to the law;

ii) Communication channels between the Company and the shareholders;

iii) Means and procedures to grant authority to act as a proxy at the General Shareholders' Meeting;

iv) Means and procedures to vote by using remote means of communication.

v) Performance of the Shareholders' Meetings, including the quorum to be validly held, resolutions adopted, number of votes cast and ballots of each of the items on the Agenda)

Specific requests for information made by shareholders by virtue of their legal right shall be governed by the following regulations:

a) Shareholders may request clarifications or information regarding the matters included on the Agenda from the company's directors, in writing, delivering the request to the company's corporate domicile by post or any other means of remote electronic communication, by the seventh day prior to the date scheduled for the General Meeting in first call. The relevant information or

clarification must be made in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted provided that the means offer the sufficient technical safety and the identity of the shareholder is validly verified.

b) For clarifications, information or questions in writing regarding information accessible to the public, which has been issued to the Spanish Stock Exchange Commission by the Company since the last General Shareholders' Meeting was held, may be made by delivering the request to the company's corporate domicile by post or by remote electronic communication, by the seventh day before the date scheduled for the next General Meeting in first call. The relevant information or clarification must be made in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted provided that the means offer the sufficient technical safety and the identity of the shareholder is validly verified.

The Directors must provide the information requested in the foregoing cases, except when publishing the requested information would harm the company's interests in the Chairman's opinion. Information may not be refused when the request is supported by shareholders representing at least a one fourth of the share capital.

Article 7. Attendance at the General Meeting

Attendance

Shareholders owning at least 200 (TWO HUNDRED) Class A shares, or at least 20 (TWENTY) Class B Shares, or a combination of both classes of shares having an aggregate par value of 2 (TWO) euros, may attend the General Shareholders' Meeting with a voice and vote, provided that they have their shares registered in the respective accounting register at least five (5) days in advance of the holding of the General Meeting.

To exercise the right to attend General Meetings and the right to vote, the grouping together of shares will be permitted, meaning that shareholders may group together to make up at least such number and appoint a representative.

The Directors must attend the General Shareholders' Meeting, without prejudice to the fact that their absence shall not prevent the General Meeting from being validly held. Executives, Managers and Technicians that the Board of Directors considers to have an interest in the good running of the Company business and whose attendance at the General meeting could be useful, may attend the General Meeting with voice but without voting rights

The Chairman of the General Meeting, or whoever acts in such position, may authorize the attendance of any other person he deems appropriate, although the General Meeting may revoke the said authorization.

Access to the premises where the General Meeting will take place

Persons attending the meeting must present the attendance card issued by the custodian company, on which ownership of shares and the number of shares owned is stated, in order to access the premises where the General Meeting will take place and exercise the shareholders' rights.

In order to accredit identification of the shareholders, or the persons validly representing them, accreditation of identification with a National Identification Card or any other generally accepted document accrediting identification may be requested from persons attending the meeting, together with the presentation of the attendance card, at the entrance of the premises where the General Shareholders' Meeting will take place.

Legal entities shall act through those persons legally exercising such representation, which must be acreditted by any means accepted by law.

Article 8. Proxy at General Meetings

Representation

Every Shareholder may appoint, in writing for each General Meeting, another person as his proxy (either with a paper document signed by the person granting proxy, or by duly filling out the attendance card). Such representative need not be a shareholder.

The shareholder granting proxy may not have more than one representative at the General Meeting.

Similarly, shareholders may grant proxy by remote electronic communication, sufficiently guaranteeing the proxy granted and the identity of the represented party. In this regard, only a proxy that is granted and accredited with the shareholder's recognized electronic signature or by any other means that, in the Board of Directors'opinion are sufficiently safety, will be accepted. They will be agreed and made public by the Board of Directors in accordance with Article 13 of these Regulations. In addition, it will also be necessary to present an electronic certificate issued by the institution responsible for recording book entries or the institution authorized as custodian of the shares. The proxy will have to be received by the Company at least five days prior to the date scheduled for the General Meeting in first call shall be accepted. The Board of Directors may extend such term for those cases when such documents were issued before the due date but received after, but in all cases they must be received one business day prior to the date scheduled for the General Meeting in first call.

The proxy referred to in this article may only be deemed null and void due to subsequent express revocation thereof within the term set forth for such procedure. Personal attendance of the shareholder at the General Meeting shall be deemed revocation of the proxy granted.

Public request for proxy

In cases of public request for proxy, that set forth in article 107 of the Corporations Act regarding listed companies, when appropriate, and that set forth in article 114 of the Stock Market Act 24/1988, of 28 July, shall be applicable.

The document in which the power-of-attorney is stated must contain or have attached the Agenda, the request for instructions to exercise voting rights and an indication of the way in which the representative must vote in the event of no specific instructions being issued.

In the event that the Directors or another person made the public request for proxy, the Director who obtains such proxy may not exercise the voting right corresponding to the represented shares in those items on the Agenda in which there is a conflict of interests or, in all cases, regarding the following decisions:

- Their appointment or ratification as Director.
- Their removal from office, dismissal or resignation as Director.
- Exercising corporate action for liability brought against such Director.
- The approval or ratification, when appropriate, of Company operations with the Director involved, companies controlled thereby or which the director or persons that act on their behalf represent.

The proxy statement may also include those points that, even though they are not set forth in the Agenda of the announcement convening the meeting, are dealt with during the General Meeting, as permitted by law, for which the foregoing shall also be applicable.

Article 9. Place and holding of the General Meeting

The General Shareholders' Meeting shall be held in the town or city in which the Company has its registered office, in the place and on the date stated on the announcement convening the meeting, but the sessions thereof may be extended over one or more consecutive days at the proposal of the Board of Directors, or at the request of a number of shareholders representing at least a one fourth of the capital present at the General Meeting.

If due to the capacity of the premises and attendance at the meeting it is not possible to fit all the persons attending the meeting in the same room for the General Meeting, separate rooms shall be used, provided audiovisual equipment allowing interaction and intercommunication between the rooms in real time is available, thus ensuring the unity of the procedure, ensuring that all the shareholders attending the meeting may take part therein and exercise their voting rights.

If, exceptionally, an event occurs that substantially alters the agenda and/or correct holding of the General Shareholders' Meeting, the Chairman thereof may suspend the meeting for the time necessary to reestablish and duly guarantee the conditions that would allow it to continue.

The Company must establish measures for security, protection and maintenance of order for each General Shareholders' Meeting, including systems controlling access and identification considered appropriate at all times, in view of the circumstances in which the sessions thereof are held.

Article 10. Offices of the General Meeting

The Offices of the General Meeting shall be made up of the Chairman and Secretary.

For such purpose, the Chairman of the Board of Directors or the Vice-Chairman thereof or, the person appointed thereby, who must in all cases be a Member of the Board or, if the Chairman or Vice-Chairman are not present and have not appointed anybody to such position, a person appointed by the General Meeting shall act as Chairman thereof.

The Secretary or Vice-Secretary of the Board of Directors or, in their absence, the person appointed by the shareholders present at the General Meeting, even if the person appointed is not a Shareholder, shall act as Secretary of the General Meeting.

The Chairman shall hold the following duties:

- To state whether the legal requirements necessary for the General Meeting to be validly held have, or have not, been fulfilled.
- To resolve any doubts or complaints and provide any clarifications that may be necessary regarding the list of those attending, delegations or proxies.
- To grant the floor to the shareholders requesting it, order the deliberations, controlling the length of speeches and bringing them to a close.
- To call the shareholders to vote on the proposed resolutions and state the results of the ballots.
- In general, all the necessary duties for the ideal organization and functioning of the General Meeting, including the resolution of any events that may arise, as well as replying to doubts that may arise regarding the interpretation of these Regulations.

Article 11. Holding the General Meeting

List of those attending

The shareholders or their duly accredited proxies must present the documents accrediting their right to attend to the staff responsible for registering attendance and proxy cards, in order to access the room in which the General Meeting is to be held. They may accredit their right up to one hour before the meeting begins at the latest. Shareholders or their proxies that accredit their attendance once the meeting has begun at the set time may access the room in which the General Meeting is being held, but shall not be included in the list of those attending.

Once registration of the attendance and proxy cards has been closed, a list of those attending shall be drawn up.

The list of those attending, which shall be attached to the minutes, shall be drawn up in a document in paper or electronic format, with the appropriate identification procedure signed by the Secretary or Vice-Secretary of the Board on the sealed cover of the electronic medium. If it is in paper format, each and every one of the pages must be signed by the Secretary or Vice-Secretary of the Board.

Once it has been accredited that there is sufficient quorum, the Offices of the General Meeting shall be established and the shareholders shall be notified of the number of shareholders present or represented by proxy, the number of shares and the percentage of share capital represented thereby. Similarly, the total percentage of subscribed capital with voting rights in attendance at the General Meeting shall be stated.

Quorum to hold the General Meeting

For such purpose, the Annual or Special General Meeting shall be validly assembled in first call when shareholders present or represented own at least 25% of the subscribed capital with voting rights. In second call, the assembly of the General Meeting will be valid no matter the capital participating thereat.

Without prejudice to the provisions of the preceding paragraph, in order that an annual or special General Meeting may validly adopt resolutions in respect of bond issues, the increase or reduction of capital, merger, spin-off or dissolution of the Company and, in general, any amendment to the corporate Bylaws, shareholders present or represented who own at least 50% (FIFTY PERCENT) of the subscribed voting capital, must participate at such meeting in first call. In second call, the participation of 25% (TWENTY-FIVE PERCENT) of the said capital shall be sufficient.

The Chairman, after stating that the requirements for the valid holding of the General Meeting have been met, shall state that such meeting is validly held, in the first or second summons, as appropriate. The reservations or protests concerning the Chairman's statements must be recorded in the Minutes.

Article 12. Running the General Meeting

When the General Meeting is deemed validly held, the Chairman or the Secretary must read the announcement convening the meeting and it will be regarded as if it were reproduced if no shareholder present opposes such procedure.

Taking the floor

Subsequently, the floor shall be opened up so that the shareholders may make the statements they deem appropriate regarding the items on the Agenda.

The shareholders that wish to take the floor shall identify themselves before the Notary Public, stating their name and the number of shares they own and the shares they represent, if any, with which they are attending the General meeting.

Once they have been identified, the Chairman shall grant the floor to all those persons wishing to take the floor, replying at the end of all the speeches, in accordance with the following regulations:

- In view of the circumstances and the number of speeches, the Chairman shall set the time for each speech (never less than five minutes).
- The appointed time may be extended when deemed appropriate.
- The speaker may be asked to make any appropriate clarifications for better understanding of the subject, if necessary.

- Speakers whose speeches are irrelevant to the matters concerning the General Meeting, who make improper statements or expressly abuse their rights may be required to stop speaking.
- The Chairman must take the appropriate measures so that no speech causes arguments and may order speakers to leave the room if they continue.

If any of the speakers wish their speech to be recorded verbatim in the Minutes, they must give a copy thereof in writing to the Notary Public or the Offices of the General Meeting, when they identify themselves.

Once the process of taking the floor has finished, replies shall be made to the shareholders, either by the Chairman or, when appropriate and as indicated thereby, by another Director or, if deemed appropriate, by any other manager or third party that is an expert in the matter.

For clarifications or information regarding the matters included on the Agenda requested by the shareholder during the General Shareholders' Meeting, the Directors shall answer the request in the same General Meeting, unless that is not possible, in which case they shall be bound to provide the information in writing within seven days following the end of the General Meeting.

The Directors must provide the information requested in the aforementioned situations, unless publishing the information requested might harm the company's interests, in the Chairman's opinion. Information may not be refused when the request is supported by shareholders representing at least a quarter of the share capital.

Without prejudice to that set forth in this article, the Chairman, when exercising his duties, may modify the running of the General Meeting depending on the time limitations and the need for organization at all times.

Article 13. Voting on the proposals

Voting by remote communication

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any of the General Shareholders' Meetings by post, providing the identity of the party exercising its voting rights is duly guaranteed.

Votes by post will only be valid if received by the company at least five business days prior to the date the General Meeting is held in first call and the Board of Directors may extend such term for those cases in which votes are cast prior to the due date but received afterwards, but in all cases they must be received the business day before the General Meeting is held in first call.

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any General Shareholders' Meeting by mean of shareholder´s recognized electronic signature or by any other means that in the Board of Directors´opinion are sufficiently safety.

Votes cast by remote electronic means of communication will only be valid if they are received by the Company at least five business days prior to the date the General Meeting is held in first call.

Votes issued by remote communication shall be deemed null and void in the following cases:

i) Due to subsequent, express revocation carried out through the same communication channels within the term set forth for the casting of such votes;

ii) If the shareholder who cast the vote attends the General Meeting in person;

iii) Due to sale of the shares that grant the voting rights, which the Company is aware of at least five days before the date scheduled for the General Meeting in first call.

Shareholders that cast their votes by remote communication will be considered present for the purposes of holding the General Meeting.

The Board of Directors shall agree on the recognized electronic signature as well as on the remote electronic means of communication that shall be deemed valid for casting the votes.

The alternative for casting the vote in the General Shareholders' Meetings by remote electronic means of communication shall not enter into force until the Board of Directors of the Company so decided in view of the development of the computer systems and technology progress.

Once the aforementioned alternative comes into force and the remote electronic means of communication are so decided, the Board of Directors will make public the resolutions adopted in this regard, through the corporate web page of the Company and through the announcements calling the General Shareholdres'Meeting in which such alternative may be already used. The resolutions adopted shall be incorporated into these Regulations as soon as possible.

Voting on the proposals at the General Meeting

Once the shareholders have taken the floor and replies to their questions have been provided, voting on the proposals for resolutions on the items on the Agenda shall take place.

For this purpose, the Secretary will read the proposals for resolutions and after reading each proposal, voting will take place on them, pursuant to the following procedure, without prejudice to the fact that the Chairman may choose to use other alternative systems:

a) Voting on the proposals for resolutions related to items on the Agenda shall be made by a system of negative deduction. For such purposes, votes in favor shall be deemed to correspond to all the shares present or represented minus the votes corresponding to the shares, the holders of which (or their representatives) have voted against the motion or have abstained by remote communication (by post or electronic means) and minus those votes corresponding to shares, the owners (or their proxies) of which have voted against the motion, left their ballot slip blank or abstained by express communication to the Notary Public of the Offices of the General Meeting, to be recorded in the Minutes.

b) Voting on proposals for resolutions on items not included on the Agenda shall be carried out by means of a system of positive deduction. For such purposes, votes against the motion shall be deemed as those votes corresponding to the shares present or represented by proxy minus the votes corresponding to shares, the owners of which (or their proxies) have voted in favor, left their ballot slip blank or abstained with express communication made to the Notary Public or the Offices of the General Meeting, to be recorded in the Minutes.

For the purposes of the records, the Notary Public shall state in the Minutes for each of the proposals that the owner of the shares or its proxy has stated that the way it voted should be recorded therein, along with the position and identity of the shareholder, the number of shares it holds and the manner in which it voted, as well as the identity of the shareholder who had left the General Meeting and expressly had required the Notary to record his absence in the Minutes.

Article 14. Adopting resolutions

Resolutions shall be adopted by the Annual and Special General Shareholders' Meetings by a simple majority of the votes validly cast by the shareholders present or duly represented by proxy.

Without prejudice to that set forth in the previous paragraph, so that resolutions on the issue of bonds, the increase or reduction in capital, merger, spin-off or dissolution of the Company and, in general, any amendment to the company Bylaws may be validly adopted in second call without a quorum of at least 50% of subscribed voting capital having been achieved, the favorable vote of two-thirds of the capital present or represented at the General Meeting will be necessary.

In turn, in order to amend article 6 of the Bylaws (Basic rights of the shareholders), as well as for the valid adoption of any resolution, whether or not implying an amendment of the Bylaws, which implies an increase of the economic rights of the Class B shares, the favorable vote of 88% (EIGHTY-EIGHT PERCENT) of the votes pertaining to the Class A shares present or represented at the special General Meeting, or pertinent separate voting, will be required.

All this is notwithstanding the cases in which the law requires a vote in favor by all or one class of shares for the validity of certain resolutions.

The Chairman shall state that the resolutions proposed in the General Shareholders' Meeting have been approved when they have sufficient votes to reach the majorities required for each of the resolutions.

Article 15. Adjourning the General Meeting

Once the result of the ballots has been stated, the Chairman of the General Meeting may close the procedure, adjourning the session.

Article 16. Minutes of the General meeting

The minutes of the Annual or Special General Shareholders' Meeting must reflect all the matters addressed, the discussions held, the resolutions adopted and the voting carried out. They must be clearly recorded in a special book and signed by the Chairman and the Secretary of the General Meeting.

The Minutes must include, apart from the resolutions adopted and the pertinent voting, a list of the persons attending, a description of the nature or representation thereof and of the shares owned or represented by each one of them and, at the end of such list, the number of Shareholders present or represented as well as the percentage of capital pertaining to the shares represented.

The minutes of the General Shareholders' Meeting must be approved by the General Meeting itself after such meeting has been held or otherwise within a term of fifteen days, by the Chairman and two scrutinizers, one representing the majority and the other the minority.

The Directors may request the presence of a Notary Public to authorize the minutes of the General Meeting and shall be bound to do so if, five days prior to the date scheduled for the General Meeting, shareholders representing at least one percent of the share capital request it.

The Notary Deed shall be deemed the Minutes of the General Meeting.

Article 17. Announcement of the resolutions

Without prejudice to the legal provisions regarding announcement of the company resolutions that may be applicable and recording the resolutions that must be registered in the Commercial Registry, on the same day that the General Meeting or the business day immediately after, the company shall send the Spanish Stock Exchange Commission the text of the approved resolutions by means of notification of a relevant fact, and place them as soon as possible on the company's web page.

The resolutions approved and the results of the ballots shall be stated in the Annual Corporate Governance Report.

Article 18. Investor Relations Office

The channels for any kind of clarification or query, exercising any kind of right to information referred to in article 6 of these Regulations and in general communication by the shareholders with the Company regarding the running of the General Shareholders' Meeting must be carried out through the Investor Relations Office.

Article 19. Interpretation and Modifications

These Regulations complete and develop that stated in the Company Bylaws regarding the General Shareholders' Meeting, and must be interpreted by Board of Directors in agreement therewith and with the applicable legal provisions.

Article 20. Effective Date

These Regulations shall come into force on the date when they are approved by the General Shareholders' Meeting, and notified and recorded in the Spanish Stock Exchange Commission and recorded in the Commercial Registry.

Ω

PROPOSAL OF RESOLUTIONS TO BE SUBMITTED FOR THE CONSIDERATION OF THE SHAREHOLDERS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., AT THE SESSION OF THE GENERAL SHAREHOLDERS MEETING TO BE HELD ON FIRST CALL ON JUNE 14, 2004 OR ON SECOND CALL ON JUNE 15, 2004, IN ACCORDANCE WITH THE PROPOSED AGENDA

ONE.- Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the company for the fiscal year ended as of December 31, 2003.

Approval of the annual accounts—balance sheet, income (loss) statement and annual report—and the Director's report of the Company relating to the fiscal year ending December 31, 2003.

TWO.- Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the consolidated Group for the fiscal year ended as of December 31, 2003.

Approval of the consolidated annual accounts—balance sheet, income (loss) statement and annual report—and the consolidated Director's report of the Company and its consolidated Group relating to the fiscal year ending December 31, 2003.

THREE.- Proposal for the distribution of the results for the fiscal year ended as of December 31, 2003.

To approve the following application of results obtained in the fiscal year ending December 31, 2003 (amount in Euros):

Fiscal Year Profit	150,026,789.05
Distribution to:	
- Dividends	35,000,000.00
- Other reserves	115,026,789.05
	150,026,789.05

where each Class A share is entitled to a full dividend of 0.06062 Euros, while each Class B share is entitled to a full dividend of 0.0010 Euros, once the economic rights of the shares held in treasury stock have been proportionally attributed to the Class A and B shares

Likewise, IT IS PROPOSED to the General Shareholders' Meeting to authorize the Board of Directors, and as the case may be, the company Management, to assign to "Other Reserves" the residual amount of the total dividend approved which cannot be distributed due to the effect of rounding out the dividend per share to five decimal places.

Finally, IT IS PROPOSED to the General Meeting to make payment of the dividend on July 15, 2004 (ex-dividend date), in accordance with the rules of operation of the Management Company of the Registration Systems, Securities Clearing and Settlement Service (IBERCLEAR), with Banco Bilbao Vizcaya Argentaria acting as paying agent.

FOUR.- Discharge of the Directors by the General Assembly of all actions undertaken by the Board of Directors during the fiscal year ended as of December 31, 2003.

The approval by this Annual General Meeting of the management performed by the Board of Directors during the fiscal year ending December 31, 2003.

FIVE.- Resignation of Board Members. Ratification, appointment and re-election of Board Members.

To accept the resignation submitted in writing to the Chairman of the Board on February 17, 2004 by Mr. Ralf Teckentrup and Mr. Peter Franke, Board members representatives of the major shareholder LUFTHANSA COMMERCIAL HOLDING, GmbH.

Not to cover the vacancies created by the resignation of the two aforementioned Board members, until a proposal is made on this subject by the Nomination Committee to the Board of Directors.

To ratify the appointment of the interim Board members Mr. Bruno Matheu, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, Mr. José Caparrós Pérez, independent Director and Mrs. Silvia Cairo Jordán, Board member representative of the major shareholder IBERIA LÍNEAS AÉREAS DE ESPAÑA, S.A., all of them appointed by the Board of Directors by co-optation procedure on 22nd September 2003, 14th November 2003 and 17th December 2003, respectively, until the celebration of the first General Assembly of Shareholders, whose personal data are recorded in the Commercial Registry, and to appoint the aforementioned persons, Members of the Board of Director for and additional four-year term.

To re-appoint as Board member of the Company, for an additional four-year term, Mr. Christian Boireau, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, Mr. Manuel López Colmenarejo, Board member representative of the major shareholder IBERIA LÍNEAS AÉREAS DE ESPAÑA, S.A., Mr. Francis Lorentz and Mr. Friedrich Josef Fröschl, both independent Directors, whose personal data are recorded in the Commercial Registry.

SIX.- Renewal of appointment of the auditors of the Company and its consolidated group for fiscal year 2004.

To renew the appointment of Deloitte & Touche España, S.L. (successor of the audit business unit of Deloitte & Touche, S.A.) as the auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 2004.

SEVEN.- Reduction of the share capital of the Company with return of contributions to the affected shareholders by means of the redemption of 48,539,400 Class B shares and subsequent amendment of Article 5 (Share capital) of the By-laws.

To reduce, in accordance with Article 164,3 of the Corporations Law, the share capital of the Company with return of contributions to the Class B shareholders, by means of the redemption of 48,539,400 Class B shares. The contribution to return to the affected shareholders will be 0.01 Euros per share redeemed.

As a result of the share capital reduction, to amend Article 5 of the By-laws, with the following new wording:

"ARTICLE 5.- THE SHARE CAPITAL

The Company's share capital is TWENTY-THREE MILLION FORTY-FOUR THOUSAND THREE HUNDRED AND SEVENTY EUROS (€23,044,370) represented by FIVE HUNDRED AND NINETY MILLION (590,000,000) preferential shares each of a par value of one cent of an Euro (€0.01), comprising Class A, consisting of a single series, and by ONE HUNDRED AND SEVENTY ONE MILLION FOUR HUNDRED FORTY-THREE THOUSAND SEVEN HUNDRED (171,443,700) ordinary shares each of a par value of ten cents of an Euro (€0,10), comprising Class B, consisting of a single series.

All the Company's shares are fully subscribed and paid up and are represented by book account entries.

The book account entries are constituted as such by virtue of their entry in the pertinent accounting register and their content shall be as defined in the deed of issue."

EIGHT.- Amendment of the following Articles of the By-laws; Art. 12 (Competency of the General Shareholders Meeting), Art. 14 (Notice of Meetings), Art. 17 (Attendance and Proxies), Art. 20 (Chairman and Secretary of the Meeting), Art. 22 (The Borrad of Directors), Art. 23 (Powers of the Board of Directors), Art. 25 (Board Committees), Art. 27 (Assembly and the adoption of resolutions), Art. 29 (Internal Regime Regulations), Art. 30 (Board members general obligations), Art. 31 (Use of non-public information), Art. 32 (Business opportunities and conflict of interest) and Art. 33 (Fiscal year) and addition of Art. 17 bis (Exercising the right to remote voting) and Art. 21 bis (The shareholders´right to information).

To amend Articles 12, 14, 17, 20, 22, 23, 25, 27, 29, 30, 31 32 y 33 of the Company´ By-laws and addition of Articles 17 bis y 21 bis, which new wording is as follows:

ARTICLE 12.- COMPETENCIES OF THE GENERAL SHAREHOLDERS' MEETING

The General Shareholders' Meeting, duly convened and constituted, has supreme administrative and decision-making powers over the Company, and shall in particular be competent:

i) to appoint and dismiss the members of the Board of Directors;

ii) to censure the corporate management, to approve the annual accounts as well as the management report;

iii) to decide upon the distribution of profits;

iv) to appoint the external auditors;

v) to modify the Bylaws;

vi) to approve the Regulations of the General Shareholders' Meeting, in accordance with the law and these Bylaws, and

vii) any other matters which, according to these Bylaws or the Corporations Act are subject to the decision of the General Shareholders' Meeting.

All the Shareholders, including those absentees, dissenters and those that abstain, shall be bound by the resolutions adopted at the General Shareholders´ Meeting pursuant to the Bylaws, the Regulations of the General Shareholders´Meeting and the legislation in force, without prejudice to their rights and actions according to Law.

ARTICLE 14.- NOTICE OF MEETINGS

The Ordinary General Shareholders' Meeting must be convened in an announcement published in the "Official Business Register Gazette" and in one of the larger-circulation dailies in the province where the registered offices are located at least 15 (FIFTEEN) days in advance of the date set for the Meeting, except in those cases where legal provisions define a longer term for such notice.

Such announcements must indicate the date on which the General Shareholders´ Meeting shall be held on first notice and, in limited form, the Agenda for that Meeting, along with any other reference required in the notice pursuant to the Corporations Act. It must also state the date on which the meeting shall be held on second notice, if necessary. There must be a term of at least 24 hours between the first and second meetings.

The meeting notice for each General Meeting shall state the procedure, requirements, system and term for granting proxy, exercising the right to vote and sending votes to the Company by post or electronic means of remote communication and for revoking them, if applicable, in accordance with these By-laws and the Regulations of the General Shareholders´ Meeting of the Company.

ARTICLE 17.- ATTENDANCE AND PROXIES

Shareholders may attend the General Shareholders´ Meeting with right to speak and to vote, only if each shareholder holds at least 200 (two hundred) Class A shares or at least 20 (twenty) Class B shares, or a combination of both with a joint par value of at least 2 (two) Euro, provided that their shares are registered in the pertinent accounting register five (5) days in advance of the date of the meeting. The grouping of shares for the purpose of exercising the right to attend General Shareholders´ Meetings and the right to vote shall be permitted.

When shareholders exercise their right to vote by using remote means of communication, in the terms described in article 17 bis of the Bylaws, they must also fulfil the foregoing condition concerning recording their shares in the relevant accounting register at the time the vote is cast.

The Directors must attend the General Shareholders' Meeting, without prejudice to the fact that their absence shall not prevent the General Meeting from being validly held. Executives, Managers and Technicians that the Board of Directors considers to have an interest in the good running of the Company business may also attend.

The Chairman of the Board may authorize the attendance of any other person he may deem fit, though the General Shareholders' Meeting may revoke such authorization.

Notwithstanding the provisions of Article 108 of the Corporations Act, any Shareholder may nominate another person as his or her proxy, in writing, for one meeting. Such proxy is not required to be a shareholder.

Similarly, shareholders may grant proxy by remote electronic communication, sufficiently guaranteeing the proxy granted and the identity of the represented party, in the manner set forth in the Regulations of the General Shareholders´Meeting. Only proxy that is granted and accredited with an electronic certificate issued by the institution responsible for recording book entries or the institution authorized as custodian of the shares with the recognized signature of the represented party, received by the Company at least five days prior to the date scheduled for the General Meeting in first call shall be accepted. The Board of Directors may extend such term for those cases when such documents were issued before the due date but received after, but in all cases they must be received one business day prior to the date scheduled for the General Meeting in first call.

The proxy referred to in this article may only be deemed null and void due to subsequent express revocation thereof within the term set forth for such procedure. Personal attendance of the shareholder at the General Meeting shall be deemed revocation of the proxy granted.

In cases of public request for proxy, that set forth in article 107 of the Corporations Act regarding listed companies, when appropriate, and that set forth in article 114 of the Stock Market Act 24/1988, of 28 July, shall be applicable.

ARTICLE 17 bis.- EXERCISING THE RIGHT TO REMOTE VOTING

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any of the General Shareholders' Meetings by post, providing the identity of the party exercising its voting rights is duly guaranteed.

Votes by post will only be valid if received by the company at least five business days prior to the date the General Meeting is held in first call and the Board of Directors may extend such term for those cases in which votes are cast prior to the due date but received afterwards, but in all cases they must be received the day before the General Meeting is held in first call.

Shareholders entitled to attend may cast their vote on the proposals concerning items included on the agenda of any General Shareholders' Meeting by remote electronic means of communication provided that the means offer the sufficient technical guarantees and the identity of the shareholder is validly verified. The Regulations of the General Shareholders´Meeting will set forth and specify the remote electronic means of communication that shall be deemed valid for casting the votes in the Shareholders´Meeting. Votes cast by remote electronic means of communication will only be valid if they are received by the Company at least five business days prior to the date the General Meeting is held in first call.

The Board of Directors, once the technology and legal environment make it possible and they may sufficiently guarantee the verification of the identity of the shareholder, is authorized to perform and to complete the content of the Regulations of the General Shareholders´Meeting of the Company, setting forth the moment from which the shareholders may cast their votes by remote electronic means of communication, in accordance with the progress and safety of the available technical means.

The rules and any modification to the rules that the Board of Directors may adopt in order to perform and complete the Regulations of the General Shareholders´Meeting as well as the moment from which the shareholders may cast their votes by remote electronic means of communication shall be made available to the public though the web page of the Company and will be added to the Regulations of the General Shareholders´Meeting as soon as possible.

Shareholders that cast their votes by remote communication will be considered present for the purposes of holding the General Meeting.

Votes issued by remote communication shall be deemed null and void in the following cases: i) Due to subsequent, express revocation carried out through the same communication channels within the term set forth for the casting of such votes; ii) If the shareholder who cast the vote attends the General Meeting in person; iii) Due to sale of the shares that grant the voting rights, which the Company is aware of at least five business days before the date scheduled for the General Meeting in first call.

ARTICLE 20.- CHAIRMAN AND SECRETARY OF THE MEETING

The General Shareholders´ Meeting will be presided by the Chairman or the Vice-Chairman of the Board of Directors or by the person that they delegate, in which case he must be a Director or, in the absence of the Chairman or Vice-Chairman and without them having delegated, by the shareholder elected by the General Shareholders´ Meeting.

The person who presides will direct the meeting and lead the debates and designate the order of the discussion. He will be assisted by the Secretary or Vice-Secretary of the Board or, in his absence, by the person designated by the shareholders present at the General Shareholders´Meeting, even if the person designated is not himself a shareholder.

ARTICLE 21 bis.- THE SHAREHOLDERS' RIGHT TO INFORMATION

Without prejudice to the right to obtain the documents referred to in article 35 of the Bylaws free of charge and in printed format, the Shareholders' right to information shall be exercised through the existence of a corporate web page, the minimum contents of which are stipulated in article 23 of the Bylaws. The Company's Board of Directors is responsible for the contents and updating of the corporate web page.

The specific requests for information that shareholders make by virtue of their right to information shall be in accordance with that set forth in article 112 of the Corporations Act and that stipulated in the Regulations of the General Shareholders' Meeting and, in particular, with the following rules:

a) Shareholders may request clarifications or information regarding the matters included on the Agenda from the Company's Directors, in writing, delivering the request to the Company's corporate domicile by post or any other means of remote electronic communication, by the seventh day prior to the date scheduled for the General Meeting in first call. The relevant information or clarification must be made in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted in the manner set forth in the Regulations of the General Shareholders´Meeting of the Company and provided that the electronic certificate issued by the company responsible for the recording of book entries or the institution authorized as custodian of the shares includes the shareholder's recognized electronic signature.

b) For clarifications or information regarding the matters included on the Agenda requested by the shareholder during the General Shareholders' Meeting, the Directors shall answer the request in the same General Meeting, unless that is not possible, in which case they shall be bound to provide the information in writing within seven days following the end of the General Meeting.

c) For clarifications, information or questions in writing regarding information accessible to the public, which has been issued to the Spanish Stock Exchange Commission by the Company since the last General Shareholders' Meeting was held, may be made by delivering the request to the company's corporate domicile by post or by remote electronic communication, by the seventh day before the date scheduled for the next General Meeting in first call. The relevant information or clarification must be made in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held. Requests for information by remote electronic communication will be accepted in the manner set forth in the Regulations of the General Shareholders´Meeting of the Company and provided that the electronic certificate issued by the company responsible for the recording of book entries or the institution authorized as custodian of the shares includes the shareholder's recognized electronic signature.

ARTICLE 22.- THE BOARD OF DIRECTORS

The Company shall be governed, administered and represented permanently by a Board of Directors comprising a minimum of 5 (FIVE) and a maximum of 20 (TWENTY) Directors who are appointed by the General Shareholders' Meeting. Directors need not be shareholders.

If the company's shares are listed on an official stock exchange, at least two of the Directors must be independent Directors.

In compliance with the provision above related to independent Directors, the Board of Directors may not propose or appoint any person to hold the office of an independent Director who has any relationship with the ordinary management of the Company or has any family or commercial ties with the Directors or any other Senior Executives of the Company.

In particular, the following persons may not be proposed or appointed as independent Directors:

a. Any persons who, during the term of office or during the two years before the appointment, are or have been Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, its Senior Executives or any of the companies in the Group or subsidiaries.

b. The persons that during their term of office or two years prior to their appointment are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, or are or have been Senior Executives of any Shareholder with more than 5% of the stock capital of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. or the companies in the group of the Shareholder with a shareholding interest that is represented by significant Shareholders´ Directors.

c. Neither may any persons be proposed or appointed who, during their term of office or in the two years prior to the appointment, are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature, or are or have been Senior Executives of credit institutions with an important position in the financing of the Company, or organizations that are granted substantial subsidies by the Company.

If there is any prior relationship, this must be reported to and assessed by the Board of Directors, with a prior report by the Nomination Committee and included in the annual report.

The Board of Directors shall appoint its Chairman and, if the case may be, Vice-Chairman from among its members, along with its Secretary and, as applicable, Vice-Secretary, who need not be Directors.

The Company's Chief Executive Officer (CEO), as the case may be, shall be entitled to assist to every meeting of the Board of Directors, with the right to speak but not to vote.

The Board of Directors has full powers, with the exception of those specifically reserved under the legislation or these Bylaws to the General Shareholders' Meeting.

The term of office of the Directors is 4 (FOUR) years; Directors may however be re-elected for further consecutive four-year terms, except for independent Directors, who *may not be re-elected for more than one additional mandate.*

Vacancies arising at any time on the Board may be filled from among the shareholders by the Board of Directors itself, until the next General Shareholders' Meeting. However, in all events, the Director filling such vacancy shall do so only for the remainder of the term of the Director replaced, without prejudice of his or her eventual re-election.

The Board of Directors will be remunerated The General Shareholders´ Meeting shall fix the Directors´ remuneration for each year or for as many years as the General Shareholders´ Meeting may decide in accordance with the limits set by the Corporation Act. This remuneration will consist of an annual fixed amount as a result of them being members of the Board of Directors and/or of the Board Committees, attendance fees for attending the meetings at the Board of Directors and/or the Board Committees and justified travel expenses incurred by them in order to attend the meetings at the Board of Directors and/or the Board Committees.

ARTICLE 23.- POWERS OF THE BOARD OF DIRECTORS

The Board of Directors, without prejudice to the powers which belong to the General Shareholders' Meeting, will have the representation and exercise of the administration of the Company before all kinds of entities, authorities, individual or legal persons, in court or out of court and is entitled to resolve and execute without any limitation all that it considers appropriate for the management of the Company's business, being entitled to carry out all kinds of acts, business and contracts of administration, acquisition, sale, encumbrance of obligation and absolute ownership, with any kind of individual or legal persons, private or public, Spanish or foreign, including private or official financial institutions as well as with any kind of official bodies, ministries, provincial authorities, autonomous regions, municipalities or any others, and with respect to all kinds of goods, rights, public titles or shares, with the conditions and agreements they may consider appropriate for the best management of the Company's interests.

If the company's shares are listed on an official stock exchange, the Board of Directors shall approve an Annual Corporate Governance Report, the contents of which shall be in agreement with the legal and regulatory provisions in force at any time. Such report's contents shall refer to at least the following: i) the Company's ownership structure; ii) the Company's management structure; iii) associated transactions with major shareholders, Directors and Senior Management of the Company and the Company group that the Company is part of and significant transactions between group companies; iv) risk control systems; v) the operation of the General Shareholders' Meeting and the holding of the General Shareholders' Meetings; vi) the degree to which good governance recommendations have been followed.

The Board of Directors is responsible for the contents of the Company's corporate web page, in line with the legal and regulatory provisions in force at any time, this being one of the means for fulfilling the shareholders' right to information. The minimum contents of the web page shall be as follows: i) the company's Bylaws; ii) the Regulations of the General Shareholders' Meeting; iii) the Regulations of the Board of Directors and the regulations of any Committees of the Board of Directors; iv) the Annual Report and the Internal Code of Conduct; v) the Corporate Governance Reports; vi) the documents concerning the General Shareholders' Meetings; vii) the information about the General Shareholders' Meetings held; viii) the communication channels between the Company and the shareholders; ix) the means and the procedures for granting representation by proxy on the General Shareholders Meeting; x) the means and the procedures for exercising the right to vote by remote means and, if applicable, exercising the right to vote by electronic means; xi) the relevant events communicated to the Spanish Stock Exchange Commission.

ARTICLE 25.- BOARD COMMITTEES

The Board of Directors must set-up a Nomination Committee, an Audit Committee and a Compensation Committee.

<u>The Nomination Committee:</u>

The Nomination Committee shall be composed of three (3) members who must review, inform and recommend to the Board of Directors on the proposals that the Board of Directors makes to the General Shareholders' Meeting to appoint or dismiss Directors, including cases of co-optation by the Board of Directors, as well as the proposals for appointment, reappointment and dismissal of members on the Committees of the Board of Directors.

The Nomination Committee shall appoint a Chairman from among its members. The Secretary of the Board of Directors or, in the absence thereof, the Vice-secretary, shall act as the Secretary of the Nomination Committee.

<u>The Audit Committee</u>

The Audit Committee must i) report to the General Shareholders' Meeting on the issues that the shareholders raise therein concerning the issues for which they are competent; ii) propose the appointment of external auditors to the Board of Directors for submission to the General Shareholders' Meeting; iii) supervise the internal audit services, if the Company has such a body; iv) knowledge of the Company's financial information process and internal control systems; v) keep relations with the external auditors in order to receive information about those matters that could jeopardize the

independence of the external auditors and any others related to accounting audit, as well as the other notifications set forth in accounts audit law and the technical audit regulations.

The Audit Committee shall be composed by four (4) members, most of whom shall be non-executive Directors and two of them must be independent Directors. The Managing Director (CEO) may not be a member of the Audit Committee.

The Audit Committee shall appoint a Chairman from among its members, who must be an independent Director and must be replaced every four years, and may be re-appointed one year after ceasing to be the Chairman.

The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary, shall act as the Secretary of the Audit Committee.

The Compensation Committee

The Compensation Committee must review, inform and recommend to the Board on the following subject matters: (i) remuneration policy in respect of Company management, including salary and retribution in kind of officers; (ii) other remuneration, such as incentives, deferred retribution, stock option plans and remuneration and profits of Directors; (iii) all those matters which the Board may require.

The Compensation Committee shall be composed of four (4) members, two of whom must be independent Directors. The Managing Director (CEO) may not be a member of the Compensation Committee.

The Compensation Committee shall appoint, from among its members, a Chairman, who must be an independent Director.

The Secretary of the Board of Directors or, in the absence thereof, the Vice-Secretary, shall act as the Secretary of the Remuneration Committee.

Committees shall be subject at all times to the Internal Regime Regulations and these Bylaws.

ARTICLE 27.- ASSEMBLY AND THE ADOPTION OF RESOLUTIONS

I. The Board of Directors is deemed validly constituted when half plus one of its total number of members is present or duly represented. Each Director has one vote.

However, if the Board of Directors is to resolve on any of the matters listed in Item II of this Article, the attendance of five sixths of all the Board members, in person or by proxy, is required.

Board members may grant their representation to other Directors in powers of attorney or proxy conferred specifically for each meeting.

II. The vote in favour of at least five sixths of the total number of members of the Board is required to validly resolve on the following matters: (i) fundamental change of the corporate structure of the Company or its group; (ii) proposal to the General Shareholders Meeting of the following matters: increase or reduction of capital, conversion, merger, spin off or dissolution and in general, any amendment of the Bylaws;

III. Any modification of the Regulations of the Board will require a favorable resolution adopted by a majority of three forth of the Directors attending the Meeting, and such resolution must be notified to the first General Shareholders' Meeting that is held thereafter.

IV. Decisions on any matters other than those listed in Point II and III above shall be adopted with the simple majority of votes of the total number of members of the Board of Directors.

ARTICLE 29- INTERNAL REGIME REGULATIONS

The Board of Directors shall approve its Internal Regime Regulations, which shall not be inconsistent with these By-laws, in order to develop and complete the provisions of these Bylaws, subject to those provisions and to the Resolutions of the General Shareholders´ Meetings, containing the specific measures in order to guarantee the best management of the Company.

The Board's Internal Regime Regulations shall contain the following minimum details:

1. The composition, competence and duties of the Board of Directors, with special development of the duties concerning the annual accounts and the management report and the duties concerning the Stock Market.

2. The relations of the Board of Directors with the shareholders in general, the institutional shareholders, the General Shareholders' Meeting, the external accounts auditors and the Senior Management.

3. Development of the Directors' Statute, which must contain at least the following points:

   a) The appointment, re-appointment and dismissal of Directors, in particular the appointment of the independent Directors and their term of office.

   b) The duties of the Directors in holding office and, in particular, the non-disclosure duty, the non-competition obligation, conflicts of interest, use of company assets, use of company information, business opportunities, indirect transactions and duties of information of the Board.

   c) The rights and authorities of the Board and, in particular, the rights to information and inspection, assistance by experts and compensation of the Directors.

4. The structure and operation of the Board of Directors, with special reference to specific functions within the Board, the Chairman, Vice-Chairman, Secretary and Vice-Secretary, as well as, as the case may be, the Directors with specific assignments, and the number and development of meetings, scheme of meeting notices and for adoption of resolutions, as well as scheme for delegation of votes, which shall only be admitted on an exceptional basis.

5. Creation, as the case may be, of an Executive Committee and the Board of Directors Committees which are deemed necessary, with the exception of the Nomination, Audit and Compensation Committees, which shall be compulsory when the Company's shares are listed on official secondary stock markets, with special reference to the composition, competence and operation of such Committees.

ARTICLE 30.- BOARD MEMBERS GENERAL OBLIGATIONS

The Directors shall act in their posts with the diligence of an orderly businessman and a loyal representative, at all times complying with the duties of fidelity, loyalty and secrecy referred to in articles 127 bis, 127 ter and 127 quáter of the Corporations Act.

Board members shall at all times i.) be informed and prepared for board meetings or any Board Committee to which they belong, diligently informing them of the running of the Company; ii.) endeavour to assist and actively participate at Board meetings or any Board Committee to which they belong; and iii.) undertake any actions directly requested by the Board or any Board Committee, provided it falls within the scope of its duties.

The members of the Board of Directors must notify any holding they have in the capital of a company with the same, analogous or complementary kinds of business to that which is its corporate purpose, as well as the posts and duties they exercise therein, and the performance for a third party or on their own behalf, of the same, analogous or complementary kind of business to that which is its corporate purpose. Such information shall be included in the report.

The members of the Board of Directors shall report in the Company's annual report on the transactions that they have carried out during the financial year to which the annual accounts refer, by themselves or through a person acting on their behalf, with the Company and with a company in the same group, when the transactions are outside of the Company's ordinary trade or have not been carried out at arm's length.

ARTICLE 31.- USE OF NON-PUBLIC INFORMATION

Board members shall at all times comply with conduct rules established in applicable laws and securities regulations and with the Internal Regime Regulations.

The members of the Board of Directors shall keep all the matters discussed in the meetings of the Board of Directors, and the Committees of which they are members, confidential and generally refrain from revealing any relevant information received due to holding their office. The obligation to refrain from revealing any confidential information shall remain in force after they have been dismissed or have left the Company.

ARTICLE 32.- BUSINESS OPPORTUNITIES AND CONFLICT OF INTEREST

Board members may not benefit directly or indirectly from the Company's business opportunities unless: i.) such business opportunity has been first offered to the Company; ii.) the Company has abstained from entering into such business and; iii.) the entering into such business by the Board Member has been authorized by the Board.

Business opportunities shall mean the possibility to invest or enter into a commercial transaction which has been learned by the Board Member as a result of the exercise of his duties or due to any other circumstance that may lead to believe that the offer was directed to the Company.

The members of the Board of Directors must notify the Board of Directors of any direct or indirect situation of conflict that they may have with the Company's interest. In case of conflict, the affected Director shall refrain from taking part in the transaction to which the conflict applies. In any case, the situations of conflict of interest that the Company's Directors are in shall be reported in the Annual Corporate Governance Report.

ARTICLE 33.- FISCAL YEAR

The corporate year shall start on 1 January and end on 31 December of each year. Nonetheless, the first corporate year shall start on the date of incorporation of the Company and end on the following 31 December.

At the end of each fiscal year the accounts will be closed and, no later than the following 31 March, the Board of Directors will draw up the annual accounts, the management report and the distribution of profits proposal. The annual accounts and the management report shall be signed by all Directors.

The annual accounts shall consist of the balance sheet, profit and loss accounts and the Annual Report. These documents forming one document shall be clearly drafted showing a faithful image of the Company's assets, financial situation and profits in accordance with the rules and principles contained in the Corporations Act and the Commercial Code.

The management report shall contain a faithful exposition of the business developments and the Company's situation, together with a description of the main risks and uncertainties that it faces, as well as the points as referred in Art. 202. of the Corporations Act.

The annual accounts and management report that are submitted to be drawn up by the Board of Directors must firstly have been certified regarding their accuracy and integrity by the Chairman (if he holds executive duties), the Chief Executive Officer or Managing Director (CEO) and the Chief Financial Officer (CFO) or the head of the relevant department, stating that the consolidated annual accounts include the accounting statements of all the national and international subsidiaries, which make up the consolidation limits, pursuant to applicable commercial and accounting regulations.

The certificate being granted of the aforementioned annual accounts shall not exonerate the Directors from their joint and several liability when drawing up the annual accounts.

All voting members of the Board of Directors shall record in the Minutes that, prior to signing the annual accounts as required by Law, they had been provided with all the required information and they may make any objections that they deem appropriate.

NINE.- Approval of the Regulations of the General Shareholders' Meeting.

To approve the Regulations of the General Shareholders Meeting, which content has been put at the disposal of shareholders for their knowledge and attached to the Minutes of this General Assembly.

TEN.- Amendment of the Amadeus'Management Stock Option Program, approved by resolution of the General Assembly of Shareholders of June 16, 2000, in order to eliminate the existing restrictions as far as the transferability of the options is concerned.

To approve the amendment to the Amadeus'Management Stock Option Program approved by resolution of the General Assembly of Shareholders of June 16, 2000 (specific prospectus filed with the CNMV on October 19, 2000) in order to eliminate the existing restrictions as far as the transferability of the options is concerned, and therefore, to grant liquidity to the options through the implementation of any valid system in law (such amendment referred to the Stock Option Plans currently in force,

i.e. Stock Option Plans 1999, 2000, 2001, 2002 y 2003 -for vested and non vested options -) as well as for any future annuity.

ELEVEN.- Authorization to the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law and to revoke the previous authorization granted by the General Shareholders´ Meeting held on June 20, 2003.

To authorize the Board of Directors to proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, with respect to the limits and legal requirements of the following conditions:

a) Form of acquisition: acquisition through sale and purchase (or any other title admitted by Law) of the Class A Shares of Amadeus Global Travel Distribution, S.A., fully paid-in and free of all liens or encumbrances.

b) Maximum number of shares to be acquired: up to 5% of the Class A shares of Amadeus Global Travel Distribution, S.A. provided that the par value of the shares which are acquired as from the date of this resolution, together with those existing in treasury stock previously, not exceed 5% of the share capital of Amadeus Global Travel Distribution, S.A.

c) Maximum and minimum prices: the minimum acquisition price of the shares will be 75% of their market trading value and the maximum price will be 125% of their market trading value on the acquisition date.

d) Duration of authorization: eighteen (18) months from the date of adoption of this resolution.

e) Destination: To utilize the existing treasury shares at the date of this resolution and those other treasury shares to be acquired from the date of this resolution onwards, as Counterpart in future commercial or corporate transactions, hedging of financial risk deriving from commercial transactions, stock loans, as well as disposal and/or application of current remuneration systems consisting of the delivery, free of charge, of shares or rights to shares for employees and general managers or similar who exercise senior management duties.

Likewise, the following is hereby submitted to the approval of the General Meeting: the revocation of the authorization to acquire treasury stock, granted to the Board of Directors by the General Shareholders' Meeting held on June 20, 2003, which authorization thereby becomes null and void.

TWELVE.- Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

Without prejudice to the powers legally and statutorily established, it is hereby proposed to delegate, as amply as is required by law, to the Board of Directors, and to the Secretary and the Vice-Secretary of the Board in order that, acting severally and indistinctly, any of them may execute each and every one of the resolutions adopted at this General Meeting, with the powers to interpret, remedy and complete the same, and

to have them notarized and filed with the Commercial Registry, if needed, as well as the power to substitute such delegation as they deem most appropriate.

The Secretary and the Vice-Secretary of the Board of Directors are empowered in order that, acting severally and indistinctly, they may proceed to carry out the deposit of the accounts of the Company and its consolidated group pertaining to the fiscal year ending December 31, 2003, as referred to in article 218 of the Corporations Law. They are also expressly empowered to sign and execute any type of document, with powers of remedy, until achieving the effective deposit of the accounts with the Commercial Registry.

The Secretary and the Vice-Secretary of the Board of Directors are empowered in order that, acting severally and indistinctly, they may proceed to make all communications, notifications and appropriate formalities which are necessary before the Spanish Securities Market Commission and any other official body, as necessary, for the execution of the resolution referred to in item NINE of the Agenda and in particular to file the Regulations of the General Shareholders Meeting with the Commercial Registry, with the powers to develop, remedy and complete the same when required by any competent authority, including the Commercial Register, until achieving the definitive filing.

In particular, it is hereby proposed to delegate, as amply as is required by law, to the Board of Directors, with faculties to substitute such delegation in the Stock Program Steering Committee of the Amadeus Group or in the Amadeus Senior Management, to draft and to amend the Rules of the "Stock Option Program" in the sense they deem most appropriate in order to be adapted to the resolution of the Agenda item TEN, implementing any system valid in law for granting liquidity to the options, setting forth the requirements for the implementation and the interpretation of the scope of the resolution adopted. They are also expressly empowered to adapt the resolution to the corresponding specific legislation of each of the countries involved in the Program, with faculties to restrict and limit its implementation, if needed.

The Secretary and the Assistant Secretary of the Board of Directors are empowered in order that, acting severally and indistinctly, they may proceed to make all communications, notifications and appropriate formalities which are necessary before the Spanish Securities Market Commission ("*Comisión Nacional del Mercado de Valores*") and any other official body, as necessary, for the execution of the resolution referred to in item TEN of the Agenda.